MITCHAM INDUSTRIES, INC.

THE EXPLORATION EQUIPMENT SUPPLIER™




LAND SEISMIC
MARINE SEISMIC
MAP MARINE
PRODUCTS

2008
ANNUAL REPORT

SHAREHOLDERS LETTER

Dear Fellow Shareholders:

In fiscal 2008, we celebrated our twentieth year in business at Mitcham Industries and our fourteenth year as a public company. Over time, our customers' needs have changed; the scale of our business has increased; our expertise has grown; and we have successfully met the countless challenges that have confronted the energy industry. Many aspects about our business have changed during this time, and we believe we are a better company today. We have grown from a single location in Huntsville, Texas with five employees to seven offices strategically located throughout the world, employing more than 120 people. Through it all, we remain steadfast in our goal to supply the seismic industry with equipment, whenever and wherever they need it, 24/7.

We achieved a number of financial milestones in our twentieth year!

- Record Revenues of $76.4 million, up 56%
- Record Leasing Revenues of $34.4 million, up 38%
- Record Seamap Sales of $24.7 million, up 121%
- Record Operating Income of $16.1 million, up 151%
- Record EBITDA of $28.3 million, up 83%
- Record Net Income of $11.4 million, up 23%

We were able to accomplish these results through our innovative approach of consistently offering more than is expected of us and by constantly exploring for ways to provide superior service to our customer base.

We continued to be ever mindful of growth trends in our industry as well as overall customer demand for seismic equipment, and we capitalized on opportunities to meet the needs of customers' backlogs. To these means, we added $26 million of new equipment to our lease pool during fiscal 2008. Some of this equipment was put to work almost immediately, but more than half was not received until the fourth quarter. These recent additions, along with the $25.5 million of new equipment added in fiscal 2007, have helped us diversify and strengthen our world-wide market presence. We currently have more than 78,000 land channels in our lease pool, which continues to substantiate our position as the world's largest independent supplier of seismic equipment.

Our capital expenditures during fiscal 2008, included over 20,000 channels of land recording equipment, additional marine equipment for wide-azimuth surveys utilizing four to six vessels; additional Sercel Seal streamer sections and a wide array of miscellaneous marine equipment for positioning. We also committed to purchase an additional 1,000 stations, or 3,000 channels, of Sercel DSU3 428XL to add to our existing fleet, which has continued to exceed our original utilization expectations.

Our Seamap segment experienced outstanding revenue growth and margin improvement as our manufactured products have continued to gain traction in the seismic market. Driving this segment's revenue increase was strong demand for our GunLink, BuoyLink and ancillary products such as weight collars, as well as training and support. Our Seamap production facility in Singapore has contributed to the improved profitability of this segment.

Our Russian subsidiary in Ufa, Bashkortostan has provided a strategic market location for accommodating the surge of exploration activity in the region, as well as a platform for expansion into Eastern Europe and The Middle East. Our Russian lease pool began the year with just over 12,000 channels and ended with 19,000 channels and very high utilization for the important winter season. We are very excited about the success we have seen from this operation and the opportunities that are developing there.

We believe the seismic industry is currently experiencing a period of sustained expansion. Fiscal 2008 continued a strong growth pattern for Mitcham, fueled by robust customer demand for seismic equipment worldwide as high commodity prices continue to drive oil and gas exploration. We continued to expand our market area with 70% of our revenues generated outside of North America. With oil and gas prices sustaining record levels, the need to explore and discover untapped hydrocarbon reservoirs of resources continues to increase. According to the International Energy Agency (IEA), global demand for energy will grow by more than half over the next quarter-century, exceeding 325 million barrels of oil equivalent per day. We believe seismic services in general and Mitcham Industries in particular will play a key role in the successful delivery of energy to the world.

We have seen many changes during our twenty years in the seismic industry, as well as in our company, but we have always held fast to a single vision – Customer Service. We are very proud of our reputation as THE Exploration Equipment Supplier™ to the Seismic Industry. As we move into fiscal 2009, we continue to put our customers and shareholders first in everything we do. We believe fiscal 2009 will be another successful year for your company and look forward to the next twenty years!

I would like to thank our customers for their continued confidence in our services; our vendors for their commitments to excellence; our employees who always find a way to deliver 24/7; our Board of Directors for its leadership and guidance; and you, our shareholders, for your continued allegiance.

Sincerely,



Billy F. Mitcham, Jr.
President and CEO

MITCHAM INDUSTRIES, INC.

8141 SH 75 SOUTH
P.O. BOX 1175
HUNTSVILLE, TEXAS 77342-1175

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD JULY 24, 2008

To our Shareholders:

We will hold the Annual Meeting of Shareholders of Mitcham Industries, Inc., a Texas corporation, on Thursday, July 24, 2008, at the Houston Marriott North, 225 North Sam Houston Parkway East, Houston, Texas at 10:00 a.m., local time. At the Annual Meeting, shareholders will be asked to:

1. Elect six individuals to serve on our Board of Directors until the next annual meeting of shareholders or until their respective successors are elected and qualified;

2. Ratify the selection by the Audit Committee of our Board of Directors of Hein & Associates LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2009; and

3. Transact such other business as may properly come before the meeting and any adjournment or postponement thereof.

Our Board of Directors has established the close of business on May 27, 2008 as the record date for determining the shareholders entitled to notice of and to vote at the Annual Meeting of Shareholders to be held July 24, 2008, and any adjournment or postponement thereof.

Sincerely,

Billy F. Mitcham, Jr.
President and Chief Executive Officer

EVEN IF YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, SIGN AND MAIL THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE IN THE ACCOMPANYING ENVELOPE OR USE THE TELEPHONE OR INTERNET VOTING.

June 3, 2008

TABLE OF CONTENTS

MITCHAM INDUSTRIES, INC.
8141 SH 75 South
P.O. Box 1175
Huntsville, Texas 77342-1175

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
To be Held July 24, 2008

SOLICITATION OF PROXIES

Purpose, Place, Date and Time

This proxy statement is furnished in connection with the solicitation by the Board of Directors ("Board") of Mitcham Industries, Inc., a Texas corporation, of proxies from the holders of record of our common stock, par value $0.01 per share, at the close of business on May 27, 2008, for use in voting at the Annual Meeting of Shareholders ("Annual Meeting") to be held at the Houston Marriott North, 225 North Sam Houston Parkway East, Houston, Texas at 10:00 a.m., local time, on Thursday, July 24, 2008, and any adjournment or postponement thereof.

The Notice of Annual Meeting, this proxy statement, the attached proxy card and our Annual Report for the fiscal year ended January 31, 2008 are being mailed together on or about June 3, 2008 to each of our shareholders entitled to notice of and to vote at the Annual Meeting.

Properly executed proxies will be voted as directed. If no direction is indicated therein, proxies received in response to this solicitation will be voted **FOR**: (1) the election of each of the six individuals nominated for election as directors; (2) the ratification of the selection of Hein & Associates LLP as our independent registered public accounting firm by our Audit Committee for the fiscal year ending January 31, 2009; and (3) as recommended by our Board with regard to any other matters, or if no recommendation is given, at the discretion of the appointed proxy holders.

Expenses of Solicitation

We will bear the entire cost of soliciting proxies, including the cost of the preparation, assembly, printing and mailing of this proxy statement, the proxy card and any additional information furnished to our shareholders in connection with the Annual Meeting. In addition to this solicitation by mail, our directors, officers and other employees may solicit proxies by use of mail, telephone, facsimile, electronic means, in person or otherwise. These persons will not receive any additional compensation for assisting in the solicitation, but may be reimbursed for reasonable out-of-pocket expenses in connection with the solicitation. We have retained Broadridge Investor Communication Services to aid in the distribution of proxy materials and to provide voting and tabulation services for the Annual Meeting. For these services, we will pay Broadridge a fee of $15,000 and reimburse it for certain expenses. In addition, we will reimburse brokerage firms, nominees, fiduciaries, custodians and other agents for their expenses in distributing proxy material to the beneficial owners of our common stock.

Shareholders Sharing the Same Last Name and Address

We are sending only one copy of our proxy statement and Annual Report to shareholders who share the same last name and address, unless they have notified us that they want to continue receiving multiple copies. This practice, known as "householding," is designed to reduce duplicate mailings and save significant printing and postage costs.

If you received a householded mailing this year and you would like to have additional copies of our proxy statement and Annual Report mailed to you or you would like to opt out of this practice for future mailings, we will promptly deliver such additional copies to you if you submit your request to our Corporate

Secretary in writing at Mitcham Industries, Inc., P.O. Box 1175, Huntsville, Texas 77342-1175 or call us at 936-291-2277. You may also contact us if you received multiple copies of the annual meeting materials and would prefer to receive a single copy in the future.

VOTING OF SECURITIES

Record Date; Shareholders Entitled to Vote

Our Board has fixed the close of business on May 27, 2008 as the record date for determining the holders of shares of common stock entitled to notice of and to vote at the Annual Meeting. As of the close of business on May 27, 2008, there were 9,795,609 issued and outstanding shares of common stock, each of which is entitled to one vote on each item of business to be conducted at the Annual Meeting.

For a period of 10 days prior to the Annual Meeting, a list of the shareholders entitled to vote at the Annual Meeting will be available for inspection during normal business hours at our principal place of business, which is located at 8141 SH 75 South, Huntsville, Texas 77340.

Quorum

Our Second Amended and Restated Bylaws provide that a majority of the outstanding shares of common stock, represented either in person or by proxy, entitled to vote will constitute a quorum for the transaction of business. Consequently, holders of at least 4,897,805 shares of our common stock must be present either in person or by proxy to establish a quorum for the Annual Meeting.

Abstentions and Broker Non-Votes

Abstentions and broker non-votes are counted for purposes of determining the presence or absence of a quorum for the transaction of business. In the election of directors, which requires a plurality of votes cast, broker non-votes will have no effect. In the ratification of the appointment of our independent registered public accounting firm, abstentions will have the same effect as a vote against ratification, and broker non-votes will have no effect.

A broker non-vote occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power with respect to the item and has not received voting instructions from the beneficial owner.

Vote Required

Assuming a quorum is present, the election of directors will require a plurality of the votes cast at the Annual Meeting. The ratification of the selected independent registered public accounting firm will require the affirmative vote of a majority of the shares entitled to vote on, and that vote, for, against or expressly abstain, with respect to the proposal at the Annual Meeting.

All votes will be tabulated by the inspector of elections appointed for the Annual Meeting, who will separately tabulate votes for and against, abstentions and broker non-votes.

Revocation of Proxies

If you are a registered stockholder (meaning your shares are registered directly in your name with our transfer agent) you may revoke your proxy at any time prior to the vote tabulation at the Annual Meeting by (1) sending in an executed proxy card with a later date, (2) timely submitting a proxy with new voting instructions by telephone or over the Internet, (3) sending a written notice of revocation by mail to P.O. Box 1175, Huntsville, Texas 77342-1175 marked "Proxy Information Enclosed, Attention: Corporate Secretary" or (4) by attending and voting in person by completing a ballot at the Annual Meeting. Attendance at the Annual Meeting will not, in itself, constitute revocation of a completed and delivered proxy.

If you are a street name stockholder (meaning that your shares are held in a brokerage account by a bank, broker or other nominee) and you vote by proxy, you may change your vote by submitting new voting instructions to your bank, broker or nominee in accordance with that entity's procedures.

CORPORATE GOVERNANCE

The following sections summarize information about our corporate governance policies, our Board and its committees and the director nomination process.

Our Governance Practices

General

We are committed to sound corporate governance principles. To evidence this commitment, our Board has adopted charters for its committees and a Code of Ethics. These documents provide the framework for our corporate governance. A complete copy of the current version of each of these documents is available on our website at *http://www.mitchamindustries.com* or in print, free of charge, to any shareholder who requests it by contacting us by mail at Mitcham Industries, Inc., P.O. Box 1175, Huntsville, Texas 77342-1175, Attention: Corporate Secretary, or by telephone (936) 291-2277. Our Board regularly reviews corporate governance developments and modifies our governance documents as appropriate.

Code of Ethics

Our Board has adopted a Code of Ethics that applies to all of our employees, including our Chief Executive Officer, Chief Financial Officer and our Corporate Controller, to ensure that our business is conducted in a legal and ethical manner.

All of our directors, officers and employees are required to certify their compliance with the Code of Ethics. The code requires that any exception to or waiver for an executive officer or director be made only by our Board and disclosed as required by law and the listing standards of The NASDAQ Stock Market LLC (the "NASDAQ Listing Standards"). To date, we have neither received any requests for, nor granted, waivers of the code for any of our executive officers or directors.

Among other things, the code addresses:

- conflicts of interest;
- insider trading;
- record keeping and questionable accounting or auditing matters;
- corporate opportunities;
- confidentiality;
- competition and fair dealing;
- protection and proper use of our company assets; and
- reporting of any illegal or unethical behavior.

It is our policy that there shall be no acts of retaliation, intimidation, threat, coercion or discrimination against any individual for truthfully reporting, furnishing information or assisting or participating in any manner in an investigation, compliance review or other activity related to the administration of the code.

Our Board

Determination of Director Independence

Our Board has determined that Messrs. John F. Schwalbe, R. Dean Lewis, Robert J. Albers and Peter H. Blum are each an independent director, as that term is defined in the NASDAQ Listing Standards.

Messrs. Schwalbe, Lewis, Albers and Blum constitute a majority of the members of our Board. Mr. Billy F. Mitcham, Jr. is not independent because he currently serves as our President and Chief Executive Officer. Mr. Robert P. Capps is not independent because he currently serves as our Executive Vice President of Finance and Chief Financial Officer.

Attendance at Board and Committee Meetings

During the fiscal year ended January 31, 2008, our Board held four meetings. Each individual serving as a director during such period attended all meetings of our Board and all meetings of the committees on which such individual served, with the exception of one member of the Audit Committee who failed to attend one of the seven meetings held by that committee during the year.

Attendance at Annual Meetings

We have a policy to encourage our directors to attend the annual meetings of our shareholders. All nominees who are currently serving as directors attended the annual meeting of our shareholders in July 2007, with the exception of Mr. Albers who was not appointed to the Board of Directors until January 30, 2008.

Shareholder Communications with Our Board

Our Board welcomes communications from our shareholders. Shareholders may send communications to our Board, or any director in particular, by contacting us by mail at Mitcham Industries, Inc., P.O. Box 1175, Huntsville, Texas 77342-1175, Attention: Corporate Secretary or via e-mail through our website at *http://www.mitchamindustries.com*. Each communication must (1) identify the sender, (2) identify the applicable director(s) and (3) contain the information necessary to enable the director(s) to contact the sender. Our Corporate Secretary will relay this information to the applicable director(s) and request that the sender be contacted as soon as possible.

Committees of Our Board

As of the date of this proxy statement, our Board has standing Audit, Compensation and Nominating Committees. Our Board, in its business judgment, has determined that each committee is comprised entirely of independent directors as currently required under the Securities and Exchange Commission's rules and requirements and the NASDAQ Listing Standards. Each committee is governed by a written charter approved by the full Board.

Audit Committee

The Audit Committee has been established to assist our Board in:

- overseeing the quality and integrity of our financial statements and other financial information we provide to any governmental body or the public;
- overseeing our compliance with legal and regulatory requirements;
- overseeing the independent registered public accounting firm's qualifications, independence and performance;
- overseeing our systems of internal controls regarding finance, accounting, legal compliance and ethics that our management and our Board have established;
- facilitating an open avenue of communication among the registered independent accountants, financial and senior management, and our Board, with the registered independent accountants being accountable to the Audit Committee; and
- performing such other duties as directed by our Board.

In connection with these purposes, the Audit Committee annually selects, engages and evaluates the performance and ongoing qualifications of, and determines the compensation for, our independent registered public accounting firm, reviews our annual and quarterly financial statements, and confirms the independence of our independent registered public accounting firm. The Audit Committee also meets with our management and external registered public accounting firm regarding the adequacy of our financial controls and our compliance with legal, tax and regulatory matters and significant internal policies. While the Audit Committee has the responsibilities and powers set forth in its charter, it is not the duty of the Audit Committee to plan or conduct audits, to determine that our financial statements are complete and accurate, or to determine that such statements are in accordance with accounting principles generally accepted in the United States and other applicable rules and regulations. Our management is responsible for the preparation of our financial statements in accordance with accounting principles generally accepted in the United States and our internal controls. Our independent registered public accounting firm is responsible for the audit work on our financial statements. It is also not the duty of the Audit Committee to conduct investigations or to assure compliance with laws and regulations and our policies and procedures. Our management is responsible for compliance with laws and regulations and compliance with our policies and procedures.

During the fiscal year ended January 31, 2008, the Audit Committee, which was comprised of Messrs. Schwalbe (Chairman), Lewis and Blum, held seven meetings. In April 2008, Mr. Albers replaced Mr. Blum on the Audit Committee. All members of the Audit Committee are independent as that term is defined in the NASDAQ Listing Standards and Rule 10A-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Our Board has determined that each member of the Audit Committee is financially literate and that Mr. Schwalbe has the necessary accounting and financial expertise to serve as chairman. Our Board has determined that Mr. Schwalbe is an "audit committee financial expert" following a determination that Mr. Schwalbe met the criteria for such designation under the Securities and Exchange Commission's rules and regulations. For information regarding Mr. Schwalbe's business experience, see "Proposal 1 — Election of Directors — Information About Director Nominees."

The report of the Audit Committee appears under the heading "Audit Committee Report" below.

Compensation Committee

Pursuant to its charter, the purposes of our Compensation Committee are to:

- review, evaluate and approve the agreements, plans, policies and programs to compensate our officers and directors;
- review and discuss with our management the Compensation Discussion and Analysis to be included in the proxy statement for our annual meeting of shareholders and to determine whether to recommend to our Board that the Compensation Discussion and Analysis be included in the proxy statement, in accordance with applicable rules and regulations;
- produce the Compensation Committee Report for inclusion in the proxy statement, in accordance with applicable rules and regulations;
- otherwise discharge our Board's responsibilities relating to compensation of our officers and directors; and
- perform such other functions as our Board may assign to the committee from time to time.

In connection with these purposes, our Board has entrusted the Compensation Committee with the overall responsibility for establishing, implementing and monitoring the compensation for our executive officers. In general, executive compensation matters are presented to the Compensation Committee or raised with the Compensation Committee in one of the following ways: (1) at the request of the Compensation Committee Chairman or another Compensation Committee member or member of our Board, (2) in accordance with the Compensation Committee's agenda, which is reviewed by the Compensation Committee members and other directors on an annual basis, (3) by our Chief Executive Officer or (4) by the Compensation Committee's outside compensation consultant.

The Compensation Committee works with the management team and our Chief Executive Officer to implement and promote our executive compensation strategy. The most significant aspects of management's involvement in this process are:

- preparing materials in advance of Compensation Committee meetings for review by the Compensation Committee members;
- evaluating employee performance;
- establishing our business goals; and
- recommending the compensation arrangements and components for our employees.

Our Chief Executive Officer is instrumental to this process. Specifically, our Chief Executive Officer assists the Compensation Committee by:

- providing background information regarding our business goals;
- annually reviewing performance of each of our executive officers (other than himself); and
- recommending compensation arrangements and components for our executive officers (other than himself).

Our other executive officers do not play a role in their own compensation determination, other than discussing individual performance objectives with our Chief Executive Officer.

Pursuant to its charter, the Compensation Committee has the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of the compensation of our executive officers and directors and also has the sole authority to approve the consultant's fees and other retention terms. During the fiscal year ended January 31, 2008, the Compensation Committee engaged the services of Villareal & Associates, a consulting firm experienced in executive compensation that has access to national compensation surveys and our compensation information, to assist it in evaluating executive compensation matters. Specifically, the Compensation Committee requested Villareal & Associates to provide information, insights and advice regarding our compensation philosophy, objectives and strategy and selection of peer companies for competitive analyses.

Together with management, Villareal & Associates and any counsel or other advisors deemed appropriate by the Compensation Committee, the Compensation Committee typically reviews and discusses the particular executive compensation matter presented and makes a final determination.

To the extent permitted by applicable law, the Compensation Committee may form and delegate some or all of its authority under its charter to subcommittees when it deems such action appropriate.

During the fiscal year ended January 31, 2008, the Compensation Committee held two meetings. The Compensation Committee currently consists of Messrs. Schwalbe, Lewis, Albers and Blum (Chairman).

The report of the Compensation Committee appears under the heading "Compensation Committee Report" below.

Nominating Committee

The purposes of the Nominating Committee, as stated in its charter, include the following:

- identify individuals qualified to become Board members;
- recommend to our Board the persons to be nominated by our Board for election as directors at the annual meeting of shareholders; and
- perform such other functions as our Board may assign to the committee from time to time.

During the fiscal year ended January 31, 2008, the Nominating Committee held one meeting. The Nominating Committee consists of Messrs. Schwalbe, Lewis, Albers and Blum (Chairman).

Director Nomination Process

The Nominating Committee is responsible for establishing criteria for selecting new directors, actively seeking individuals to become directors and recommending such individuals to our Board. In seeking candidates for our Board, the Nominating Committee will consider the entirety of each candidate's credentials. Currently, the Nominating Committee does not require director candidates to possess a specific set of minimum qualifications, as different factors may assume greater or lesser significance at particular times and the needs of our Board may vary in light of its composition and the Nominating Committee's perceptions about future issues and needs. However, while the Nominating Committee does not maintain a formal list of qualifications, in making its evaluation and recommendation of candidates, the Nominating Committee may consider, among other factors, diversity, age, skill, experience in the context of the needs of our Board, independence qualifications, and whether prospective nominees have relevant business and financial experience, have industry or other specialized expertise, and have high moral character.

The Nominating Committee may consider candidates for our Board from any reasonable source, including from a search firm engaged by the Nominating Committee or shareholder recommendations, provided that the procedures set forth below are followed. The Nominating Committee does not intend to alter the manner in which it evaluates candidates based on whether the candidate is recommended by a shareholder or not. However, in evaluating a candidate's relevant business experience, the Nominating Committee may consider previous experience as a member of our Board.

Shareholders or a group of shareholders may recommend potential candidates for consideration by the Nominating Committee by sending a written request to our Corporate Secretary at Mitcham Industries, Inc., P.O. Box 1175, Huntsville, Texas 77342-1175. For additional information, see "Shareholder Proposals and Director Nominations."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No member of the Compensation Committee is now, or at any time has been, employed by or served as an officer of Mitcham Industries, Inc. or any of its subsidiaries or had any substantial business dealings with Mitcham Industries, Inc. or any of its subsidiaries. None of our executive officers are now, or at any time has been, a member of the compensation committee or board of directors of another entity, one of whose executive officers has been a member of the Compensation Committee or our Board.

TRANSACTIONS WITH RELATED PERSONS

Policies and Procedures

Historically, our Board has reviewed and approved, as appropriate, related person transactions as they have been put before our Board at the recommendation of management. In May 2007, our Board, recognizing that related person transactions involving our company present a heightened risk of conflicts of interest and/or improper valuation (or the perception thereof), adopted a formal process for reviewing, approving and ratifying transactions with related persons, which is described below.

General

Under the policy, any "Related Person Transaction" may be consummated or may continue only if:

- the Audit Committee approves or ratifies the transaction in accordance with the guidelines set forth in the policy and if the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party;
- the transaction is approved by the disinterested members of our Board; or
- the transaction involves compensation approved by the Compensation Committee.

For these purposes, a "Related Person" is:

- a senior officer (which shall include, at a minimum, each executive vice president and Section 16 officer) or director;
- a shareholder owning more than 5% of our company (or its controlled affiliates);
- a person who is an immediate family member of a senior officer or director; or
- an entity that is owned or controlled by someone listed above, or an entity in which someone listed above has a substantial ownership interest or control of that entity.

For these purposes, a "Related Person Transaction" is a transaction between our company and any Related Person (including any transactions requiring disclosure under Item 404 of Regulation S-K under the Exchange Act), other than:

- transactions available to all employees generally; and
- transactions involving less than $5,000 when aggregated with all similar transactions.

Audit Committee Approval

Our Board has determined that the Audit Committee is best suited to review and approve Related Person Transactions. Accordingly, at each calendar year's first regularly scheduled Audit Committee meeting, management recommends Related Person Transactions to be entered into for that calendar year, including the proposed aggregate value of the transactions (if applicable). After review, the Audit Committee approves or disapproves the transactions and at each subsequently scheduled meeting, management updates the Audit Committee as to any material change to those proposed transactions.

In the event management recommends any further Related Person Transactions subsequent to the first calendar year meeting, the transactions may be presented to the Audit Committee for approval or preliminarily entered into by management subject to ratification by the Audit Committee; provided that if ratification is not forthcoming, management makes all reasonable efforts to cancel or annul the transaction.

Corporate Opportunity

Our Board recognizes that situations exist where a significant opportunity may be presented to management or a member of our Board that may equally be available to our company, either directly or via referral. Before the opportunity may be consummated by a Related Person (other than an otherwise unaffiliated 5% shareholder), the opportunity must be presented to our Board for consideration.

Disclosure

All Related Person Transactions are to be disclosed in our applicable filings as required by the Securities and Exchange Commission's rules and regulations. Furthermore, all Related Person Transactions are to be disclosed to the Audit Committee and any material Related Person Transaction are to be disclosed to the full Board.

Other Agreements

Management assures that all Related Person Transactions are approved in accordance with any requirements of our financing agreements.

Transactions

Since the beginning of the fiscal year ended January 31, 2008, we have not participated in (or proposed to participate in) any transactions with related persons.

STOCK OWNERSHIP MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who beneficially own more than 10% of our outstanding common stock to file initial reports of ownership and changes in ownership of common stock with the Securities and Exchange Commission. Reporting persons are required by the Securities and Exchange Commission to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of the copies of reports we received and written representations from our directors and officers, we believe that all filings required to be made under Section 16(a) were timely made.

Principal Holders of Securities

The following table sets forth the beneficial ownership of the outstanding shares of common stock as of May 15, 2008 with respect to each person, other than our directors and officers, we know to be the beneficial owner of 5% or more of our issued and outstanding common stock.

	Common Stock Beneficially Owned	
Name and Address of Beneficial Owner	**Number of Shares**	**Percent of Class**
Essex Investment Management Co., LLC 125 High Street Boston, MA 02110	582,063[1]	5.9%[2]

(1) In a Schedule 13F filed with the Securities and Exchange Commission in May 2008, Essex Investment Management Co. LLC. reported sole voting power with respect to 553,078 of the shares, sole dispositive power with respect to 582,063 of the shares and no shares subject to shared voting power or shared dispositive power.

(2) Based on total shares outstanding of 9,795,609 at May 15, 2008.

Security Ownership of Management

The following table sets forth the beneficial ownership of common stock as of May 15, 2008 by (1) each of the executive officers named in the Summary Compensation Table below, (2) each of our directors and director nominees and (3) all current directors and executive officers as a group. All persons listed have sole disposition and voting power with respect to the indicated shares except as otherwise indicated in the footnotes to the table.

	Common Stock Beneficially Owned	
Name of Beneficial Owner	**Number of Shares**	**Percent of Class[1]**
Billy F. Mitcham, Jr.	625,147[2]	6.1%
Peter H. Blum	550,036[3]	5.5%
John F. Schwalbe	51,000[4]	*%
R. Dean Lewis	54,000[5]	*%
Robert J. Albers	3,000[6]	*%
Paul Guy Rogers	71,794[7]	*%
Robert P. Capps	77,000[8]	*%
Guy Malden	24,417[9]	*%
All current directors and executive officers as a group (8 persons)	1,456,394[10]	13.5%

* Less than 1%

(1) Based on total shares outstanding of 9,795,609 at May 15, 2008. Also based on the number of shares owned and acquirable within 60 days of May 15, 2008.

(2) Includes 12,500 shares of restricted stock that vest over two years and an aggregate of 3,100 shares owned by Mr. Mitcham's spouse. Also includes shares underlying exercisable options and options that will become exercisable within 60 days of May 15, 2008 (collectively, the "Exercisable Options") to purchase an aggregate of 418,833 shares of common stock.

(3) Includes 1,333 shares of restricted stock that vest over the next year, 270,000 shares underlying Exercisable Options, 6,000 shares owned by Mr. Blum's spouse's IRA and 6,500 shares owned by Mr. Blum's minor son.

(4) Includes 50,000 shares underlying Exercisable Options.

(5) Includes 50,000 shares underlying Exercisable Options.

(6) Includes 3,000 shares of restricted stock that vest over the next year.

(7) Includes 6,667 shares of restricted stock that vest over three years and 62,500 shares underlying Exercisable Options.

(8) Includes 2,000 shares of restricted stock that vest over three years and 65,000 shares underlying Exercisable Options.

(9) Includes 6,667 shares of restricted stock that vest over three years and 16,500 shares underlying Exercisable Options.

(10) Includes 932,833 shares underlying Exercisable Options and 28,166 shares of restricted stock.

PROPOSAL 1: ELECTION OF DIRECTORS

General

Six individuals will be elected at the Annual Meeting to serve as directors until the next annual meeting or until their respective successors are elected and qualified. Shares or proxies may not be voted for more than six director nominees. Based on recommendations from the Nominating Committee, our Board has nominated the six individuals listed below to serve until our 2009 Annual Meeting of Shareholders. All of the director nominees are currently serving on our Board.

The persons appointed as proxies in the enclosed proxy card will vote such proxy "FOR" the persons nominated for election to our Board, except to the extent authority to vote is expressly withheld with respect to one or more nominees. If any nominee is unable to serve as a director for any reason, all shares represented by proxies pursuant to the enclosed proxy card, absent contrary instructions, will be voted for any substitute nominee designated by our Board.

Our Board recommends a vote "FOR" the election of each of the director nominees identified below.

Information About Director Nominees

The following table sets forth the names and ages, as of May 15, 2008, of our current directors, each of whom is a director nominee. Our directors are elected annually and serve one-year terms or until their death, resignation or removal.

Name	Age	Positions Held	Director Since
Billy F. Mitcham, Jr.	60	Director, President and Chief Executive Officer	1987
Peter H. Blum	52	Non-Executive Chairman	2000
Robert P. Capps	54	Director, Executive Vice President of Finance and Chief Financial Officer	2004
R. Dean Lewis	65	Director	1995
John F. Schwalbe	64	Director	1994
Robert J. Albers	67	Director	2008

Billy F. Mitcham, Jr. has served as our President and Chief Executive Officer since our inception in 1987. From 1987 until July 2004, Mr. Mitcham also served as Chairman of our Board. Mr. Mitcham has more than 28 years of experience in the geophysical industry. From 1979 to 1987, he served in various management capacities with Mitcham Associates, an unrelated equipment leasing company. From 1975 to 1979, Mr. Mitcham served in various capacities with Halliburton Services, primarily in oilfield services.

Peter H. Blum was elected Non-Executive Chairman of our Board on July 8, 2004. Mr. Blum is Vice Chairman and Head of Capital Markets of Ladenburg Thalmann & Co., Inc., an investment banking firm. From June 1998 until March 2003, Mr. Blum served as a Director, and from September 2001 until March 2003, as Executive Vice President, of Mallon Resources Corporation, an oil and gas exploration and production company that merged with Black Hills Corporation in March 2003. Prior to 1998, Mr. Blum was a senior investment banker with various Wall Street firms. Mr. Blum started his career with Arthur Young & Co. and received a Bachelor of Business Administration degree from the University of Wisconson-Madison.

Robert P. Capps has been a member of our Board since July 2004. In June 2006, Mr. Capps was appointed as our Executive Vice President and Chief Financial Officer. From July 1999 until May 2006, he was the Executive Vice President and Chief Financial Officer of TeraForce Technology Corporation ("TeraForce"), a publicly-held provider of defense electronics products. On August 2, 2005, TeraForce filed for protection under Chapter 11 of the Federal Bankruptcy Code. On April 6, 2006, TeraForce's Chapter 11 Plan of Reorganization was confirmed. From 1996 to 1999, Mr. Capps was Executive Vice President and Chief Financial Officer of Dynamex, Inc., a NASDAQ-listed supplier of same-day transportation services. Prior to his employment with Dynamex, Mr. Capps was Executive Vice President and Chief Financial Officer of Hadson Corporation, a NYSE-listed energy company. Mr. Capps is a Certified Public Accountant and was formerly with Arthur Young & Co. Mr. Capps holds a Bachelor of Accountancy degree from the University of Oklahoma.

R. Dean Lewis is the Dean of the Business School at Sam Houston State University and has served in this capacity since October 1995. From 1987 to October 1995, Dr. Lewis was the Associate Dean and Professor of Marketing at Sam Houston State University. Prior to 1987, Dr. Lewis held a number of executive positions in the banking and finance industries.

John F. Schwalbe has had a professional career in public accounting for more than 30 years. Mr. Schwalbe's experience includes auditing of oil and gas exploration and production enterprises, school districts and various banking institutions. Prior to his retirement in 2007, Mr. Schwalbe was in private practice for more than 25 years, with primary emphasis in tax planning, consultation and compliance. Mr. Schwalbe is a Certified Public Accountant and holds a Bachelor of Business Administration degree from Midwestern University.

Robert J. Albers was appointed to our Board in January 2008 based on the recommendation of the Nominating Committee. Mr. Albers currently manages Bob Albers Consulting whereby he acts as corporate management advisor to the management of the Sercel Group, a global manufacturer of geophysical equipment. From 1995 to 2002, he was Executive Vice President of Sercel, Inc. From 1990 to 1994, Mr. Albers served as Vice President and General Manager of Halliburton Geophysical Products. In 1982, he joined Geosource, Inc. and served as President and General Manager, Operations and Technology Group; from 1963 to 1982, he held various management and leadership roles at Chevron Oil Company. Mr. Albers holds a Bachelor of Science degree in Mining Engineering from Lehigh University.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The following table sets forth the names, ages and titles, as of May 15, 2008, of each of our executive officers. Our executive officers are elected annually by our Board and serve one-year terms or until their death, resignation or removal by our Board. There are no family relationships between any of our directors and executive officers. In addition, there are no arrangements or understandings between any of our executive officers and any other person pursuant to which any person was selected as an executive officer.

Name	Age	Positions Held
Billy F. Mitcham, Jr.	60	President and Chief Executive Officer
Robert P. Capps	54	Executive Vice President of Finance and Chief Financial Officer
Paul Guy Rogers	58	Executive Vice President of Business Development
Guy Malden	56	Executive Vice President of Marine Systems

Billy F. Mitcham, Jr.'s biographical information may be located under "Proposal 1: Election of Directors – Information About Director Nominees."

Robert P. Capps' biographical information may be located under "Proposal 1: Election of Directors – Information About Director Nominees."

Paul Guy Rogers has served as our Vice President of Business Development since October 2001. From February 1993 to September 2001, Mr. Rogers served as Senior Sales Representative with Geo Space LP, a worldwide manufacturer of geophysical equipment, with responsibilities for sales in the United States and Latin America. Mr. Rogers has 15 years of experience in the geophysical industry.

Guy Malden has served as our Vice President of Marine Systems since January 2004. Mr. Malden has 30 years experience in the geophysical industry and has been with Mitcham Industries since 2002. From 1999 to 2002, he served as Vice President of Operations for American International Exploration Group. From 1993 to 1999, he served in various management capacities with several seismic equipment manufacturers, most notably Syntron, Inc. From 1975 to 1993, Mr. Malden served in various field and management capacities with Geophysical Service Inc./Halliburton Geophysical Services. Mr. Malden holds a degree in Marine Geology from Long Island University.

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Our Executive Compensation Program

Our business strategy is to meet the needs of the seismic industry by providing leasing services for a wide range of equipment and to provide technologically advanced solutions for marine seismic applications. To achieve this, we leverage one of our key strengths – the expertise of our executive officers.

Our executive compensation program is structured principally around one goal – attracting, motivating and retaining top executive talent with the requisite skills and experience to execute our business strategy. Because we have no direct public competitors in our industry, we compete with many larger companies for top executive-level talent. Accordingly, we generally target compensation at competitive market levels. In addition, we believe our executive officers should be rewarded for executing goals that are designed to increase shareholder value. As a result, the Compensation Committee of our Board (for purposes of this Analysis, the "Committee") considers company performance measures and evaluates individual performance when determining selected elements of our executive compensation program. These elements consist primarily of base salaries, annual cash incentives and long-term equity-based incentives. The Committee combines the compensation elements for each executive officer in a manner that we believe optimizes the officer's contribution to our company.

Throughout this proxy statement, the individuals who served as our Chief Executive Officer and Chief Financial Officer during the fiscal year ended January 31, 2008, as well as the other individuals included in the Summary Compensation Table, are referred to as "Named Executive Officers."

Objectives of Our Executive Compensation Program

We have developed an executive compensation program that is designed to (1) recruit, develop and retain key executive officers responsible for our success and (2) motivate management to enhance long-term shareholder value. To achieve these goals, the Committee's executive compensation decisions are based on the following principal objectives:

- providing a competitive compensation package that attracts, motivates and retains qualified and highly skilled officers that are key to our long-term success;
- rewarding individual performance by ensuring a meaningful link between our operational performance and the total compensation received by our officers;
- balancing the components of compensation so that short-term (annual) and long-term performance objectives are recognized; and
- avoiding the creation of an environment that might cause undo pressure to meet specific financial goals.

Implementing Our Objectives

Role of the Committee, Management and Compensation Consultant

Our Board of Directors has entrusted the Committee with overall responsibility for establishing, implementing and monitoring our executive compensation program. Our Chief Executive Officer also plays an important role in the executive compensation process, by overseeing the performance and dynamics of the executive team and generally keeping the Committee informed. However, all final decisions regarding our Named Executive Officers' compensation remain with the Committee, and, in particular, company management has no involvement with the compensation decisions with respect to our Chief Executive Officer. During fiscal 2008, the Committee engaged the services of Villareal & Associates (the "Compensation Consultant"), a consulting firm experienced in executive and overall compensation practices and policies as well as having access to national compensation surveys and our compensation information to help the Committee calibrate the form and amount of executive compensation. Additional information regarding the role and authority of the Committee, the Compensation Consultant and management in the process for determining executive compensation is provided in this proxy statement in "Corporate Governance – Committees of Our Board – Compensation Committee."

Determining Compensation

The Committee, which relies upon the judgment of its members in making compensation decisions, has established a number of processes to assist it in ensuring that our executive compensation program supports our objectives and company culture. Among those are competitive benchmarking, assessment of individual and company performance and a total compensation review, which are described in more detail below.

Competitive Benchmarking. Although we have no public direct competitors, the Committee compares our executive pay practices against other companies to assist it in the review and comparison of each element of compensation for our executive officers. This practice recognizes that (1) our compensation practices must be competitive in the marketplace and (2) marketplace information is one of the many factors considered in assessing the reasonableness of our executive compensation program.

The Committee usually begins its competitive market analysis in the first quarter of fiscal the year in which the compensation decisions are made. The comparative compensation data used in the Committee's analysis is derived by the Compensation Consultant from comprehensive surveys performed by third parties. For the fiscal year ended January 31, 2008, compensation indices from the *ECS Industry Report on Top Management Compensation*, which was prepared by Watson Wyatt Data Services, and the *Salary Assessor*, which was prepared by Economic Research Institute, were used in the Committee's analysis. As part of this analysis, the Committee compared the compensation of our executive officers with the companies in the following groups (collectively, "Peer Companies"):

- Companies in all industries with comparable total revenues.
- Companies in the Oil Services / Equipment Sector with comparable total revenues.

Because we have no public direct competitors, the Committee believes it is difficult to obtain directly comparable data from which to derive an overall compensation program for our senior managers, including our Named Executive Officers. We do, however, compete for management personnel with a number of companies within the oil field services industry. Given the strong business environment within this industry, a very competitive market for experienced senior management has developed.

In order to compete effectively for this senior level talent, the Committee determined during fiscal 2008 to develop an incentive compensation program for all of our senior managers, including our Named Executive Officers. The Committee examined the public filings of several companies involved in the oil field services industry, including some who are involved in the seismic industry, to determine the nature of incentive compensation programs that they employ. These companies included Bolt Technology Corporation, Geokinetics, Inc., Ion Geophysical Corporation, Omni Energy Services Corp., OYO Geospace Corporation and Basic Energy Services, Inc. The Committee believes these companies represent a sample of companies comparable to ours as well as organizations with which we compete for senior management talent. In particular, these companies are involved in oil field services industry and several are directly involved in the seismic industry, either as service providers or as manufacturers. The Committee also believes that each of these companies has experienced significant growth in recent periods. In addition, several of these companies have international as well as domestic operations. The incentive compensation program adopted by the Committee is described in more detail under "Elements of Our Executive Compensation Program – Annual Incentive Compensation Program."

Due to our organizational structure and diverse international operations, comparisons of survey data to the job descriptions of our executive officers is sometimes difficult. Furthermore, the complexities of our operations and the skills needed of our executive officers are, we believe, greater than those of most companies with comparable total revenues. Therefore, we at times target base salary and annual cash incentive compensation levels that are in the top quartile of the survey information for our Peer Companies. The Committee believes that targeting this level of compensation helps to meet our overall total rewards strategy and executive compensation objectives outlined above.

Assessment of Individual and Company Performance. We believe that a balance of individual and company performance criteria should be used in establishing total compensation. Company performance determines a portion of amounts earned under our annual incentive compensation program and is a major factor in the value of equity-based compensation. Individual performance is the primary determining factor in establishing base salaries, as well as a significant portion of our annual incentive compensation program. These performance measures are discussed in more detail below.

Total Compensation Review. Each April, the Committee reviews each executive officer's base salary, annual cash incentive and long-term equity-based incentives. In addition to these primary compensation elements, the Committee periodically reviews perquisites and other compensation as well as payments that would be required under employment agreements and our equity-based plans. Following its April 2007 review, the Committee determined that these elements of compensation were reasonable in the aggregate in relation to the market data analyzed by the Committee.

Elements of Our Executive Compensation Program

The Committee evaluates both performance and compensation to ensure that we maintain our ability to attract and retain superior employees in key positions and that compensation provided to our key employees remains competitive relative to the compensation paid to similarly situated executive officers of our Peer Companies. In furtherance of these goals, our executive compensation program consists primarily of three basic components:

- base salaries;
- annual incentive payments; and
- long-term equity-based incentives.

The distribution of compensation among the various components of compensation is driven by our belief that a significant portion of each Named Executive Officer's compensation should be at risk. The practice of emphasizing variable compensation suits our philosophy of linking pay to performance, both on an individual and entity level.

The following table shows the allocation of base salary, annual cash incentives and long-term equity-based incentives among fixed, short-term variable and long-term variable compensation for our Named Executive Officers for the fiscal year ended January 31, 2008:

Named Executive Officer	Title	Fixed (Base Salary)	Short-Term Variable (Annual Cash Incentives)	Long-Term Variable (Equity-Based Incentives)
Billy F. Mitcham, Jr.	President and Chief Executive Officer	33%	30%	37%
Robert P. Capps	Executive Vice President and Chief Financial Officer	29%	26%	45%
Paul Guy Rogers	Vice President Business Development	38%	32%	30%
Guy Malden	Vice President Marine Systems	37%	34%	29%

The distribution of compensation between (1) the fixed element of base salary and the variable elements of annual cash incentives and long-term equity-based incentives and (2) the total mix of cash and equity compensation is primarily influenced by the Committee's competitive market analysis and its desire to balance short-term and long-term goals. The distribution of compensation between short-term and long-term variable compensation is primarily influenced by the Committee's desire to provide our executive officers a longer-term stake in our company, act as a long-term retention tool and align employee and shareholder interests by aligning compensation with growth in shareholder value.

Base Salaries

We provide our executive officers and other employees with an annual base salary to compensate them for services rendered during the year. Our philosophy has been to establish base salaries near the top range of such salaries at the Peer Companies.

In addition to providing a base salary that is competitive with the market, we target salary compensation to align each of our Named Executive Officer's salary level relative to the other officers so that it accurately reflects each officer's relative skills, responsibilities, experiences and contributions to our company. To that end, annual salary adjustments are based on many individual factors, including:

- the responsibilities of the officer;
- period over which the officer has performed these responsibilities;
- the scope, level of expertise and experience required for the officer's position;
- the strategic impact of the officer's position; and
- the potential future contribution and demonstrated individual performance of the officer.

In addition to individual factors listed above, the Committee considers our overall business performance, such as our earnings before interest, taxes, depreciation and amortization (or EBITDA), leasing growth, sales growth and implementation of directives. While these metrics generally provide context for making salary decisions, base salaries decisions do not depend on the attainment of specific goals or performance levels.

Base salaries are generally reviewed annually, but are not automatically increased if the Committee believes that the other elements of compensation are more appropriate in light of its stated objectives. After consideration of the factors described above, the Committee approved increases in the annual base salary of approximately 9.5% to 11.8% effective July 1, 2007. The Committee specifically considered increased experience and years of service when granting these salary increases.

The following table provides the base salaries for our Named Executive Officers in fiscal years 2007 and 2008 and the percentage increase in their 2008 base salary from their 2007 base salary:

Named Executive Officer	2007 Base Salary	2008 Base Salary	Percentage Increase
Billy F. Mitcham, Jr.	$335,000	$370,000	9.5%
Robert P. Capps	$175,000	$195,000	10.3%
Paul Guy Rogers	$175,000	$195,000	10.3%
Guy Malden	$172,000	$195,000	11.8%

Bonus Awards

In December 2007, a discretionary bonus was awarded to each of our Named Executive Officers in connection with holiday bonuses given all of our U.S. based employees. These bonus awards are immaterial in amount and ranged in size from 1.0% to 1.8% of base salary. The amounts awarded to our Named Executive Officers during the fiscal year ended January 31, 2008 are set forth in the "Bonus" column of the Summary Compensation Table.

Annual Incentive Compensation Program

For the reasons set forth above under "— Implementing Our Objectives – Determining Compensation," the Committee approved an annual incentive compensation program in October 2007 for our senior managers, including, but not limited to, our Named Executive Officers. The program provides for incentive payments ("Performance Awards") based partially on attainment of corporate-wide financial goals and partially on discretionary factors. The program further provides for payment of a portion of the earned amounts in cash and a portion in phantom shares, as more fully described below. The Committee wanted to provide for a portion of the potential payments based upon attainment of corporate-wide financial goals in order to provide an incentive to our senior managers that was aligned with the financial success of our company as a whole. At the same time, the Committee felt it was important to provide for a discretionary portion of potential payments in order to provide flexibility to recognize contributions made by individual officers that may not be reflected in corporate-wide financial results. The Committee believed that providing a significant discretionary component would mitigate any undue pressure on the officers to achieve specific corporate financial goals. Further, the Committee determined that a portion of any earned amounts should be paid in our common stock and that a service period should be required before such common stock could be sold. The Committee believed this feature would help align the goals of our senior managers with our shareholders over a longer period of time.

The program consists of three components, each of which is described in more detail below. The total value of the combined payments made under the three components may not exceed 100% of each Named Executive Officer's base salary. Each of our Named Executive Officers must remain an employee of our company as of May 15, 2008 to receive payments under the program. If the officer's employment terminates due to death or disability after May 15, 2008 but prior to May 15, 2009, he will immediately vest in any phantom shares awarded and be paid in common stock at that time. If the officer's employment is terminated for any other reason after May 15, 2008 but prior to May 15, 2009, he will forfeit his phantom shares.

Under the first component of the program (the "Threshold Component"), each of our Named Executive Officers is entitled to receive an amount equal to 20% of his base salary if our consolidated earnings before income taxes for the fiscal year ended January 31, 2008 (the "Actual Earnings") is equal to or greater than 90% of the target amount (the "Earnings Target") established by the Committee. For fiscal 2008, the Earnings Target was $14,147,000. The Committee believed this was an aggressive, yet achievable, target. This amount represented an increase of approximately 90% over the comparable amount in fiscal 2007.

Under the second component of the program (the "Incentive Pool Component"), each of our Named Executive Officers is entitled to receive his pro-rata share of an incentive pool that is equal to 20% of (1) our Actual Earnings less (2) the Earnings Target. The Named Executive Officer's pro-rata share of the incentive pool is calculated by multiplying the aggregate amount of the incentive pool by the ratio of the officer's salary compared to the aggregate salaries of all recipients of Performance Awards. However, the officer's pro rata share of the incentive pool may not exceed 55% of his base salary. Actual Earnings for fiscal 2008 was $16,927,000. The amount by which Actual Earnings exceeded the Earnings Target was $2,780,000 and, accordingly, the incentive pool was funded with $556,000. Each of our Named Executive Officers received a payout amount equal to 40.7% of his annual base salary.

Two-thirds of the amount earned under the first and second components of our annual incentive program is payable in cash and one-third is payable in phantom shares (the "Equity Payout Value"). The number of phantom shares is determined by dividing the Equity Payout Value by the trading price of our common stock on the date the award is made. The result is the number of phantom shares, rounded to the next highest whole number, that is granted to the officer. The phantom shares vest one year from the date of grant and, upon vesting, convert into one an equal number of shares of common stock.

Under the third component of the program (the "Discretionary Component"), each of our Named Executive Officers is entitled to receive a cash payment equal up to 25% of his annual base salary at the discretion of the Committee. The amount earned by each officer under this component is based on his individual contributions as determined by the Committee. Factors considered in determining the amount for fiscal 2008 included non-financial operational results and accomplishments in each Named Executive Officers' area of responsibility, specific challenges faced by the Named Executive Officer and how those challenges were addressed. The awards earned by each Named Executive Officer under this discretionary component of the program during the fiscal year ended January 31, 2008 are reflected in the "Bonus" column of the Summary Compensation Table.

Long-Term Equity-Based Incentives

Our long-term equity-based incentive program is designed to give our key employees a longer-term stake in our company, act as a long-term retention tool and align employee and shareholder interests by aligning compensation with growth in shareholder value. To achieve these objectives, we generally rely on a combination of grants of stock options and restricted stock, which are made pursuant to the Mitcham Industries, Inc. Stock Awards Plan.

In determining the level of equity-based compensation, the Committee makes a subjective determination based on the same factors that are used to determine the discretionary portion of the annual cash incentives described above. In addition, when deciding whether to award restricted stock versus stock options, the

Committee considers the total amount of awards and attempts to maintain a balance between the restricted stock and stock options held by each executive officer. Providing a combination of restricted stock and stock options balances the Committee's concern that equity awards serve as a retention tool while also serving as an incentive to increase shareholder value, with the expectation that each Named Executive Officer would focus his efforts on improving our stock price performance. Existing ownership levels are not a factor in the total award determination, as we do not want to discourage executives from holding significant amounts of our common stock.

Messrs. Mitcham, Capps, Rogers and Malden each received grants of restricted stock in July 2007 and grants of stock options in September 2007. One-third of the stock options vest and the restrictions on one-third of the restricted stock lapse on the first, second and third anniversaries of the grants. We believe that these vesting schedules aid us in retaining our executive officers and motivating longer-term performance.

The long-term equity-based incentive grants awarded to our Named Executive Officers during the fiscal year ended January 31, 2008 are set forth in the Summary Compensation Table and the Grants of Plan-Based Awards Table.

Other Benefits

In addition to base salaries, annual cash incentives and long-term equity-based incentives, we provide the following forms of compensation:

- *Health and Welfare Benefits.* Our executive officers are eligible to participate in medical, dental, vision, disability insurance and life insurance to meet their health and welfare needs. These benefits are provided so as to assure that we are able to maintain a competitive position in terms of attracting and retaining officers and other employees. This is a fixed component of compensation and the benefits are provided on a non-discriminatory basis to all of our employees in the United States.
- *Perquisites and Other Personal Benefits.* We believe that the total mix of compensation and benefits provided to our executive officers is competitive and perquisites should generally not play a large role in our executive officers' total compensation. As a result, the perquisites and other personal benefits we provide to our executive officers are limited. Pursuant to our employment agreement with Mr. Mitcham, we maintain a term life insurance policy in an amount equal to at least three times his annual salary. In addition, we pay for club membership privileges that are used for business and personal purposes by Messrs. Mitcham and Rogers. We also provide each of Messrs. Mitcham, Rogers and Mr. Malden with the use of a company-owned automobile, as they are required to drive considerable distances in order to visit existing and potential customers. All of our executive officers participate in our 401(K) retirement plan that is available to all of our employees in the United States.

Employment Agreements, Severance Benefits and Change in Control Provisions

Employment Agreement with Billy F. Mitcham, Jr.

We maintain an employment agreement with our President and Chief Executive Officer, Mr. Mitcham, to ensure that he will perform his role for an extended period of time. This agreement is described in more detail elsewhere in this proxy statement. Please read "Executive Compensation – Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table – Employment Agreement with Billy F. Mitcham, Jr." This agreement provides for severance compensation to be paid if the employment of Mr. Mitcham is terminated under certain conditions, such as constructive termination and termination without cause, each as defined in the agreement.

The employment agreement between Mr. Mitcham and us and the related severance provisions are designed to meet the following objectives:

- *Constructive Termination.* In certain scenarios, the potential for merger or being acquired may be in the best interests of our shareholders. As a result, we have agreed to provide severance compensation to Mr. Mitcham if he terminates his employment within 60 days following a "constructive termination" (as defined in the employment agreement) to promote his ability to act in the best interests of our shareholders even though his duties and responsibilities could be changed as a result of the transaction.

- *Termination without Cause.* If we terminate Mr. Mitcham's employment without cause, we are obligated to pay him certain compensation and other benefits as described in greater detail in "Potential Payments upon Termination or Change in Control" below. We believe these payments are appropriate because Mr. Mitcham is bound by confidentiality, non-solicitation and non-compete provisions for a period of two years after termination and because Mr. Mitcham and we have mutually agreed to a severance package that is in place prior to any termination event. This provides us with more flexibility to make a change in senior management if such a change is in our and our shareholders' best interests.

We believe that the triggering events under Mr. Mitcham's employment agreement represent the general market triggering events found in employment agreements of companies against whom we compete for executive-level talent at the time they were negotiated.

Equity-Based Plans

Under the terms of our equity incentive plans, any unvested grants will become vested and, in the case of stock options, exercisable, upon the executive officer's death or disability or upon a change in control of our company (as defined in the applicable award agreement). We believe these triggering events represent the general market triggering events found in comparable agreements of companies against whom we compete for executive-level talent.

Other Matters

Stock Ownership Guidelines and Hedging Prohibition

Stock ownership guidelines have not been implemented by the Committee for our executive officers. Our Insider Stock Trading Policy discourages, but does not prohibit, executive officers from entering into derivative transactions related to our common stock. We will continue to periodically review best practices and re-evaluate our position with respect to stock ownership guidelines and hedging prohibitions.

Tax Treatment of Executive Compensation Decisions

Our Board has not yet adopted a policy with respect to the limitation under Section 162(m) of the Internal Revenue Code, which generally limits our ability to deduct compensation in excess of $1,000,000 to a particular executive officer in any year. On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law, changing the tax rules applicable to nonqualified deferred compensation arrangements. While the final regulations have not become effective yet, the Committee will evaluate any potential impact of the proposed rules as necessary.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the disclosure set forth above under the heading "Compensation Discussion and Analysis" with management and, based on the review and discussions, it has recommended to the Board of Directors that the "Compensation Discussion and Analysis" be included in this proxy statement and incorporated by reference into Mitcham Industries, Inc.'s Annual Report on Form 10-K for the fiscal year ended January 31, 2008.

Respectfully submitted by the Compensation Committee,

Peter H. Blum (Chairman)
R. Dean Lewis
John F. Schwalbe

EXECUTIVE COMPENSATION

Summary Compensation

The following table summarizes, with respect to our Named Executive Officers, information relating to the compensation earned for services rendered in all capacities. Our Named Executive Officers consist of our four current executive officers, including our Chief Executive Officer and Chief Financial Officer.

Summary Compensation Table for the Year Ended January 31, 2008

Name and Principal Position	Fiscal Year Ended January 31,	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	All Other Compensation ($)	Total ($)
Billy F. Mitcham, Jr.	2008	352,500	92,314[4]	127,906	257,227	224,578[5]	25,671[6]	1,080,196
President and Chief Executive Officer . . .	2007	322,500	89,794[4]	52,447	330,601	—	75,139[6]	870,481
Robert P. Capps	2008	185,000	48,314[8]	13,563	278,998	118,359[9]	—	644,234
Executive Vice President and Chief Financial Officer[7] *. . . . .*	2007	105,449	54,503[8]	—	277,469[10]	—	12,500[11]	449,921
Paul Guy Rogers	2008	185,000	33,689[12]	55,159	91,091	118,359[13]	—[14]	483,298
Vice President Business Development . . .	2007	170,833	54,889[12]	19,716	93,229	—	—	338,667
Guy Malden	2008	183,500	48,314[15]	55,159	91,091	118,359[16]	—[14]	496,423
Vice President Marine Systems	2007	167,833	54,368[15]	17,545	92,451	—	—	332,197

(1) This column includes the dollar amount of compensation expense we recognized for the fiscal year ended January 31, 2008 in accordance with Financial Accounting Standards Board's Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment" ("FAS 123R"). Pursuant to the Securities and Exchange Commission's rules and regulations, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that will be recognized by our Named Executive Officers. Assumptions used in the calculation of these amounts are included in Note 12 to our audited financial statements for the fiscal year ended January 31, 2008 included in our Annual Report on Form 10-K. The awards for which compensation expense was recognized consist of awards granted on (a) March 31, 2006 and September 11, 2006 to Messrs. Mitcham, Rogers and Malden; and (b) July 12, 2007 to Messrs. Mitcham, Capps, Rogers and Malden. See "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table" below for a description of the material features of these awards.

(2) This column includes the dollar amount of compensation expense we recognized for the fiscal year ended January 31, 2008 in accordance with FAS 123R. Pursuant to the Securities and Exchange Commission's rules and regulations, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that will be recognized by our Named Executive Officers. Assumptions used in the calculation of these amounts are included in Note 12 to our audited financial statements for the fiscal year ended January 31, 2008 included in our Annual Report on Form 10-K. The awards for which compensation expense was recognized consist of awards granted on (a) January 31, 2005 and March 31, 2006 to Messrs. Mitcham, Rogers and Malden; (b) June 26, 2006 to Mr. Capps; and (c) September 7, 2007 to Messrs. Mitcham, Capps, Malden and Rogers. See "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table" below for a description of the material features of these awards.

(3) Includes amounts earned pursuant to the performance-based components of our Stock Awards Plan. See "Compensation Discussion and Analysis – Elements of Our Executive Compensation Program – Annual Incentive Compensation Program."

(4) Amount for 2008 consists of $87,875 cash award paid in May 2008 under the Discretionary Component of the annual incentive compensation program and holiday cash bonus of $4,439 paid in December 2007. Amount for 2007 consists of discretionary cash bonus of $85,000 paid in July 2007 and holiday cash bonus of $4,439 paid in December 2006. Prior to July 2007, the Compensation Committee had not determined the amount of the discretionary cash bonus, if any. Accordingly, this amount was not reflected in our proxy statement for the 2007 Annual Meeting of Shareholders.

(5) Consists of performance-based awards of $149,719 payable in cash and $74,859 payable in Phantom Stock Units under the Threshold Component and Incentive Pool Component of the annual incentive compensation program.

(6) For the year ended January 31, 2008, includes life insurance premiums of $18,000, automobile costs of $1,126, country club dues of $5,312 and matching contributions to our 401(k) retirement plan of $1,233. For the year ended January 31, 2007, includes life insurance premiums of $69,000, automobile costs of $1,126 and country club dues of $5,013. Automobile costs are determined by multiplying the Alternative Lease Value, as published by the Internal Revenue Service, by the percentage of personal use mileage versus total mileage for the year.

(7) Mr. Capps has served as a member of our Board since July 2004. On June 26, 2006, he also assumed the position of Executive Vice President and Chief Financial Officer.

(8) Amount for 2008 consists of $43,875 cash award paid in May 2008 under the Discretionary Component of the annual incentive compensation program and holiday cash bonus of $4,439 paid in December 2007. Amount for 2007 consists of discretionary cash bonus of $50,000 paid in July 2007 and holiday cash bonus of $4,439 paid in December 2006. Prior to July 2007, the Compensation Committee had not determined the amount of the discretionary cash bonus, if any. Accordingly, this amount was not reflected in our proxy statement for the 2007 Annual Meeting of Shareholders.

(9) Consists of performance-based awards of $78,906 payable in cash and $39,453 payable in Phantom Stock Units under the Threshold Component and Incentive Pool Component of the annual incentive compensation program.

(10) Includes $73,355 related to awards made in connection with Mr. Capps' role as a director before he became an executive officer.

(11) Represents "Fees Earned or Paid in Cash" to Mr. Capps as a member of our Board for the period prior to his becoming an executive officer.

(12) Amount for 2008 consists of $29,250 cash award paid in May 2008 under the Discretionary Component of the annual incentive compensation program and holiday cash bonus of $4,439 paid in December 2007. Amount for 2007 consists of discretionary cash bonus of $50,000 paid in July 2007 and holiday cash bonus of $4,489 paid in December 2006. Prior to July 2007, the Compensation Committee had not determined the amount of the discretionary cash bonus, if any. Accordingly, this amount was not reflected in our proxy statement for the 2007 Annual Meeting of Shareholders.

(13) Consists of performance-based awards of $78,906 payable in cash and $39,453 payable in Phantom Stock Units under the Threshold Component and Incentive Pool Component of the annual incentive compensation program.

(14) Value of perquisites and personal benefits is less than $10,000 in the aggregate.

(15) Amount for 2008 consists of $43,875 cash award paid in May 2008 under the annual incentive compensation program and holiday cash bonus of $4,439 paid in December 2007. Amount for 2007 consists of discretionary cash bonus of $50,000 paid in July 2007 and holiday cash bonus of $4,368 paid in December 2006. Prior to July 2007, the Compensation Committee had not determined the amount of the discretionary cash bonus, if any. Accordingly, this amount was not reflected in our proxy statement for the 2007 Annual Meeting of Shareholders.

(16) Consists of performance-based awards of $78,906 payable in cash and $39,453 payable in Phantom Stock Units under the Threshold Component and Incentive Pool Component of the annual incentive compensation program.

Grants of Plan-Based Awards

The following table provides information concerning each grant of an award made to our Named Executive Officers under any plan, including awards, if any, that have been transferred during the fiscal year ended January 31, 2008.

Grants of Plan-Based Awards for the Year Ended January 31, 2008

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards	Estimated Future Payments Under Non-Equity Incentive Plan Awards		
						Threshold	Target	Maximum
		(#)	(#)	($/Sh)	($)	($)	($)	($)
Billy F. Mitcham, Jr.	7-12-07	6,000	—	—	120,000	—	—	—
	9-07-07	—	25,000	17.70	232,959	—	—	—
	—	—	—	—	—	—	—	74,000(1)
	—	—	—	—	—	—	—	203,500(2)
Robert P. Capps	7-12-07	2,000	—	—	40,000	—	—	—
	9-07-07	—	15,000	17.70	139,776	—	—	—
	—	—	—	—	—	—	—	39,000(1)
	—	—	—	—	—	—	—	107,250(2)
Paul Guy Rogers	7-12-07	2,000	—	—	40,000	—	—	—
	9-07-07	—	15,000	17.70	139,776	—	—	—
	—	—	—	—	—	—	—	39,000(1)
	—	—	—	—	—	—	—	107,250(2)
Guy Malden	7-12-07	2,000	—	—	40,000	—	—	—
	9-07-07	—	15,000	17.70	139,776	—	—	—
	—	—	—	—	—	—	—	39,000(1)
	—	—	—	—	—	—	—	107,250(2)

(1) Under the Threshold Component of our annual incentive compensation program, each Named Executive Officer will receive an award equal to 20% of his base salary if our earnings before income taxes for the year ended January 31, 2008 equals or exceeds 90% of the Earnings Target. Two-thirds of the award is payable in cash and one-third is payable in Phantom Stock Units. See "Compensation Discussion and Analysis – Elements of Our Executive Compensation Program – Annual Incentive Compensation Program" for a more complete description of this award.

(2) Under the Incentive Pool Component of our annual incentive compensation program, each Named Executive Officer will receive an additional award if our earnings before income taxes for the year ended January 31, 2008 exceeds the Earnings Target. The amount of this award will be equal to each Named Executive Officer's pro-rata share of an incentive pool amount, based on the base salary of all participants in the program. The incentive pool amount will be equal to 20% of the excess, if any, of earnings before income taxes for the year ended January 31, 2008 over the Earnings Target. In no event, however will a participant's award exceed 55% of his base salary. Two-thirds of the award is payable in cash and one-third is payable in Phantom Stock Units. See "Compensation Discussion and Analysis – Elements of Our Executive Compensation Program – Annual Incentive Compensation Program" for a more complete description of this award.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

The following is a discussion of material factors necessary to an understanding of the information disclosed in the Summary Compensation Table and the Grants of Plan-Based Awards Table.

Long-Term Equity-Based Incentive Compensation

In July 2007, the Compensation Committee granted Messrs. Mitcham, Capps, Rogers and Malden restricted stock pursuant to our Stock Awards Plan. In September 2007, the Compensation Committee granted Messrs. Mitcham, Capps, Rogers and Malden stock options pursuant to our Stock Awards Plan. For a description of the grants, including the vesting schedule for the stock options and the dates that the restrictions lapse on the restricted stock, please see "Compensation Discussion and Analysis – Elements of Our Executive Compensation Program – Long-Term Equity-Based Incentives."

Salary and Cash Incentive Awards in Proportion to Total Compensation

The following table sets forth the percentage of each Named Executive Officer's total compensation that we paid in the form of base salary and annual cash incentive awards.

Name	Year	Percentage of Total Compensation
Billy F. Mitcham, Jr.	2008	41%
	2007	47%
Robert P. Capps[1]	2008	36%
	2007	35%
Paul Guy Rogers	2008	45%
	2007	67%
Guy Malden	2008	47%
	2007	67%

(1) Mr. Capps has served as a member of our Board since July 2004. On June 26, 2006, he also assumed the position of Executive Vice President and Chief Financial Officer.

Employment Agreement with Billy F. Mitcham, Jr.

Effective January 15, 1997, we entered into an employment agreement with Mr. Mitcham for a term of five years, beginning January 15, 1997, which term is automatically extended for successive one-year periods unless either party gives written notice of termination at least 30 days prior to the end of the current term. The agreement provides for an annual salary of $150,000, subject to increase by our Board. Pursuant to the employment agreement, we are required to maintain a term life insurance policy in an amount equal to at least three times Mr. Mitcham's annual salary.

Outstanding Equity Awards Value at Fiscal Year-End Table

The following table provides information concerning unexercised options, stock that has not vested, and equity incentive plan awards for our Named Executive Officers.

Outstanding Equity Awards as of January 31, 2008

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Billy F. Mitcham, Jr.	70,500	—	3.56	2-23-09	—	—
	45,000	—	5.13	7-27-10	—	—
	80,000	—	5.00	7-18-11	—	—
	85,000	—	1.99	8-15-12	—	—
	30,000	—	1.90	7-17-13	—	—
	25,000	—	4.16	7-13-14	—	—
	50,000	—	6.18	1-31-15	—	—
	16,667	33,334[1]	16.64	3-31-16	—	—
	—	25,000[2]	17.70	9-07-17	—	—
	—	—	—	—	17,000[3]	285,600
Robert P. Capps[4]	25,000	—	8.98	7-21-15	—	—
	20,000	60,000[5]	12.57	6-26-16	—	—
	—	15,000[2]	17.70	9-07-17	—	—
	—	—	—	—	2,000[5]	33,600
Paul Guy Rogers	10,000	—	4.60	10-23-11	—	—
	20,000	—	1.99	8-15-12	—	—
	12,500	—	1.90	7-07-13	—	—
	10,000	—	6.18	1-31-15	—	—
	5,000	10,000[1]	16.64	3-31-16	—	—
	—	15,000[2]	17.70	9-07-17	—	—
	—	—	—	—	7,334[7]	123,211
Guy Malden	6,500	—	6.18	1-31-15	—	—
	5,000	10,000[1]	16.64	3-31-16	—	—
	—	15,000[2]	17.70	9-07-17	—	—
	—	—	—	—	7,334[7]	123,211

(1) One-half of the underlying option shares for the remaining unexercisable stock options granted on March 31, 2006 will become exercisable on each of March 31, 2008 and March 31, 2009.

(2) One-third of the underlying option shares for the remaining unexercisable stock options granted on September 7, 2007 will become exercisable on each of September 7, 2008, September 7, 2009 and September 7, 2010.

(3) The remaining unvested restricted stock awards granted on March 31, 2006 will vest as follows: 2,500 shares on March 31, 2008 and 2,500 shares on March 31, 2009. The remaining unvested restricted stock awards granted on September 11, 2006 will vest as follows: 3,000 shares on September 11, 2008 and 3,000 shares on September 11, 2009. The remaining unvested stock awards granted on July 12, 2007 will vest as follows: 2,000 shares on July 12, 2008, 2,000 shares on July 12, 2009 and 2,000 shares on July 12, 2010.

(4) Mr. Capps has served as a member of our Board since July 2004. On June 26, 2006, he also assumed the position of Executive Vice President and Chief Financial Officer.

(5) The underlying option shares for the remaining unexercisable stock options granted on June 26, 2006 will become exercisable as follows: 20,000 shares on June 26, 2008, 20,000 shares on June 26, 2009 and 20,000 shares on June 26, 2010.

(6) The remaining unvested restricted stock awards granted on July 12, 2007 will vest as follows: 666 shares on July 12, 2008; 667 shares on July 12, 2009; and 667 shares on July 12, 2010.

(7) The remaining unvested restricted stock awards granted on March 31, 2006 will vest as follows: 667 shares on March 31, 2008 and 667 shares on March 31, 2009. The remaining unvested restricted stock awards granted on September 11, 2006 will vest as follows: 2,000 shares on September 11, 2008 and 2,000 shares on September 11, 2009. The remaining unvested stock awards granted on July 12, 2007 will vest as follows: 666 shares on July 12, 2008, 667 shares on July 12, 2009 and 667 shares on July 12, 2010.

Option Exercises and Stock Vested

The following table provides information concerning each exercise of stock option and each vesting of stock, including restricted stock, restricted stock units and similar instruments, during the fiscal year ended January 31, 2008 on an aggregated basis with respect to each of our Named Executive Officers.

Option Exercises and Stock Vested for the Year Ended January 31, 2008

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
	(#)	($)	(#)	($)
Billy F. Mitcham, Jr.	—	—	5,500	87,895
Robert P. Capps	—	—	—	—
Paul Guy Rogers	—	—	2,667	43,952
Guy Malden	3,500	44,879	2,667	43,952

Potential Payments upon Termination or Change in Control

We have entered into arrangements with certain of our Named Executive Officers that provide additional payments and/or benefits upon a change in control of our company and/or in connection with the termination of the Named Executive Officer's employment. For our Chief Executive Officer, Mr. Mitcham, these agreements include both an employment agreement and the award agreements that govern his equity awards. For the remaining Named Executive Officers, these agreements consist solely of the award agreements governing the officers' equity awards. The following is a discussion of each of these arrangements and their applicability to a termination of employment and/or a change in control of our company. Unless otherwise provided, the dollar amounts disclosed assume that the triggering event for the payment(s) and/or benefit(s) was January 31, 2008, and the value of our stock on that day was $16.80. As a result, the dollar amounts disclosed are merely estimates of the amounts or benefits that would be payable to the Named Executive Officers upon their termination or a change in control of our company. The actual dollar amounts can only be determined at the time of the Named Executive Officer's termination or the change in control.

Equity-Based Plans

Stock options and shares of restricted stock awarded to the Named Executive Officers under our 1998 Amended and Restated Stock Awards Plan and our Stock Awards Plan will become vested and, in the case of stock options, exercisable, upon the Named Executive Officer's death or disability or upon a change in control of our company. The equity awards will be cancelled without payment if the Named Executive Officer is terminated for cause, or for a reason other than death or disability.

For purposes of our equity compensation plans, termination for cause shall result if: (1) the officer acts dishonestly and the direct or indirect consequence of such action is a personal enrichment to that executive, (2) the officer is unable to perform his duties in a satisfactory manner or (3) the officer fails to consistently perform his duties at a level that our Board has, by written notice, informed the officer is expected from him. An officer will be considered "disabled" if he becomes entitled to benefits under our long-term disability plan.

Pursuant to our Stock Awards Plan, a change in control may occur in two ways. If a stock option or restricted stock award is subject to Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"), any event that would be considered a change in control under Section 409A of the Code will also trigger accelerated vesting for the award. If the stock option or restricted stock award is not subject to Section 409A of the Code, a change of control shall mean the occurrence of any of the following events:

- we are not the surviving entity in any merger, consolidation or other reorganization;
- we sell, lease or exchange all or substantially all of our assets to a third party;
- we dissolve or liquidate our company;
- any person or entity acquires ownership of our securities which represent 35% or more of the voting power of our then outstanding securities entitled to vote in the election of directors; or
- a change in the composition of our Board, where less than the majority of the directors are "incumbent directors." An "incumbent director" is any director as of the date the Stock Awards Plan was adopted, or who is elected to the Board after such time by the vote of at least a majority of the directors in place at the time of the Stock Awards Plan's adoption.

In order for our Named Executive Officers to receive value from the acceleration of vesting for stock options, the value of the stock on January 31, 2008 (the date of the accelerated vesting and hypothetical exercise of such options), must be a greater amount than the exercise price of the option. The following chart shows the amounts that each of our Named Executive Officers would have received due to the accelerated vesting on January 31, 2008 for a termination of employment due to death or disability, or a change in control:

Value of Accelerated Equity Awards as of January 31, 2008

Name	Number of Securities	Exercise Price	Value[1]
Billy F. Mitcham, Jr.			
Stock Options	33,334	$16.64	$ 5,333
Restricted Stock	17,000	—	$285,600
Total			**$290,933**
Robert P. Capps			
Stock Options	60,000	$12.57	$253,800
Restricted Stock	2,000	—	$ 33,600
Total			**$287,400**
Paul Guy Rogers			
Stock Options	10,000	$16.64	$ 1,600
Restricted Stock	7,334	—	$123,211
Total			**$124,811**
Guy Malden			
Stock Options	10,000	$16.64	$ 1,600
Restricted Stock	7,334	—	$123,211
Total			**$124,811**

(1) The stock option values in this column were calculated by multiplying (a) the number of stock options that had an exercise price below the fair market value of the stock on January 31, 2008 by (b) the difference in the exercise price and the fair market value of the stock. The restricted stock awards were calculated by multiplying (a) the shares of unvested restricted stock each officer held on January 31, 2008 by (b) $16.80, the fair market value of the stock on that day.

Employment Agreement with Billy F. Mitcham, Jr.

We have entered into an employment agreement with Mr. Mitcham, the general terms of which are described above. Mr. Mitcham's severance provisions are dependent upon the following terms:

- A for "cause" termination will occur if Mr. Mitcham: (1) materially breaches his employment agreement, (2) appropriates a material business opportunity for his own personal benefit, (3) engages in fraudulent or dishonest activities with respect to us or our business affairs or (4) is convicted of or is indicted for a criminal offense.
- "Constructive termination" is defined as: (1) a material reduction in Mr. Mitcham's duties and responsibilities without his prior consent or (2) a reduction in, or our failure to pay, any portion of Mr. Mitcham's base salary.
- Mr. Mitcham will have suffered a "disability" if, for physical or mental reasons, he is unable to perform his duties under the employment agreement for a period of 120 consecutive days, or 180 days during any 12 month period.

Pursuant to this employment agreement, in the event his employment is terminated by us "without cause" or he terminates his employment with us within 60 days following a "constructive termination," Mr. Mitcham will be entitled to a severance payment in an amount equal to $450,000, payable in equal monthly payments over a period of 24 months following the date of termination.

If Mr. Mitcham's employment with us is terminated as a result of his disability, we will continue to pay to him his base salary (determined as of the date of his disability) for the lesser of (1) six consecutive months or (2) the period until disability insurance benefits commence under any disability insurance coverage furnished by us to Mr. Mitcham. Under our long-term disability insurance program, coverage commences on the 61st day after the covered employee is unable to perform his or her job functions, thus Mr. Mitcham would receive $58,750, which is two months of salary calculated according to the base salary Mr. Mitcham was receiving as of January 31, 2008.

Mr. Mitcham's employment agreement provides for automatic expiration of any stock options Mr. Mitcham may hold at the time of either a for cause termination or a resignation. Upon a termination for any reason other than a termination for cause, resignation or death, his options will remain exercisable and will vest and expire in accordance with the terms of the applicable option agreements. If Mr. Mitcham's employment with us is terminated as a result of his death, all of his outstanding options will become fully vested and exercisable as of the date of his death. All options will expire on the one-year anniversary of his death. The value of the accelerated vesting upon these events in accordance with the option agreements is disclosed in the "Value of Accelerated Equity Awards as of January 31, 2008" table above.

Mr. Mitcham's employment agreement contains standard non-solicitation and non-compete provisions that are effective during the term of the employment agreement and for 24 months following his date of termination.

DIRECTOR COMPENSATION

General

Each year, the Compensation Committee reviews the total compensation paid to our non-employee directors and Non-Executive Chairman of our Board. The purpose of the review is to ensure that the level of compensation is appropriate to attract and retain a diverse group of directors with the breadth of experience necessary to perform our Board's duties, and to fairly compensate directors for their service. The review includes the consideration of qualitative and comparative factors. To ensure directors are compensated relative to the scope of their responsibilities, the Compensation Committee considers: (1) the time and effort involved in preparing for Board, committee and management meetings and the additional duties assumed by committee chairs; (2) the level of continuing education required to remain informed of broad corporate governance trends, and material developments and strategic initiatives within our company; and (3) the risks associated with fulfilling fiduciary duties.

The following table sets forth a summary of the compensation we paid to our non-employee directors during the fiscal year ended January 31, 2008. Directors who are our full-time employees receive no compensation for serving as directors.

Director Compensation for the Year Ended January 31, 2008

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1) ($)	Option Awards(2) ($)	Total ($)
Peter H. Blum	79,000	22,050	417,987	519,037
John F. Schwalbe	35,000	—	208,993	243,993
R. Dean Lewis	32,000	—	208,993	240,993
Robert J. Albers(3)	—	—	—	—

(1) This column includes the dollar amount of compensation expense we recognized for the fiscal year ended January 31, 2008 in accordance with FAS 123R. Pursuant to the Securities and Exchange Commission's rules and regulations, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that will be recognized by our non-employee directors. Assumptions used in the calculation of these amounts are included in Note 12 to our audited financial statements for the fiscal year ended January 31, 2008 included in our Annual Report on Form 10-K. The awards for which compensation expense was recognized consist of an award granted on March 31, 2006 for Mr. Blum. Mr. Blum had 2,000 shares of restricted stock outstanding as of January 31, 2008. The aggregate number of stock awards outstanding at January 31, 2008 for each of the directors is as follows: Mr. Blum 1,332 shares and Mr. Albers 3,000 shares.

(2) This column includes the dollar amount of compensation expense we recognized for the fiscal year ended January 31, 2008 in accordance with FAS 123R. Pursuant to the Securities and Exchange Commission's rules and regulations, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that will be recognized by our non-employee directors. Assumptions used in the calculation of these amounts are included in Note 12 to our audited financial statements for the fiscal year ended January 31, 2008 included in our Annual Report on Form 10-K. The awards for which compensation expense was recognized consist of awards granted on July 27, 2006 and July 12, 2007 to Messrs. Blum, Schwalbe and Lewis. See "Equity-Based Compensation" below for a brief description of these awards. The aggregate number of stock option awards outstanding at January 31, 2008 for each of the directors is as follows: Mr. Blum – 350,000 shares; Mr. Schwalbe – 90,000 shares; Mr. Lewis – 90,000 shares; and Mr. Albers – 30,000. The grant date fair value for each option award granted during fiscal 2008 for each of the directors is as follows: Mr. Blum – $645,024 ; Mr. Schwalbe – $322,512; Mr. Lewis – $322,512; and Mr. Albers – $228,299.

(3) Mr. Albers was appointed to our Board on January 30, 2008. Upon his election, he was granted an award of 3,000 shares of restricted stock that vest on January 30, 2009 and options to purchase 30,000 shares of common stock. The options have an exercise price of $16.83 per share and become exercisable in one-third increments on each of January 30, 2009, January 30, 2010 and January 30, 2011.

Retainer/Fees

Each non-employee director receives the following compensation:

- an annual cash retainer fee of $25,000 per year, plus an additional $50,000 for the Non-Executive Chairman of our Board;
- an additional cash retainer of $5,000 per year for each member of the Audit Committee, plus an additional $3,000 per year for the chairperson of the Audit Committee; and
- an additional cash retainer of $2,000 per year for each member of the Compensation Committee, plus an additional $2,000 per year for the chairperson of the Compensation Committee.

Equity-Based Compensation

In addition to cash compensation, our non-employee directors are eligible, at the discretion of our full Board, to receive discretionary grants of stock options or restricted stock or any combination thereof under our equity compensation plans. On July 12, 2007, the Board of Directors awarded options to purchase 30,000 shares of common stock to each non-employee director (except for the Non-Executive Chairman) and options to purchase 60,000 shares to our Non-Executive Chairman pursuant our Stock Awards Plan. The grant was made after a review of the prior compensation of our non-employee directors. The option awards vest over a three year period beginning on the first anniversary of the grant date. Upon his appointment to our Board in January 2008, Mr. Albers was granted 3,000 shares of restricted stock and options to purchase 30,000 shares of commons stock pursuant to our Stock Awards Plan. The restrictions on the restricted stock lapse one year after the grant date and the stock options vest over a three year period beginning on the first anniversary of the grant date.

EQUITY COMPENSATION PLAN INFORMATION

Information regarding our equity compensation plans is a follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options and rights (a)	Weighted-average exercise price of outstanding options and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (b)
Equity compensation plans approved by security holders	1,390,000	$9.80	636,000
Equity compensation plans not approved by security holders	—	—	—
Total	1,390,000	$9.80	636,000

PROPOSAL 2: RATIFICATION OF THE SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Hein & Associates LLP as our independent registered public accounting firm to conduct our audit for the fiscal year ending January 31, 2009.

The engagement of Hein & Associates LLP has been recommended by the Audit Committee and approved by our Board annually. The Audit Committee has reviewed and discussed the audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2008, and has recommended, and our Board has approved their inclusion therein. See "Audit Committee Report" included elsewhere in this proxy statement.

Although shareholder ratification of the selection of Hein & Associates LLP is not required, the Audit Committee and our Board consider it desirable for our shareholders to vote upon this selection. The affirmative vote of the holders of a majority of the shares entitled to vote on, and that vote for or against or expressly abstain, on the proposal at the Annual Meeting is required to approve and ratify the selection of Hein & Associates LLP. Even if the selection is ratified, the Audit Committee may, in its discretion, direct the appointment of a different independent registered public accounting firm at any time during the year if it believes that such a change would be in the best interests of our shareholders and us.

One or more representatives of Hein & Associates LLP are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so. The representatives of Hein & Associates LLP are expected to be available to respond to appropriate questions.

Our Board recommends a vote "FOR" the ratification of the selection of Hein & Associates LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2009.

FEES AND EXPENSES OF HEIN & ASSOCIATES LLP

The following table sets forth the amount of audit fees, audit-related fees and tax fees billed or expected to be billed by Hein & Associates LLP, our independent registered public accounting firm, for the fiscal years ended January 31, 2008 and January 31, 2007:

	2008	2007
Audit fees[(1)]	$426,835	$381,300
Audit-related fees[(2)]	—	—
Tax fees[(3)]	—	115,948
All other fees[(2)]	—	—
Total Fees	$426,835	$497,248

(1) Includes the audit of our annual consolidated financial statements, audit of our system of internal control over financial reporting and review of Quarterly Reports on Form 10-Q.

(2) During the indicated periods, our independent registered public accounting firm did not provide us with any services of this nature.

(3) Includes fees and expenses for services primarily related to tax compliance, tax advice and tax planning for certain acquisitions.

The Audit Committee also has approved a policy that requires committee pre-approval of the compensation and terms of service for audit services and any permitted non-audit services based on ranges of fees, and any changes in terms, conditions and fees resulting from changes in audit scope or other matters. Any proposed audit or non-audit services exceeding the pre-approved fee ranges require additional pre-approval by the Audit Committee or its chairman.

AUDIT COMMITTEE REPORT

The Audit Committee was established to implement and to support oversight function of the Board of Directors with respect to the financial reporting process, accounting policies, internal controls and independent registered public accounting firm of Mitcham Industries, Inc.

The Board of Directors, in its business judgment, has determined that each of Messrs. Schwalbe, Lewis and Blum is an independent director, as that term is defined in Rule 4350 of the NASDAQ Marketplace Rules, and meets the Securities and Exchange Commission's additional independence requirements for members of audit committees. In addition, the Board of Directors has determined that each member of the Audit Committee is financially literate and that Mr. Schwalbe has the necessary accounting and financial expertise to serve as chairman. Our Board has determined that Mr. Schwalbe is an "audit committee financial expert" following a determination that Mr. Schwalbe met the criteria for such designation under the Securities and Exchange Commission's rules and regulations.

In fulfilling its responsibilities, the Audit Committee:

- reviewed and discussed the audited financial statements contained in Mitcham Industries, Inc.'s Annual Report on Form 10-K for the fiscal year ended January 31, 2008 with management and the independent registered public accounting firm;
- discussed with the independent registered public accounting firm the matters required to be discussed by the statement on Auditing Standards No. 61, "*Communications with Audit Committees*";
- received from the independent registered public accounting firm the written disclosures and the letter required by Independence Standards Board Statement No. 1, "*Independence Discussions with Audit Committees*" and discussed the independent registered public accounting firm's independence with the firm; and
- considered the compatibility of non-audit services with the independent registered public accounting firm's independence.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in Mitcham Industries, Inc.'s Annual Report on Form 10-K for the fiscal year ended January 31, 2008.

The information contained in this Audit Committee Report shall not be deemed to be "soliciting material" to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filings with the Securities and Exchange Commission, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference into a document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Respectfully submitted by the Audit Committee,

John F. Schwalbe (Chairman)
R. Dean Lewis
Robert J. Albers

ANNUAL REPORT

Our Annual Report for the fiscal year ended January 31, 2008 accompanies this proxy statement. Except for the financial statements included in the Annual Report that are specifically incorporated by reference herein, the Annual Report is not incorporated in this proxy statement and is not to be deemed part of this proxy soliciting material. Additional copies of the Annual Report are available upon request.

OTHER MATTERS

As of the date hereof, our Board knows of no other business to be presented at the Annual Meeting. If any other matter properly comes before the meeting, however, it is intended that the persons named in the accompanying proxy will vote the proxy in accordance with the discretion and instructions of our Board.

SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

Pursuant to the Securities and Exchange Commission's rules and regulations, shareholders interested in submitting proposals for inclusion in our proxy materials and for presentation at our 2009 Annual Meeting of Shareholders may do so by following the procedures set forth in Rule 14a-8 under the Exchange Act. In general, shareholder proposals must be received by our Corporate Secretary at Mitcham Industries, Inc., P.O. Box 1175, Huntsville, Texas 77342-1175 no later than **February 3, 2009** to be eligible for inclusion in our proxy materials.

In addition, shareholders may present business at a shareholder meeting without having submitted the proposal pursuant to Rule 14a-8 as discussed above. For business to be properly brought or nominations of persons for election to our Board to be properly made at the time of our 2008 Annual Meeting of Shareholders, notice must be received by our Corporate Secretary at the address in the preceding paragraph by **April 19, 2009**.

Detailed information for submitting shareholder proposals and director nominations is available upon written request to our Corporate Secretary at Mitcham Industries, Inc., P.O. Box 1175, Huntsville, Texas 77342-1175.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 000-25142

Mitcham Industries, Inc.

(Exact name of registrant as specified in its charter)

Texas *(State or other jurisdiction of incorporation or organization)*	**76-0210849** *(I.R.S. Employer Identification No.)*
8141 SH 75 South **P.O. Box 1175** **Huntsville, Texas** *(Address of principal executive offices)*	**77342** *(Zip Code)*

936-291-2277
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class of Stock	Name of Each Exchange on Which Registered
Common Stock — $0.01 par value per share	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12 (g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of July 31, 2007, the last business day of the Registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $177,748,574 based on the closing sale price as reported on the National Association of Securities Dealers Automated Quotation System National Market System.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding at April 7, 2008
Common Stock, $0.01 par value per share	9,797,098 shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement of Mitcham Industries, Inc. for the 2008 Annual Meeting of Shareholders, which will be filed within 120 days of January 31, 2008, are incorporated by reference into Part III of this Annual Report on Form 10-K.

MITCHAM INDUSTRIES, INC.
ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report on Form 10-K (this "Form-10K") may be deemed to be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Section 27A of the Securities Act of 1933, as amended (the "Securities Act"). This information includes, without limitation, statements concerning:

- our future financial position and results of operations;
- planned capital expenditures;
- our business strategy and other plans for future operations;
- the future mix of revenues and business;
- future demand for our services; and
- general conditions in the energy industry and seismic service industry.

Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can not assure you that these expectations will prove to be correct. When used in this Form 10-K, the words "anticipate," "believe," "estimate," "expect," "may" and similar expressions, as they relate to our company and management, are intended to identify forward-looking statements. The actual results of future events described in these forward-looking statements could differ materially from the results described in the forward-looking statements due to risks and uncertainties, including those set forth in Item 1A — "Risk Factors" and elsewhere within this Form 10-K. We caution readers to not place undue reliance on forward-looking statements which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of these forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

PART I

Item 1. *Business*

Mitcham Industries, Inc. ("MII"), a Texas corporation, was incorporated in 1987. We are engaged directly and through our wholly owned subsidiaries in the leasing of seismic equipment to the oil and gas industry on a worldwide basis. We are also engaged in the sale of new and used seismic equipment and in the design, manufacture and sale of marine seismic equipment. Our operating subsidiaries are Mitcham Canada Ltd ("MCL"), Seismic Asia Pacific Pty Ltd. ("SAP"), Mitcham Seismic Eurasia LLC ("MSE"), Seamap (UK) Ltd ("Seamap UK") and Seamap Pte. Ltd ("Seamap Singapore"). Seamap UK and Seamap Singapore are collectively referred to as "Seamap."

We operate our business in two segments, Equipment Leasing and equipment manufacturing. The equipment manufacturing segment is conducted by our Seamap subsidiaries and therefore is referred to in this Form 10-K as our "Seamap" segment. For additional information about our business segments, including related financial information, see Note 13 to our consolidated financial statements and Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Form 10-K.

We lease and sell geophysical and other equipment used primarily by seismic data acquisition contractors to perform seismic data acquisition surveys on land, in transition zones (marsh and shallow water areas) and marine areas. We conduct our operations on a worldwide basis and believe that we are the world's largest independent lessor of seismic equipment. We believe that our competitors, in general, have neither as extensive a seismic equipment lease pool as we do, nor similar exclusive lease referral agreements with seismic equipment suppliers. In recent periods, we have experienced a significant increase in the demand for our equipment. We believe this demand is primarily driven by oil and gas exploration and development activities. Exploration and development activities are impacted by the price of crude oil and natural gas, worldwide demand for these products, economic activity, the maturation of certain petroleum producing basins, the cost of exploration activities and geopolitical issues.

Our equipment is utilized in a variety of worldwide geographic regions which are described in Item 1 — "Business — Customers, Sales, Backlog and Marketing." We lease seismic equipment worldwide, and, on occasion, sell new or used seismic equipment through MII in Huntsville, Texas, and through MCL in Calgary, Alberta. MSE, from its location in Ufa, Bashkortostan, Russia, leases seismic equipment primarily in the Russian Federation and the Commonwealth of Independent States ("CIS"), which consists of 11 former Soviet Republics. SAP, from its location in Brisbane, Australia, leases seismic equipment in Australia and other locations within the Pacific Rim and also sells new seismic, oceanographic and hydrographic equipment throughout the Pacific Rim. Seamap UK, located in Somerset, United Kingdom and Seamap Singapore, located in Singapore, design, manufacture and sell marine seismic equipment throughout the world.

We own a variety of technologically advanced equipment acquired from the leading seismic manufacturers. Our lease pool includes many types of equipment used in seismic data acquisition, including various electronic components of land, transition zone and marine seismic data acquisition systems, geophones and cables, earth vibrators, peripheral equipment, survey and other equipment. The majority of our seismic equipment lease pool is provided by two manufacturers, the Sercel subsidiaries of Compagnie Generale de Geophysique-Veritas ("Sercel" and "CGV," respectively) and ION Geophysical Corporation. ("ION"). We believe that the majority of the advanced seismic data acquisition systems in use worldwide are either Sercel or ION systems. At January 31, 2008, approximately 51% of our equipment lease pool, on a cost basis, consisted of seismic recording channels and related equipment, with the remainder consisting of geophones, compressors, energy source controllers and other peripheral equipment.

We have a supply agreement and exclusive lease referral agreement with Sercel, which we believe provides us with certain competitive advantages primarily due to preferential pricing and expedited delivery arrangements under the agreements. Under this agreement, we are the exclusive worldwide short-term leasing representative for certain products.

We lease our equipment on a short-term basis, generally for three to six months, to seismic contractors who need additional capacity to complete a seismic survey. Short-term leasing agreements enable our customers to achieve operating and capital investment efficiencies. A typical seismic crew uses a wide variety of equipment to perform seismic data acquisition surveys. Our customers may lease a small amount of equipment to expand an existing crew's capabilities or a complete seismic data acquisition system to equip an entire crew. Demand for short-term seismic equipment leases is affected by many factors, including: (i) the highly variable size and technological demands of individual seismic surveys, (ii) seasonal weather patterns and sporadic demand for seismic surveys in certain regions, (iii) the term of the lease and (iv) cost of seismic equipment. We believe these factors allow seismic contractors to use short-term seismic equipment leasing as a cost-effective alternative to purchasing additional equipment. Our equipment lease rates vary according to an item's expected useful life, utilization, acquisition cost and the term of the lease.

SAP sells equipment, consumables, systems integration, engineering hardware and software maintenance support services to the seismic, hydrographic, oceanographic, environmental and defense industries throughout Southeast Asia and Australia. MII and MCL also sell a broad range of used seismic equipment on a worldwide basis. Seamap designs, manufactures and sells a broad range of proprietary products for the seismic, hydrographic and offshore industries. Seamap's primary products include the GunLink seismic source acquisition and control systems, which provide operators of marine seismic surveys more precise control of energy sources, and the BuoyLink GPS tracking system, which is used to provide precise positioning of seismic sources and streamers.

Business Strategy

Our business strategy is to meet the needs of the seismic industry by leasing a wide range of equipment and to provide technologically advanced solutions for marine seismic applications. To accomplish this, we have identified the following major objectives:

- *Provide a technologically advanced seismic equipment lease pool.* We intend to maintain the size and diversity of our equipment lease pool, including the addition of marine equipment. We believe that the availability of a large and diverse seismic equipment lease pool encourages seismic data acquisition contractors to lease, rather than purchase, such equipment, due to the capital and operating efficiencies provided by short-term leases.

- *Continue to expand international operations.* We intend to expand our international leasing activities in new geographic areas, including the CIS, Europe, the Middle East and North Africa. We believe there are significant opportunities to continue to expand our international leasing and sales activities. We believe that we can conduct business in wide-ranging geographic areas from our existing facilities. However, for legal, tax or operational reasons, we may decide in the future to establish facilities in additional locations.

- *Maintain alliances with major seismic equipment manufacturers.* Our relationships with leading seismic equipment manufacturers allow us to expand our equipment lease pool on favorable terms. We believe these relationships provide a competitive advantage.

- *Pursue additional business development opportunities.* We regularly evaluate opportunities to expand our business activities within the oil service industry, particularly in the seismic sector. These opportunities could include the introduction of new products or services or the acquisition of existing businesses.

Seismic Technology and the Oil Service Industry

Seismic surveys are a principal source of information used by oil and gas companies to identify geological conditions that are favorable for the accumulation of oil and gas and to evaluate the potential for successful drilling, development and production of oil and gas. Seismic technology has been used by the oil and gas industry since the 1920's, and has advanced significantly with improvements in computing and electronic technologies. Beginning in the early 1990's, the oil and gas industry significantly expanded its use of 3-D seismic data. 3-D seismic data provides a more comprehensive subsurface image and is believed to have contributed to improved drilling success rates, particularly in mature oil and gas basins such as those in North America. Additionally, 2-D seismic data continues to be used in many areas where 3-D data acquisition is cost prohibitive or logistical access is limited.

Oil and gas exploration companies utilize seismic data generated from the use of digital seismic systems and peripheral equipment in determining optimal locations for drilling oil and gas wells, in the development of oil and gas reserves and in reservoir management for the production of oil and gas. A complete digital seismic data acquisition system generally consists of (i) a central electronics unit that records and stores digital data ("CEU"), (ii) seismic recording channel boxes that contain from one to eight seismic channels ("channel boxes"), (iii) geophones, or seismic sensors, (iv) energy sources including dynamite, air guns or earth vibrators that create the necessary acoustic wave to be recorded, (v) cables that transmit digital seismic data from the channel boxes to the CEU, (vi) geographic survey equipment, (vii) drilling equipment used in the seismic survey and (viii) other peripheral, or accessory, equipment.

In seismic data acquisition, an acoustic wave is generated at or below the earth's surface through the discharge of compressed air, the detonation of small explosive charges or the use of large mechanical vibrators. As the acoustic wave travels through the earth, it is partially reflected by the underlying rock layers and the reflected energy is captured by sensors, such as geophones, which are situated at intervals along paths from the point of acoustical impulse. The resulting signals are then transmitted to the channel boxes, which convert the signals from analog to digital data and transmit this data via cable to the CEU. The CEU stores the seismic data on magnetic tape, disk or other recording media for processing. The digital data is then input into a specialized seismic processing system that uses sophisticated computer software programs to enhance the recorded signal and produce an image of the subsurface strata. By interpreting seismic data, oil and gas exploration companies create detailed maps of exploration prospects and oil and gas reservoirs.

Historically, a 2-D seismic survey had been the standard data acquisition technique used to map geologic formations over a broad area. 2-D seismic data can be visualized as a single vertical plane of subsurface information. Data gathered from a 3-D seismic survey is best visualized as a cube of information that can be sliced into numerous planes, providing different views of a geologic structure with much higher resolution than is available with traditional 2-D seismic survey techniques. 3-D seismic surveys generally require a larger amount of equipment than 2-D surveys. By using a greater number of channels and flexible configuration, 3-D seismic data provides more extensive and detailed information regarding the subsurface geology than 2-D data. As a result, 3-D data allows the geophysicists interpreting the data to more closely select the optimal location of a prospective drill site or define an oil and gas reservoir.

In the exploration and development process, oil and gas companies establish requirements for seismic data acquisition programs based on their technical objectives. Because of the expense associated with drilling oil and gas wells, decisions regarding whether or where to drill are critical to the overall process. Since 3-D seismic data increases drilling success rates and reduce costs, we believe that 3-D seismic surveys are now predominant. As a result of the increasing requirements for this higher resolution data, which in turn requires additional channels to collect and transmit the data, seismic data acquisition systems have been expanding in size during the past several years.

Industry advances include the use of high resolution 3-D, three-component geophones ("3D-3C"), which enhance the 3-D image of the sub-surface, and time lapse ("4-D") seismic techniques, where surveys are periodically reacquired to allow the monitoring of producing oil and gas fields for optimal production and reserve recovery. These and other technical advances have contributed to increased drilling success rates and reduced oil and gas finding costs.

With the expanded use of seismic technology, particularly 3-D seismic surveys, the size of data acquisition surveys has increased substantially in the past several years. Demand for higher resolution data, larger surveys and more rapid completion of such surveys is now requiring seismic contractors to use data acquisition systems with a greater number of seismic recording channels. Additionally, the size of seismic surveys varies significantly, requiring frequent changes in the configuration of equipment and crews used for seismic surveys. As a result of these advances, seismic survey channel count has increased from smaller 2-D surveys, which typically averaged 120 channels, to larger 3-D surveys, which today average more than 5,000 channels and sometimes use 10,000 or more channels. We believe that many seismic contractors will continue to meet changes in equipment needs by leasing incremental equipment to expand crew size as necessary, thereby reducing the substantial capital expenditures required to purchase such equipment.

Seismic surveys utilizing 2-D, 3-D or 4-D techniques require essentially the same equipment. The manner in which the equipment is deployed and the resulting data analyzed differs, however. Accordingly, our equipment can generally be utilized in 2-D, 3-D and 4-D seismic surveys. Since 3-D and 4-D seismic surveys generally utilize significantly more equipment than 2-D seismic surveys, the potential to lease our seismic equipment is increased.

Business and Operations

Equipment Leasing. We own a comprehensive lease pool of seismic equipment for short-term leasing to our customers, who are primarily seismic data acquisition contractors. We lease this equipment multiple times until the end of its useful life or its sale. Our equipment leasing services generally include the lease of the various components of seismic data acquisition systems and related equipment to meet a customer's job specifications. These specifications frequently vary as to the number of required recording channels, geophones, energy sources (e.g., earth vibrators) and other equipment. Our customers generally lease seismic equipment to supplement their own inventory of recording channels and related equipment.

Our land equipment lease pool includes a total of approximately 76,000 seismic recording land channels (each channel capable of electronically converting seismic data from analog to digital format and transmitting the digital data), geophones and cables, and other peripheral equipment. Our lease pool of marine seismic equipment includes streamers (recording channels that are towed behind a vessel), air compressors, air guns, streamer positioning equipment, energy source controllers and other equipment. Our lease pool equipment is manufactured by leading seismic equipment manufacturers and is widely used in the seismic industry. Our marine lease pool includes energy source controllers and GPS tracking systems that are manufactured by our Seamap segment.

Our equipment leases generally have terms of three to six months and are typically renewable on a month-to-month basis. Our equipment lease rates vary according to an item's expected useful life, utilization, initial cost and the term of the lease. We provide maintenance of our leased equipment during the lease term for malfunctions due to failure of material and parts and will provide replacement equipment, as necessary. In addition, we provide field technical support services when requested by our customers. The customer is responsible for the cost of repairing equipment damages other than normal wear and tear and replacing destroyed or lost equipment under the terms of our standard lease agreements. The customer is also normally responsible for the costs of shipping the equipment from and to one of our facilities and is responsible for all taxes, other than income taxes, related to the lease of the equipment. The customer is required to obtain and maintain insurance for the replacement value of the equipment and a specified minimum amount of general liability insurance. While it is our general practice to lease our seismic equipment on a monthly basis, we may from time to time lease some equipment on a day rate usage basis in response to market conditions.

Seismic equipment leasing is susceptible to weather patterns in certain geographic regions. In Canada and Russia, a significant percentage of the seismic survey activity occurs in the winter months, from December through March or April. During the months in which the weather is warmer, certain areas are not accessible to trucks, earth vibrators and other heavy equipment because of the unstable terrain. In other areas of the world, such as Southeast Asia and Pacific Rim, periods of heavy rain, known as monsoons, can impair seismic operations. We are able, in many cases, to transfer our equipment from one region to another in order to deal with seasonal demand and to increase our equipment utilization.

Upon completion of a lease, the equipment must generally be returned to one of our facilities for inspection, testing and, if necessary, repair. While the customer is normally responsible for the costs of shipping and repairs, during this time the equipment is not available for lease to another customer. Therefore, managing this process and the utilization of the equipment is an important aspect of our operations. Given the short term of most of our leases, we believe that the highest achievable annual utilization for most of our equipment is approximately 65%. However, many factors can affect this utilization, including the term of our leases, the shipping time required to return equipment to one of our facilities, the time required to inspect, test and repair equipment after return from a lease and the demand for the equipment.

Historically, the majority of the inspection, testing and repair has been done in our Huntsville, Texas or Calgary, Alberta facilities. In fiscal 2008 we added inspection and testing capabilities to our facility in Ufa, Bashkortostan, Russia and inspection, testing and limited repair capabilities to our facility in Singapore. We believe that by expanding these capabilities we will be able to more effectively utilize our equipment and reduce costs associated with these operations. The incremental cost for the additional facilities was not material.

Lease Pool Equipment Sales. On occasion, we sell used equipment from our lease pool, normally in response to specific customer demand or to declining demand for rental of specific equipment. Used equipment sold from our lease pool can have a wide range of gross margin depending upon the amount of depreciation that has been recorded on the item. When used equipment is sold from our lease pool, the net book value plus any cost associated with the sale is recorded to cost of goods sold. Sales of our lease pool equipment typically occur as opportunities arise and do not have a significant seasonal aspect. We generally expect sales of lease pool equipment in future periods to be a smaller component of our business than they have been in the past. However, we will evaluate any opportunities for the sale of equipment from our lease pool, and based upon our evaluation, may sell additional equipment. Such sales of lease pool equipment could be material.

Other Equipment Sales. The "Other equipment sales" included in our Equipment Leasing segment fall into two broad categories:

- *Sales of new seismic equipment.* On occasion, we will sell new seismic equipment in response to a specific demand from a customer. These sales are made in cooperation with our suppliers of lease pool equipment.
- *Sales of hydrographic and oceanographic equipment.* SAP sells equipment, consumables, systems integration, engineering hardware and software maintenance support services to the seismic, hydrographic, oceanographic, environmental and defense industries throughout Southeast Asia and Australia. SAP is a manufacturer's representative for an array of equipment lines.

Seamap Equipment Sales. Seamap designs, manufactures and sells a broad range of proprietary products for the seismic, hydrographic and offshore industries. Seamap's primary products include (i) the GunLink seismic source acquisition and control systems, which are designed to provide operators of marine seismic surveys more precise control of energy sources, and (ii) the BuoyLink GPS tracking system used to provide precise positioning of seismic sources and streamers. Seamap's design and manufacturing facilities are located in the United Kingdom and in Singapore.

Key Supplier Agreements

The Sercel Lease Agreement

In September 2006 we entered into a new Exclusive Equipment Lease Agreement with Sercel under which we are generally the exclusive worldwide authorized lessor for Sercel's DSU3 428XL products (the "Exclusive Products"), except that we have agreed not to lease the Exclusive Products for use in mainland China and we have non-exclusive rights to lease the Exclusive Products in the CIS. The geographic area covering the exclusive arrangement is referred to as the "Exclusive Territory."

Under the agreement, we have also agreed not to offer financing leases or leases with terms greater than one year related to the Exclusive Products without Sercel's prior consent. Sercel has agreed to refer any inquires for short-term rentals of the Exclusive Products for use within the Exclusive Territory to us and to not recommend any competitor of ours as a source of such rentals. Sercel and we have agreed to cooperate in the promotion and marketing of the Exclusive Products.

The agreement provides that Sercel will grant us specified pricing for the purchase of the Exclusive Products and certain other products. In return, we agreed to purchase a total of 9,000 stations, or 27,000 channels, of the Exclusive Products by December 31, 2008. However, the agreement allows us to purchase other equipment with a comparable value from Sercel in order to satisfy our purchase obligation. We have met our purchase obligations under this agreement.

Other Agreements

SAP has a number of manufacturer's representation agreements for major product lines, including: acoustic positioning systems, data acquisition systems, geophones, hydrophones, connectors, cables, test equipment, GPS systems, heave compensators and attitude sensors, hydrographic data acquisition systems, magnetometers, tide gauges and current meters, radio positioning equipment, side-scan sonar and sub-bottom profiling systems, underwater communications and location devices, echo sounders and transducers.

Certain software utilized by Seamap's GunLink products was developed by Tanglesolve Instrumentation, Ltd. ("Tanglesolve") under a cooperation agreement with Seamap. Under this agreement, Tanglesolve received a royalty payment from the sale of each GunLink product. In December 2007 Seamap acquired all of the capital stock of Tanglesolve. At the time, essentially Tanglesolve's only assets were the cooperation agreement and the intellectual property related to the GunLink software. In connection with this transaction Seamap entered into a new cooperation agreement with the former shareholders of Tanglesolve whereby they provide certain on-going support services.

Customers, Sales, Backlog and Marketing

Our lease customers generally are seismic data acquisition contractors. We typically have a small number of lease customers, the composition of which changes yearly as leases are negotiated and concluded and equipment needs vary. As of January 31, 2008, we had approximately 55 lease customers with 87 active leases of various lengths, but typically for less than a year.

We do not maintain a backlog of orders relating to our Equipment Leasing segment. As of January 31, 2008, our Seamap segment had a backlog of orders amounting to approximately $4.1 million. We expect all of these orders to be fulfilled during our fiscal year ending January 31, 2009.

We participate in both domestic and international trade shows and expositions to inform the industry of our products and services and we advertise in major geophysical trade journals.

A summary of our revenues from customers by geographic region, outside the U.S., is as follows (in thousands):

	Year Ended January 31,		
	2008	2007	2006
UK/Europe	$27,892	$ 9,318	$ 2,355
Canada	6,820	8,302	8,914
South America	4,153	3,050	3,220
Asia/South Pacific	9,431	9,713	10,479
Eurasia(1)	10,180	4,998	—
Other(2)	4,119	1,940	233
Totals	$62,595	$37,321	$25,201

(1) Comprised of Eastern Europe, the Russian Federation and the CIS

(2) Includes Africa and the Middle East

The net book value of our fixed assets in our various geographic locations is as follows (in thousands):

	As of January 31,		
Location of Property and Equipment:	2008	2007	2006
United States	$19,602	$12,969	$11,649
Canada	27,108	18,062	5,883
Australia	1,861	1,057	2,167
Russia	3,399	1,965	—
Singapore	634	623	97
United Kingdom	575	756	128
Total	$53,179	$35,432	$19,924

For information regarding the risks associated with our foreign operations, see Item 1A — "Risk Factors."

For fiscal 2008, we had one customer, CGV, which represented approximately 21% of our consolidated revenues. CGV was created from the merger of Compagnie Generale de Geophysique ("CGG") and Veritas DGC,

Inc. ("Veritas"), which was effective from January 12, 2007. Both CGG and Veritas were our customers prior to the merger. Had CGV been in existence for all of our fiscal year ended January 31, 2007, sales to that entity would have represented approximately 14% of our total consolidated revenues. Neither CGG nor Veritas individually accounted for more than 10% of our consolidated revenues in fiscal 2007. Veritas represented approximately 10% of fiscal 2006 total revenues. No other customer exceeded 10% of revenues for fiscal 2006.

Competition

Our major competitors are the major seismic equipment manufacturers who sell equipment on financed terms. We face lesser competition from several companies that engage in seismic equipment leasing, but competition has historically been fragmented and our competitors have not had as extensive a seismic equipment lease pool as we do. We compete for seismic equipment leases on the basis of (i) price and delivery, (ii) variety and availability of both peripheral seismic equipment and complete data acquisition systems and (iii) length of lease term. We believe that our infrastructure and broad geographic presence also provide a major competitive advantage by contributing to our operational efficiencies.

We compete in the used equipment sales market with a broad base of seismic equipment owners, including seismic data acquisition contractors, which use and eventually dispose of seismic equipment, many of which have substantially greater financial resources than our own.

Suppliers

We have several suppliers of seismic equipment for our lease pool. We acquire the majority of our seismic lease pool equipment from, Sercel, a subsidiary of CGV. However, we also acquire lease pool equipment from a number of other suppliers including ION, Bauer Compressors, Inc. and OYO Geospace Corporation. Management believes that our current relationships with our suppliers are satisfactory. For additional information regarding the risk associated with our suppliers, see Item 1A "Risk Factors."

Employees

As of January 31, 2008, we employed 126 people full-time, none of whom is covered by a collective bargaining agreement. We consider our employee relations to be satisfactory.

Intellectual Property

The products designed, manufactured and sold by our Seamap segment utilize significant intellectual property that we have developed or have licensed from others. Our internally developed intellectual property consists of product designs and trade secrets. We currently have no patents covering any of this intellectual property. For additional information regarding the risks associated with our intellectual property, see Item 1A — "Risk Factors."

Website Access to Our Periodic SEC Reports

Our internet address is http://www.mitchamindustries.com. We file and furnish Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, with the U.S. Securities and Exchange Commission ("SEC"), which are available free of charge through our website. Materials we file with the SEC may be read and copied at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding our company that we file and furnish electronically with the SEC.

We may from time to time provide important disclosures to investors by posting them in the investor relations section of our website, as allowed by SEC rules. Information on our website is not incorporated into this Form 10-K.

Item 1A. *Risk Factors*

The risks described below could materially and adversely affect our business, financial condition and results of operations and the actual outcome of matters as to which forward-looking statements are made in this Form 10-K. The risk factors described below are not the only ones we face. Our business, financial condition and results of operations may also be affected by additional factors that are not currently known to us or that we currently consider immaterial or that are not specific to us, such as general economic conditions.

You should refer to the explanation of the qualifications and imitations on forward-looking statements on page 1 of this Form 10-K. All forward-looking statements made by us are qualified by the risk factors described below.

Demand for Seismic Data Is Not Assured

Demand for our services depends on the level of spending by oil and gas companies for exploration, production and development activities, as well as on the number of crews conducting land, transition zone and marine seismic data acquisition worldwide. The levels of such spending are influenced by:

- oil and gas prices and industry expectations of future price levels;
- the cost of exploring for, producing and delivering oil and gas;
- the availability of current geophysical data;
- the discovery rate of new oil and gas reserves; and
- local and international political and economic conditions.

The cyclical nature of the oil and gas industry can have a significant effect on our revenues and profitability. Historically, oil and gas prices, as well as the level of exploration and developmental activity, have fluctuated significantly. These fluctuations have in the past, and may in the future, adversely affect our business. We are unable to predict future oil and gas prices or the level of oil and gas industry activity. A prolonged low level of activity in the oil and gas industry will likely depress development activity, adversely affecting the demand for our products and services and our financial condition and results of operations.

Loss of Significant Customers Will Adversely Affect Us

We typically lease and sell significant amounts of seismic equipment to a relatively small number of customers, the composition of which changes from year to year as leases are initiated and concluded and as customers' equipment needs vary. Therefore, at any one time, a large portion of our revenues may be derived from a limited number of customers. In the fiscal years ended January 31, 2008, 2007 and 2006, our single largest customer accounted for approximately 21%, 14% and 10%, respectively, of our consolidated revenues. Our five largest customers accounted for approximately 46% of our consolidated revenues in the fiscal year ended January 31, 2008. There has recently been considerable consolidation among certain of our customers and this trend may continue. This consolidation could result in the loss of our customers and could result in a decrease in the demand for our equipment.

Significant Defaults of Past-Due Customer Accounts Would Adversely Affect Our Results of Operations

On January 31, 2008, we had approximately $19.7 million of customer accounts and contracts receivable, of which approximately $4.9 million was over 90 days past due. At January 31, 2008, we had an allowance of approximately $1.5 million to cover losses in our receivable balances. Significant payment defaults by our customers in excess of the allowance would have a material adverse effect on our financial position and results of operations.

We Derive Significant Revenues from Foreign Sales, Which Pose Additional Risks to Our Operations

Our results of operations are dependent upon the current political and economic climate of several countries in which our customers either operate or are located. International sources of revenues (including Canada) accounted for approximately 82% of our revenues in the fiscal year ended January 31, 2008. Accordingly, our business and results of operations are subject to various risks inherent in international operations. These risks include, but are not limited to, the following:

- instability of foreign economies, governments and government-owned oil and gas companies;
- risks of war, political unrest or seizure of assets;
- foreign exchange restrictions, laws and other policies affecting trade and investment; and
- the difficulty and cost of enforcing contracts.

In addition, many of our operations are conducted in currencies other than U.S. dollars. Those currencies include the Canadian dollar, the Australian dollar, the Singapore dollar, the Russian ruble and the British pound sterling. Therefore, we are subject to risks from fluctuations in the value of those currencies. Our internationally-sourced revenues are also subject to the risk of currency exchange controls (in which payment could not be made in U.S. dollars), taxation policies, and expropriation, as well as to political turmoil, civil disturbances, armed hostilities, and other geopolitical hazards.

Foreign Currency Exchange Rates Have Increasingly Materially Affected Our Financial Statements

For accounting purposes, balance sheet accounts of our operating subsidiaries are translated at the current exchange rate as of the end of the accounting period. Statement of operations items are translated at average currency exchange rates. The resulting translation adjustment is recorded as a separate component of comprehensive income within shareholders' equity. This translation adjustment has in the past been, and may in the future be, material because of the significant amount of assets held by our international subsidiaries and the fluctuations in the foreign exchange rates.

Our Operations and Financial Condition Will Be Materially Adversely Affected if We Are Unable to Continually Obtain Additional Lease Contracts

Our seismic equipment leases typically have a term of three to six months and provide gross revenues that recover only a portion of our capital investment on the initial lease. Our ability to generate lease revenues and profits is dependent on obtaining additional lease contracts after the termination of an original lease. However, lease customers are under no obligation to, and frequently do not, continue to lease seismic equipment after the expiration of a lease. Although we have been successful in obtaining additional lease contracts with other customers after the termination of the original leases, we cannot assure you that we will continue to do so. Our failure to obtain additional leases or extensions beyond the initial lease term would have a material adverse effect on our operations and financial condition.

Our Failure to Attract and Retain Key Personnel Could Adversely Affect Our Operations

Our success is dependent on, among other things, the services of certain key personnel, including specifically Billy F. Mitcham, Jr., our President and Chief Executive Officer. The loss of the services of Mr. Mitcham or other personnel could have a material adverse effect on our operations.

Our Seismic Lease Pool is Subject to Technological Obsolescence

We have a substantial capital investment in seismic data acquisition equipment. The development by manufacturers of seismic equipment of newer technology systems or component parts that have significant competitive advantages over seismic systems and component parts now in use could have an adverse effect on our ability to profitably lease and sell our existing seismic equipment. Significant improvements in technology may also require us to recognize an asset impairment charge to our lease pool investment and to correspondingly invest significant sums to upgrade or replace our existing lease pool with newer-technology equipment demanded by our customers, which could affect our ability to compete as well as have a material adverse effect on our financial condition.

Seasonal Conditions Cause Fluctuations in Our Operating Results

The first and fourth quarters of our fiscal year have historically accounted for a greater portion of our lease revenues than do our second and third quarters. This seasonality in leasing revenues is primarily due to the increased seismic survey activity in Canada and Russia from January through March or April. This seasonal pattern may cause our results of operations to vary significantly from quarter to quarter. Accordingly, period-to-period comparisons are not necessarily meaningful and should not be relied on as indicative of future results.

We Face Competition in Our Seismic Equipment Leasing Activities

We have several competitors engaged in seismic equipment leasing and sales, including seismic equipment manufacturers and data acquisition contractors that use seismic equipment, many of which have substantially greater financial resources than our own. Competition exists to a lesser extent from seismic data acquisition contractors that may lease equipment that is temporarily idle. There are also several smaller competitors that, in the aggregate, generate significant revenues from the sale of seismic survey equipment. Pressures from existing or new competitors could adversely affect our business operations.

We Rely on a Small Number of Suppliers and Disruption in Vendor Supplies Could Adversely Affect Our Results of Operations

We purchase the majority of our seismic equipment for our lease pool from a small number of suppliers. Should our relationships with our suppliers deteriorate, we may have difficulty in obtaining new technology required by our customers and maintaining our existing equipment in accordance with manufacturers' specifications. In addition, we may, from time to time, experience supply or quality control problems with suppliers, and these problems could significantly affect our ability to meet our lease commitments. Reliance on certain suppliers, as well as industry supply conditions, generally involve several risks, including the possibility of a shortage or a lack of availability of key products and increases in product costs and reduced control over delivery schedules; any of these events could adversely affect our future results of operations.

The Operations of Seamap are Subject to Special Risks

The design and manufacturing operations of our Seamap segment are subject to risks not associated with our equipment leasing business. These risks include the following:

Risks Associated with Intellectual Property. We rely on a combination of copyright, trademark and trade secret laws, and restrictions on disclosure to protect our intellectual property. We also enter into confidentiality or license agreements with our employees, consultants and corporate partners and control access to and distribution of our design information, documentation and other proprietary information. These intellectual property protection measures may not be sufficient to prevent wrongful misappropriation of our technology. In addition, these measures will not prevent competitors from independently developing technologies that are substantially equivalent or superior to our technology. The laws of many foreign countries may not protect intellectual property rights to the same extent as the laws of the United States. Failure to protect proprietary information could result in, among other things, loss of competitive advantage, loss of customer orders and decreased revenues. Monitoring the unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. If competitors are able to use our technology, our ability to compete effectively could be impaired.

We may be subject to infringement claims and other intellectual property disputes as competition in the marketplace continues to intensify. In the future, we may be subject to litigation and may be required to defend against claimed infringements of the rights of others or to determine the scope and validity of the proprietary rights of others. Any such litigation could be costly and divert management's attention from operations. In addition, adverse determinations in such litigation could, among other things:

- result in the loss of our proprietary rights to use the technology;
- subject us to significant liabilities;

- require us to seek licenses from third parties;
- require us to redesign the products that use the technology; or
- prevent manufacturing or sale of our products that incorporate the technology.

If we are forced to take any of the foregoing actions, our business may be seriously harmed. Any litigation to protect our intellectual property or to defend ourselves against the claims of others could result in substantial costs and diversion of resources and may not ultimately be successful.

Risks Related to Product Performance. The production of new products with high technology content involves occasional problems while the technology and manufacturing methods mature. If significant reliability or quality problems develop, including those due to faulty components, a number of negative effects on our business could result, including:

- costs associated with reworking the manufacturing processes;
- high service and warranty expenses;
- high inventory obsolescence expense;
- high levels of product returns;
- delays in collecting accounts receivable;
- reduced orders from existing customers; and
- declining interest from potential customers.

Although we maintain accruals for product warranties, actual costs could exceed these amounts. From time to time, there may be interruptions or delays in the activation of products at a customer's site. These interruptions or delays may result from product performance problems or from aspects of the installation and activation activities, some of which are outside our control. If we experience significant interruptions or delays that cannot be promptly resolved, confidence in our products could be undermined, which could have a material adverse effect on our operations.

Risks Related to Raw Materials. We depend on a limited number of suppliers for components of our products, as well as for equipment used to design and test our products. Certain components used in our products may be available from a sole source or limited number of vendors. If these suppliers were to limit or reduce the sale of such components to us, or if these suppliers were to experience financial difficulties or other problems that prevented them from supplying us with the necessary components, these events could have a material adverse effect on our business, financial condition and results of operations. These sole source and other suppliers are each subject to quality and performance issues, materials shortages, excess demand, reduction in capacity and other factors that may disrupt the flow of goods to us; thereby adversely affecting our business and customer relationships. Some of the sole source and limited source vendors are companies who, from time to time, may allocate parts to equipment manufacturers due to market demand for components and equipment. We have no guaranteed supply arrangements with our suppliers and there can be no assurance that our suppliers will continue to meet our requirements. Many of our competitors are much larger and may be able to obtain priority allocations from these shared vendors, thereby limiting or making our sources of supply unreliable for these components. If our supply arrangements are interrupted, we cannot assure you that we would be able to find another supplier on a timely or satisfactory basis. Any delay in component availability for any of our products could result in delays in deployment of these products and in our ability to recognize revenues.

If we are unable to obtain a sufficient supply of components from alternative sources, reduced supplies and higher prices of components will significantly limit our ability to meet scheduled product deliveries to customers. A delay in receiving certain components or the inability to receive certain components could harm our customer relationships and our results of operations.

Failures of components affect the reliability and performance of our products, can reduce customer confidence in our products, and may adversely affect our financial performance. From time to time, we may experience delays in receipt of components and may receive components that do not perform according to their specifications. Any future difficulty in obtaining sufficient and timely delivery of components could result in delays or reductions in product shipments that could harm our business. In addition, a consolidation among suppliers of these components or adverse developments in their businesses that affect their ability to meet our supply demands could adversely impact the availability of components that we depend on. Delayed deliveries from these sources could adversely affect our business.

Our Stock Price is Subject to Volatility

Energy and energy service company stock prices, including our stock price, have been extremely volatile from time to time. Stock price volatility could adversely affect our business operations by, among other things, impeding our ability to attract and retain qualified personnel and to obtain additional financing.

Recent Growth Many Not Be Sustainable

In recent periods we have experienced significant growth in revenues, driven in large part be generally favorable economic conditions within the oil and gas industry in general and within the seismic services industry specifically. This growth may not be sustainable and, accordingly, our recent growth may not be indicative of future results of operations.

Because We Have No Plans to Pay Any Dividends for the Foreseeable Future, Investors Must Look Solely to Stock Appreciation for a Return on Their Investment in Us

We have not paid cash dividends on our common stock since our incorporation and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain any future earnings to support our operations and growth. Any payment of cash dividends in the future will be dependent on the amount of funds legally available, our financial condition, capital requirements and other factors that our Board of directors may deem relevant. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Provisions in Our Articles of Incorporation and Texas Law Could Discourage a Takeover Attempt, Which May Reduce or Eliminate the Likelihood of a Change of Control Transaction and, Therefore, the Ability of Our Shareholders to Sell Their Shares for a Premium

Provisions of our Articles of Incorporation and the Texas Business Corporation Act may tend to delay, defer or prevent a potential unsolicited offer or takeover attempt that is not approved by our Board of Directors but that our shareholders might consider to be in their best interest, including an attempt that might result in shareholders receiving a premium over the market price for their shares. Because our Board of Directors is authorized to issue preferred stock with preferences and rights as it determines, it may afford the holders of any series of preferred stock preferences, rights or voting powers superior to those of the holders of common stock. Although we have no shares of preferred stock outstanding and no present intention to issue any shares of our preferred stock, there can be no assurance that we will not do so in the future.

Item 1B. *Unresolved Staff Comments*

Not applicable.

Item 2. ***Properties***

We occupy the following facilities that we believe are adequately utilized for our current operations:

Location	Type of Facility	Size (In Square Feet)	Owned or Leased
Huntsville, Texas	Office and warehouse	25,000 (on six acres)	Owned
Calgary, Alberta, Canada	Office and warehouse	33,500	Leased
Salisbury, Australia	Office and warehouse	4,400	Leased
Singapore	Office and warehouse	20,000	Leased
Shepton Mallet, United Kingdom	Office and warehouse	12,300	Leased
Ufa, Bashkortostan, Russia	Office and warehouse	6,000	Leased

Item 3. ***Legal Proceedings***

From time to time, we are a party to legal proceedings arising in the ordinary course of business. We are not currently a party to any litigation that we believe could have a material adverse effect on our results of operations or financial condition.

Item 4. ***Submission of Matters to a Vote of Security Holders***

None.

PART II

Item 5. *Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information for Common Stock

Our common stock is traded on the NASDAQ Global Select Market under the symbol "MIND." The following table sets forth, for the periods indicated, the high and low sales prices as reported on the Nasdaq Global Select Market.

	High	Low
Fiscal Year Ended January 31, 2008:		
First Quarter	$16.43	$12.75
Second Quarter	20.64	14.00
Third Quarter	21.98	15.30
Fourth Quarter	21.92	15.76
Fiscal Year Ended January 31, 2007:		
First Quarter	$25.95	$14.62
Second Quarter	17.66	10.60
Third Quarter	13.94	9.58
Fourth Quarter	14.99	10.78

As of April 2, 2008, there were approximately 6,000 holders of record of our common stock.

Dividend Policy

We have not paid any cash dividends on the common stock since our inception, and our Board of Directors does not contemplate the payment of cash dividends in the foreseeable future. It is the present policy of our Board of Directors to retain earnings, if any, for use in developing and expanding our business. In the future, our payment of dividends will also depend on the amount of funds available, our financial condition, capital requirements and such other factors as our Board of Directors may consider.

As of January 31, 2008, we had deposits in foreign banks equal to approximately $7.7 million. These funds may generally be transferred to our accounts in the United States without restriction. However, the transfer of these funds may result in withholding taxes payable to foreign taxing authorities. Any such transfer taxes generally may be credited against our federal income tax obligations in the United States. Additionally, the transfer of funds from our foreign subsidiaries to the United States may result in currently taxable income in the United States. These factors could limit our ability to pay cash dividends in the future.

Performance Graph

This performance graph shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Section 18 of the Exchange Act, nor shall it be deemed incorporated by reference in any of our filings under the Securities Act of 1933.

The following graph compares our common stock's cumulative total shareholder return for the period beginning January 31, 2003 through January 31, 2008, to the cumulative total shareholder return on (i) the S&P's Smallcap 600 stock index and (ii) an index of peer companies we selected. The cumulative total return assumes that the value of an investment in our common stock and each index was $100 on January 31, 2003, and that all dividends were reinvested.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Mitcham Industries, Inc., The S&P Smallcap 600 Index
And A Peer Group



2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
DOLLARS
Mitcham Industries, Inc.
S&P Smallcap 600
Peer Company Index
1/03
1/04
1/05
1/06
1/07
1/08

---

* $100 invested on 1/31/03 in stock or index-including reinvestment of dividends.
Fiscal year ending January 31.

	1/31/03	1/31/04	1/31/05	1/31/06	1/31/07	1/31/08
Mitcham Industries, Inc.	$100.0	$259.03	$429.17	$1773.61	$936.81	$1166.67
S&P Smallcap 600	100.0	147.86	172.29	205.71	223.02	207.21
Peer Company Index	100.0	221.14	322.14	528.11	815.33	921.32

The peer companies index consists of: Compagnie Generale de Geophysique-Veritas (NYSE: GGV), Dawson Geophysical Company (NASDAQ: DWSN), Ion Geophysical Corp. (NYSE: IO) and Omni Energy Services Corp. (NASDAQ: OMNI).

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

We did not purchase any of our equity securities during the fourth quarter of the fiscal year ended January 31, 2008.

Item 6. *Selected Financial Data*

The selected consolidated financial information contained below is derived from our Consolidated Financial Statements and should be read in conjunction with Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements including the footnotes thereto.

	Year Ended January 31,				
	2008	2007	2006	2005	2004
	(Amounts in thousands, except per share amounts)				
Total revenues	$ 76,421	$48,910	$34,589	$26,368	$22,406
Income (loss) from continuing operations	11,439	9,285	10,855	2,049	(3,574)
Income (loss) from continuing operations per common share — basic	1.18	0.97	1.19	0.23	(0.41)
Income (loss) from continuing operations per common share — diluted	1.11	0.93	1.10	0.22	(0.41)
Balance Sheet Data:					
Cash and short-term investments	13,884	12,582	18,988	13,138	6,834
Seismic equipment lease pool and property and equipment, net	53,179	35,432	19,924	19,725	25,359
Total assets	103,901	83,302	57,620	41,395	40,730
Long-term debt	—	1,500	3,000	—	2,418
Total liabilities	28,133	23,796	10,169	7,518	9,933
Total shareholders' equity	75,768	59,506	47,451	33,877	30,797

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

We operate in two segments, equipment leasing and equipment manufacturing. The equipment manufacturing segment is conducted by our Seamap subsidiaries and therefore is referred to as our "Seamap" segment. Our equipment leasing operations are conducted from our Huntsville, Texas headquarters and from our locations in Calgary, Canada; Brisbane, Australia; and Ufa, Russia. This includes the operations of our MCL, SAP and MSE subsidiaries. We acquired Seamap in July 2005. Seamap operates from its locations near Bristol, United Kingdom and in Singapore.

Management believes that the performance of our Equipment Leasing segment is indicated by revenues from equipment leasing and by the level of our investment in lease pool equipment. Management further believes that the performance of our Seamap segment is indicated by revenues from equipment sales and by gross profit from those sales. Management monitors EBITDA and Adjusted EBITDA, both as defined in the following table, as key indicators of our overall performance.

The following table presents certain operating information by operating segment:

	Year Ended January 31,		
	2008	2007	2006
	(In thousands)		
Revenues:			
Equipment Leasing	$51,701	$37,683	$30,569
Seamap	25,383	12,274	4,020
Less inter-segment sales	(663)	(1,047)	—
Total revenues	76,421	48,910	34,589
Cost of sales:			
Equipment Leasing	23,830	17,531	15,129
Seamap	17,381	8,927	1,735
Less inter-segment costs	(596)	(631)	—
Total direct costs	40,615	25,827	16,864
Gross profit			
Equipment Leasing	27,871	20,152	15,440
Seamap	8,002	3,347	2,285
Less Inter-segment amounts	(67)	(416)	—
Total gross profit	35,806	23,083	17,725
Operating expenses:			
General and administrative	17,425	14,970	9,437
Provision for doubtful accounts	460	251	188
Depreciation and amortization	1,476	1,307	648
Total operating expenses	19,361	16,528	10,273
Operating income	$16,445	$ 6,555	$ 7,452
EBITDA(1)	$28,327	$15,540	$17,044
Adjusted EBITDA(1)	$30,580	$17,185	$17,197
Reconciliation of Net Income to EBITDA and Adjusted EBITDA			
Net income	$11,439	$ 9,285	$10,855
Interest income, net	(479)	(836)	(422)
Depreciation, amortization and impairment	11,879	8,919	9,575
Provision for (benefit from) income taxes	5,488	(1,828)	(2,964)
EBITDA(1)	28,327	15,540	17,044
Stock-based compensation	2,253	1,645	153
Adjusted EBITDA(1)	$30,580	$17,185	$17,197

(1) EBITDA is defined as net income (loss) before (i) interest income, net of interest expense, (ii) provision for (or benefit from) income taxes and (iii) depreciation, amortization and impairment. Adjusted EBITDA excludes stock-based compensation. We consider EBITDA and Adjusted EBITDA to be important indicators for the performance of our business, but not measures of performance calculated in accordance with accounting principles generally accepted in the United States of America ("GAAP"). We have included these non-GAAP financial measures because they provide management with important information for assessing our performance and as indicators of our ability to make capital expenditures and finance working capital requirements. EBITDA and Adjusted EBITDA are not measures of financial performance under GAAP and should not be considered in isolation or as alternatives to cash flow from operating activities or as alternatives to net income as indicators of operating performance or any other measures of performance derived in accordance with GAAP. Other companies in our industry may calculate EBITDA or Adjusted EBITDA differently than we do and EBITDA and Adjusted EBITDA may not be comparable with similarly titled measures reported by other companies.

In our Equipment Leasing segment, we lease seismic data acquisition equipment primarily to seismic data acquisition companies conducting land, transition zone and marine seismic surveys worldwide. We provide short-term leasing of seismic equipment to meet a customer's requirements. The majority of all active leases at January 31, 2008 were for a term of less than one year. Seismic equipment held for lease is carried at cost, net of accumulated depreciation. We acquire some marine lease pool equipment from our Seamap segment. These amounts are carried in our lease pool at the cost to our Seamap segment, less accumulated depreciation. From time to time, we sell lease pool equipment to our customers. These sales are usually transacted when we have equipment for which we do not have near term needs in our leasing business. We also occasionally sell new seismic equipment that we acquire from other manufacturers. In addition to leasing seismic equipment, SAP sells equipment, consumables, systems integration, engineering hardware and software maintenance support services to the seismic, hydrographic, oceanographic, environmental and defense industries throughout Southeast Asia and Australia.

Our Seamap segment designs, manufactures and sells a variety of products used primarily in marine seismic applications. Seamap's primary products include the (i) GunLink seismic source acquisition and control systems, which provide marine operators more precise control of exploration tools, and (ii) the BuoyLink GPS tracking system used to provide precise positioning of seismic sources and streamers (marine recording channels that are towed behind a vessel).

Seismic equipment leasing is susceptible to weather patterns in certain geographic regions. In Canada and Russia, a significant percentage of the seismic survey activity occurs in the winter months, from December through March or April. During the months in which the weather is warmer, certain areas are not accessible to trucks, earth vibrators and other heavy equipment because of the unstable terrain. In other areas of the world, such as Southeast Asia and Pacific Rim, periods of heavy rain, known as monsoons, can impair seismic operations. We are able, in many cases, to transfer our equipment from one region to another in order to deal with seasonal demand and to increase our equipment utilization.

The oil and gas exploration industry has enjoyed generally sustained growth in recent periods, fueled primarily by historically high commodity prices for oil and natural gas. We, along with much of the seismic industry, have benefited from this growth. Our revenues are directly related to the level of worldwide oil and gas exploration activities and to the profitability and cash flows of oil and gas companies and seismic contractors, which in turn are affected by expectations regarding the supply and demand for oil and natural gas, energy prices and finding and development costs. Land seismic data acquisition activity levels are measured in terms of the number of active recording crews, known as the "crew count," and the number of recording channels deployed by those crews, known as "channel count." Because an accurate and reliable census of active crews does not exist, it is not possible to make definitive statements regarding the absolute levels of seismic data acquisition activity. Furthermore, a significant number of seismic data acquisition contractors are either private or state-owned enterprises and information about their activities is not available in the public domain. Nonetheless, we believe the seismic industry is currently enjoying a period of stable and sustained growth. This is evidenced by increased demand for our equipment, improving financial results as reported by many seismic contractors and announcements by some seismic contractors of increased crew count and channel count. We believe that this increase is being driven by relatively high world oil and North American natural gas prices, combined with the maturation of the world's hydrocarbon producing basins. The future direction and magnitude of changes in seismic data acquisition activity levels will continue to be dependent upon oil and natural gas prices to a large degree.

The market for products sold by Seamap and the demand for the leasing of marine seismic equipment is dependent upon activity within the offshore, or marine, seismic industry, including the re-fitting of existing seismic vessels and the equipping of new vessels.

Current prices of oil and natural gas have resulted in increased activity in the oil and gas industry and in turn resulted in an increased demand for seismic services. This has contributed to an increased demand for leasing of our equipment. We cannot predict how long the current trend will last, but we believe that a depressed oil and gas industry results in lower demand, thus lower revenues from the leasing of our equipment. We do not quantitatively calculate utilization rates for our equipment lease pool. However, we do subjectively monitor factors which we believe reflect trends in utilization. We have relatively fixed costs within certain revenue ranges and, as a result, our earnings are particularly sensitive to changes in utilization and demand for our lease equipment.

We have responded to the increased demand for our services and products by adding new equipment to our lease pool and by introducing new products from our Seamap segment. During fiscal 2008 and 2007 we added approximately $26.0 million and $25.5 million, respectively, of equipment to our lease pool. We have also attempted to improve the utilization of our lease pool by establishing test facilities in Russia and in Singapore. Should the present growth for the seismic industry continue, we expect to add new equipment to our lease pool. We may also establish operating locations in new geographic areas, but we have no plans to do so at the current time.

We also may seek to expand our lease pool by acquiring different types of equipment or equipment which can be used in different types of seismic applications. We have done this in the past such as adding marine seismic equipment to our lease pool. We recently placed an order for equipment used in vertical seismic profiling ("VSP") applications. VSP is a technology in which seismic recording devices are introduced into a well bore, such as an oil or gas well. VSP technology has a wide array of application, some of which are not related to oil and gas exploration. These applications include 3D surface seismic surveys, well and reservoir monitoring, analysis of fluid treatments of oil and gas wells and underground storage monitoring. The amount of equipment that we have committed to acquire has not been material to date but could be in the future.

A significant portion of our revenues are generated from foreign sources. For the years ended January 31, 2008, 2007 and 2006, revenues from international customers totaled approximately $62.6 million, $37.3 million and $25.2 million, respectively. These amounts represent 82%, 76% and 73% of consolidated revenues in those fiscal years, respectively. The majority of our transactions with foreign customers are denominated in United States, Australian, Canadian and Singapore dollars, Russian rubles and British pounds sterling.

Our revenues and results of operations have not been materially impacted by inflation or changing prices in the past three fiscal years, except as described above.

Results of Operations

For the fiscal year ended January 31, 2008, we recorded operating income of approximately $16.4 million, compared to approximately $6.6 million for the fiscal year ended January 31, 2007 and approximately $7.5 million for the fiscal year ended January 31, 2006. The improvements in operating income are primarily attributable to increased equipment leasing activity and the contribution of the Seamap segment. However, our results for the year ended January 31, 2007 were negatively impacted by issues in our Seamap segment related to a new product that was introduced during this period as more fully discussed below.

Our Equipment Leasing segment recorded increased gross profit in the year ended January 31, 2008 of approximately $27.9 million, as compared to approximately $20.2 million and $15.4 million for the years ended January 31, 2007 and 2006, respectively. These increases were due primarily to the increased rental activity and the expansion of our lease pool of equipment during these periods.

Our Seamap segment recorded gross profits of $8.0 million, $3.3 million and $2.3 million in the years ended January 31, 2008, 2007 and 2006, respectively. These increases are primarily the result of increased sales of our GunLink and BuoyLink products and are in spite of the new product issues identified above.

Effective February 1, 2006, we adopted the provisions of Statement of Financial Accounting Standard ("SFAS") No. 123R, *Share-Based Payment* ("SFAS 123R"). Accordingly, the amount of expense recognized related to stock based compensation during the year ended January 31, 2008 was approximately $2.3 million, as compared to approximately $1.6 million in the year ended January 31, 2007 and $153,000 in the year ended January 31, 2006.

Revenues and Cost of Sales

Equipment Leasing

Revenues and cost of sales from our Equipment Leasing segment is comprised of the following:

	Year Ended January 31,		
	2008	2007	2006
		(In thousands)	
Revenues:			
Equipment leasing	$34,364	$24,942	$22,104
Lease pool equipment sales	3,488	4,297	5,218
New seismic equipment sales	9,350	5,071	1,046
SAP equipment sales	4,499	3,373	2,201
	51,701	37,683	30,569
Cost of sales:			
Lease pool depreciation	10,403	7,612	8,310
Lease pool impairment	—	—	617
Direct costs — equipment leasing	1,846	2,167	2,907
Cost of lease pool equipment sales	1,019	1,961	950
Cost of new seismic equipment sales	7,376	3,884	826
Cost of SAP equipment sales	3,186	1,907	1,519
	23,830	17,531	15,129
Gross profit	$27,871	$20,152	$15,440
Gross profit margin	54%	53%	51%

In fiscal 2008 our equipment leasing revenues increased approximately $9.4 million, or 38% over fiscal 2007, and fiscal 2007 equipment leasing revenues increased approximately $2.8 million, or 13% over fiscal 2006. Equipment leasing revenues have increased in each of the past three fiscal years due to increased demand for seismic equipment, expansion into new geographic markets, including Russia and the CIS, and expansion of our lease pool, including equipment for marine applications. The demand for seismic equipment is primarily driven by the global oil and gas exploration issues discussed above. In fiscal 2008, we acquired approximately $26.0 million of new lease pool equipment due to additional demand from customers. However, approximately $13.0 million of this equipment was acquired in the fourth quarter and did not contribute significantly to our leasing revenues in fiscal 2008. Likewise, in fiscal 2007 we added approximately $25.5 million of new lease pool equipment, of which approximately $15.4 million was added in the fourth quarter of that year.

From time to time, we sell equipment from our lease pool based on specific customer demand or in order to redeploy our capital in other lease pool assets. These transactions tend to occur as opportunities arise and accordingly are difficult to predict. The gross profit and related gross profit margin from the sales of lease pool equipment amounted to approximately $2.5 million (71%) in fiscal 2008, $2.3 million (54%) in fiscal 2007, and $4.3 million (82%) in fiscal 2006. Often the equipment that is sold from our lease pool has been held by us, and therefore depreciated, for some period of time. Accordingly, the equipment sold may have a relatively low net book value at the time of the sale, resulting in a relatively high gross profit from the transaction. The amount of the gross profit on a particular transaction varies greatly based primarily upon the age of the equipment.

Occasionally, we sell new seismic equipment that we acquire from other manufacturers. Often these arrangements are structured with a significant down payment, with the balance financed over a period of time at a market rate of interest. In the year ended January 31, 2008, we entered into two such transactions in which we financed a portion of the selling price for periods of approximately 12 to 24 months. SAP regularly sells new hydrographic and oceanographic equipment to customers in Australia and throughout the Pacific Rim. The gross profit and related gross profit margin from the sale of new seismic, hydrographic and oceanographic equipment amounted to approximately $3.3 million (24%), $2.7 million (31%), and $895,000 (28%) in the years ended January 31, 2008, 2007 and 2006, respectively.

Depreciation expense related to lease pool equipment for fiscal 2008 amounted to approximately $10.4 million, as compared to approximately $7.6 million in fiscal 2007 and approximately $8.3 million in fiscal 2006. The increase in depreciation expense from fiscal 2007 to fiscal 2008 was attributable to the additions we made to our lease pool in fiscal 2007 and fiscal 2008. However, as a significant portion of the equipment was added in the fourth quarter of fiscal 2008 the impact of that equipment on depreciation expense for fiscal 2008 was not significant. The decline in depreciation expense from fiscal 2006 to fiscal 2007 was due to more of our equipment becoming fully depreciated. At January 31, 2008, lease pool assets with an acquisition cost of approximately $46.7 million were fully depreciated, yet remained in service. This compares to $41.0 million at January 31, 2007 and approximately $41.1 million at January 31, 2006. These assets, though fully depreciated, are expected to continue to generate revenues through leasing activity.

Our business generally parallels trends in the oil and gas industry. When the oil and gas industry was depressed over the period from 1998 to 2004, we experienced net losses for those periods. As the oil and gas industry is on an upward trend, we are experiencing increased demand for our equipment, including equipment that has been fully depreciated. Increased demand for our equipment results in higher revenues and generally has no impact on depreciation in the short term as our equipment is depreciated from the first month it is placed in service until it is fully depreciated. Depreciation expense is recorded monthly whether or not the equipment is actually generating revenues on a lease contract. During periods of high demand, such as the one we are currently experiencing, our ability to lease older equipment, (including fully depreciated equipment) is enhanced; whereas in periods of low demand, the opposite is true. As a result, revenues and depreciation expense will not necessarily directly correlate. Over the long-term, depreciation expense is impacted by increases in equipment purchases to meet growing demand for our leased equipment. We have been able to purchase equipment at discounts through volume purchase arrangements. A lower purchase price results in lower depreciation expense than in previous periods. Although some of the equipment in our lease pool has reached the end of its depreciable life, given the increased demand, the equipment continues to be in service and continues to generate revenues. Because the depreciable life of our equipment in our industry is determined more by technical obsolescence than by usage or wear and tear, some of our equipment, although fully depreciated, is still capable of functioning appropriately. Currently, in our industry, higher demand is generating more leasing revenues and older equipment is more in demand than in prior periods.

We recorded direct costs related to seismic leasing for fiscal 2008 in the amount of approximately $1.8 million as compared to approximately $2.2 million in fiscal 2007 and approximately $2.9 million in fiscal 2006. Direct costs typically fluctuate with leasing revenues, as the three main components of direct costs are freight, repairs and sublease expense. Costs in fiscal 2008 and fiscal 2007 decreased in spite of higher leasing revenues, primarily due to greater reimbursement of costs from our customers and lower costs to lease certain equipment from others.

We recorded a non-cash impairment charge of approximately $600,000 against our seismic equipment lease pool in fiscal 2006 attributable to land systems, cables, geophones, land peripherals, marine and other equipment.

Seamap

Revenues and cost of sales for our Seamap segment are as follows:

	Year Ended January 31,		
	2008	2007	2006
		(In thousands)	
Equipment sales	$25,383	$12,274	$4,020
Cost of equipment sales	17,381	8,927	1,735
Gross profit	$ 8,002	$ 3,347	$2,285
Gross profit margin	32%	27%	57%

We acquired Seamap in July 2005; accordingly, our fiscal 2006 results do not include results related to Seamap for the full period. Aside from this effect, sales of Seamap equipment have increased significantly due primarily to sales of our GunLink and BuoyLink products, as well as ancillary products such as umbilicals and handling systems. In addition, fiscal 2007 and 2008 results were impacted by certain timing issues as discussed more fully below.

In September 2006, we were notified by a customer of certain mechanical failures relating to a specific version of our GunLink 4000 product that was introduced by our Seamap segment earlier that year. The GunLink product line is utilized on seismic vessels to coordinate and control the energy sources utilized in marine seismic surveys. This version of the GunLink 4000 product is designed to operate with an energy source, an air gun in this case, recently introduced by another manufacturer. In cooperation with our customer, we immediately began to investigate the cause of the failure. The investigation revealed a design flaw in this particular version of the GunLink 4000 product. The design flaw did not affect the functionality of the conventional air gun version of this product, which we confirmed through an evaluation of the conventional version. We have completed changes to correct the design flaw. Certain of these changes were implemented in all versions of the GunLink 4000 product to ensure compatibility in the production process. During this process we incurred significant costs, which we expect to be non-recurring, amounting to approximately $1.7 million in fiscal 2007. These costs include the cost to investigate and redesign the product, costs to support the operations of our customers during the process, including replacement components and on-site support, and replacement and refurbishment of some components of our inventory.

As a result of these problems, one GunLink 4000 system that we had expected to ship during the year was delayed and not delivered until March 2007. In addition, the order for an additional GunLink 4000 that had been scheduled for delivery during the year ended January 31, 2008 was converted to an order for a GunLink 2000 system, which was delivered in fiscal 2008. Had these shipments occurred as originally anticipated, revenues for equipment sales would have increased by approximately $2.0 million for the year ended January 31, 2007 and decreased by the same amount in fiscal 2008.

The gross profit margin for fiscal 2006 is not comparable to fiscal 2007 or fiscal 2008 due to the significantly lower level of sales and the product mix during that period. The gross profit margin increased in fiscal 2008 to 32% from 27% in fiscal 2007. This increase is impacted by a number of factors. During fiscal 2008 we moved the production of our GunLink products to our Singapore facility from our facility in the U.K. which resulted in generally lower labor and material costs for these products. Additionally, as the production process for the GunLink products has matured we have gained production efficiencies which have contributed to higher gross margins. Furthermore, the gross margin for fiscal 2007 was negatively impacted by the costs related to the design issue discussed above. Offsetting these factors, however, was the impact of sales in fiscal 2008 of various ancillary products such as umbilicals and handling systems which produced a much lower gross margin than our other products.

Prior to December 2007 in connection with the sale of each GunLink system we were required to pay a royalty to a party who had developed certain software utilized by those products. In December 2007 we purchased the intellectual property related to that software and, accordingly, are no longer required to pay the royalty. Had we owned this intellectual property during fiscal 2008 and 2007, we estimate that our gross profit for those periods would have been improved by approximately $1.7 million and $964,000, respectively.

Operating Expenses

General and administrative expenses for fiscal 2008 amounted to approximately $17.4 million, compared to approximately $15.0 million and $9.4 million in fiscal 2007 and 2006, respectively. The increase in fiscal 2008 from fiscal 2007 was attributable to additional stock-based compensation expense, increased expense related to our incentive compensation program for senior managers and higher costs associated with our generally higher level of operations. A significant portion of the increase from fiscal 2006 to fiscal 2007 was attributable to the operations of Seamap. We acquired Seamap in July 2005 and accordingly, fiscal 2007 was the first year to include a full twelve months of these operations as compared to seven months of operations in fiscal 2006.

In fiscal 2008, we recorded stock-based compensation expense of approximately $2.3 million, as compared to approximately $1.6 million in fiscal 2007 and $153,000 in fiscal 2006. Under SFAS 123R, which we adopted effective February 1, 2006, the fair value of stock-based awards, such as stock options and restricted stock, is estimated at the time of the grant. This estimated value is then amortized over the expected vesting period of the award as compensation expense. Prior to our adoption of SFAS 123(R), compensation expense was only recognized in connection with restricted stock awards. In fiscal 2008 we adopted an incentive compensation program for our senior managers in order to attract and retain key personnel. As our operations have expanded we have incurred higher level of general and administrative costs related to personnel, facilities and travel.

During fiscal 2008, 2007 and 2006, we recorded a provision for doubtful accounts in the amount of $460,000, $251,000 and $188,000, respectively. At January 31, 2008 and 2007, we had trade accounts and note receivables over 90 days past due of approximately $4.9 million and $4.0 million, respectively. In our industry, and in our experience, it is not unusual for accounts to become delinquent from time to time and this is not necessarily indicative of an account becoming uncollectible. As of January 31, 2008 and 2007, our allowance for doubtful accounts and notes receivable amounted to approximately $1.5 million and $1.2 million, respectively.

Depreciation and amortization, other than lease pool depreciation, amounted to approximately $1.5 million in fiscal 2008 as compared to approximately $1.3 million in fiscal 2007 and $648,000 in fiscal 2006. This increase reflects the impact of amortization of intangible assets acquired with Seamap and depreciation of office furniture, equipment and leasehold improvements.

Interest and Other Income, net

Net interest and other income for fiscal 2008 amounted to approximately $482,000, compared to approximately $902,000 in fiscal 2007 and net interest expense of approximately $439,000 in fiscal 2006. The decrease from fiscal 2007 to fiscal 2008 and the increase from fiscal 2006 to fiscal 2007 reflect higher levels of invested funds in fiscal 2007. In fiscal 2008 we utilized a significant portion of our cash resources to acquire additional lease pool equipment and therefore funds available for temporary investment were lower on average during this period.

Provision for Income Taxes

In fiscal 2008 our provision for income taxes amounted to approximately $5.5 million. This amount included current taxes of $4.0 million, deferred taxes of $1.1 million and estimated penalties and interest of $400,000 related to the potential impact of uncertain tax positions. The current tax provision is made up of approximately $2.9 million in United States taxes and approximately $1.1 million payable to foreign jurisdictions, primarily Australia, Singapore and Russia. Income taxes currently payable in the United States were reduced by approximately $1.9 million due to deductions arising from the exercise of non-qualified stock options. This amount did not reduce our current tax provision but is credited directly to paid-in capital in accordance with the provisions of SFAS 123R. In accordance with the provisions of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48") we have estimated the amount of penalties and interest that might accrue during the period should certain uncertain tax positions be resolved not in our favor. This amount is recorded as income tax expense. (See Note 10 — to our consolidated financial statements).

Our provision for income taxes for fiscal 2007 consisted of a current provision of approximately $690,000 and a deferred benefit of approximately $2.5 million. Income taxes currently payable in the United States were reduced by approximately $390,000 due to deductions arising from the exercise of non-qualified stock options. This amount did not reduce our current tax provision but is credited directly to paid-in capital in accordance with the provisions of SFAS 123R. The deferred tax benefit arose from the recognition of deferred tax assets, for which we had partially provided a valuation allowance in prior periods. The deferred tax assets consist primarily of net operating losses carry forwards from prior periods and book/tax differences related to fixed assets. In prior periods we had not fully recognized these deferred tax assets as their realization was not assured beyond a reasonable doubt. However, given our profitable operations in fiscal 2007 and 2006 and our expectation of profitable operations in future periods, we relieved the remaining valuation allowance and recognized the remaining deferred tax assets in the year ended January 31, 2007.

In fiscal 2006 we had a current tax provision of approximately $36,000 and a deferred income tax benefit of $3.0 million as a result of a reduction of our valuation allowance by that same amount. At January 31, 2007, we evaluated potential realization of our deferred tax assets and as a result reduced the valuation allowance.

Liquidity and Capital Resources

Our principal source of liquidity and capital over the past three fiscal years has been cash flows provided by operating activities. The principal factor that has affected our cash flows is a marked increase in oil and gas exploration and development activities. Increases in the price of oil and natural gas have improved market conditions and have increased demand for our equipment.

As of January 31, 2008, we had working capital of approximately $14.0 million and cash and cash equivalents of approximately $13.9 million as compared to working capital of approximately $13.7 million and cash and temporary investments of approximately $12.6 million at January 31, 2007. Our working capital was essentially unchanged at January 31, 2008 from the January 31, 2007 as the majority of the working capital generated by our operations was invested in additional lease pool equipment.

Cash flows provided by operating activities amounted to approximately $31.0 million in fiscal 2008 as compared to approximately $3.6 million in fiscal 2007 and $11.2 million in fiscal 2006. For fiscal 2008 the primary sources of cash provided by operating activities were net income of $11.4 million and non-cash charges, including depreciation and amortization totaling approximately $11.9 million, deferred tax expense of approximately $1.1 million and stock-based compensation of approximately $2.3 million. These amounts were offset by the gross profit from the sale of lease pool equipment of approximately $2.5 million. The net change in other current assets and liabilities increased net cash provided by operating activities for fiscal 2008 by approximately $7.5 million. Included within this net change were several significant items. Increases in trade accounts and contracts receivable resulted in a decrease of approximately $4.5 million. These changes were due to increased revenues and the resulting increase in trade accounts receivable and sales of new seismic equipment during the year with expanded payment terms (see "Results of Operations" above). The improvement in cash flows from operating activities during fiscal 2008 were driven by an increase of approximately $7.6 million in accounts payable, accrued liabilities and other current liabilities and by an increase of approximately $2.9 million in income taxes payable. Income taxes payable increased because during fiscal 2008 we utilized our remaining net operating loss carryovers in the United States and became a current taxpayer in that jurisdiction. The change in accounts payable, accrued liabilities and other current liabilities related primarily to the effect of lease pool equipment purchases.

In fiscal 2008, 2007 and 2006 we acquired approximately $26.0 million, $25.5 million and $8.2 million, respectively of new lease pool equipment; however, the cash expenditures for these purchases did not all occur within those respective periods. As of January 31, 2008 included in accounts payable was approximately $8.6 million related to lease pool purchases. These amounts were settled in the first quarter of fiscal 2009. As of January 31, 2007 the amount in accounts payable related to lease pool purchases was approximately $12.6 million. Accordingly, our Consolidated Statements of Cash Flows for the years ended January 31, 2008, 2007 and 2006 indicated purchases of equipment held for lease of approximately $30.0 million, $12.9 million and $8.2 million, respectively. During fiscal 2008 we added significant amounts of new land seismic equipment, including approximately 20,000 new land recording channels. Other equipment added to our lease pool during this period included marine compressors, gun controllers manufactured by our Seamap segment, marine streamer sections, as well as an assortment of other land and marine equipment. Our purchases of lease pool equipment are generally made in response to specific customer demand. Accordingly, we cannot accurately predict future levels of lease pool purchases. Based on current conditions within our industry, we expect to continue to make significant investments in new lease pool equipment. However, we can not predict if future purchases, including those made in fiscal 2009, will be of a similar magnitude to the purchases made in fiscal 2008 and fiscal 2007, or if purchases in fiscal 2009 will exceed those levels.

Cash flows from investing activities for each of the three years ended January 31, 2008 reflect proceeds of approximately $3.5 million, $4.3 million and $5.2 million, respectively, from the sale of used lease pool equipment. We generally do not seek to sell our lease pool equipment; however, from time to time we will do so in response to particular customer demand. In determining whether or not to sell lease pool equipment we weigh expected future leasing revenues from that equipment versus the potential proceeds that may be received upon the sale of the equipment.

In fiscal 2008, we paid the former shareholders of Seamap $1.0 million in settlement of the final earn-out payment due in connection with the acquisition of Seamap in fiscal 2006. We made an identical earn-out payment in fiscal 2007. Also, in fiscal 2008, we paid approximately $2.8 million to purchase an entity that owned the intellectual property related to software utilized on one of Seamap's primary products, GunLink. In addition to the intellectual property, this entity held an account receivable from Seamap in the amount of approximately $2.1 million arising from royalties from the use of that intellectual property. Accordingly, our expenditure related to the acquisition of Seamap and related activities amounted to approximately $3.8 million in fiscal 2008, $1.0 million in fiscal 2007 and $2.5 million in fiscal 2006. The amount expended in fiscal 2006 represents the cash portion of the purchase price for Seamap, net of cash acquired.

Financing activities include the issuance of common stock upon the exercise of stock options. These transactions resulted in cash infusions of $356,000, $861,000 and $1.6 million in fiscal 2008, 2007 and 2006, respectively. In fiscal 2006 we utilized $918,000 in cash for the repayment of borrowings.

On February 1, 2007, we extended our $12.5 million revolving loan agreement with First Victoria National Bank (the "Bank") which we originally entered into on June 27, 2005. The agreement amended the arrangement to provide for a maturity date of February 1, 2009. All other terms of the agreement remain unchanged. The facility bears interest at the prime rate. Amounts available under the facility are subject to a borrowing base comprising eligible accounts receivable and eligible lease pool equipment. We believe that the full amount of the facility is available for borrowing based on these criteria. Interest on any outstanding principle balance is payable monthly, while the principal is due at the end of the two-year term. The revolving loan agreement also contains certain financial covenants that require, among other things, that we maintain a debt to shareholders' equity ratio of a maximum of 1.3 to 1.0, maintain a current assets to current liabilities ratio of a minimum of 1.25 to 1.0, and not incur or maintain any indebtedness or obligations or guarantee the debts or obligations of others in a total aggregate amount which exceeds $1.0 million without the prior written approval of the Bank, except for indebtedness incurred as a result of the Seamap acquisition and other specific exceptions. During the first quarter of fiscal 2008, we borrowed and subsequently repaid $4.5 million pursuant to this revolving credit facility. We used the proceeds to partially fund the purchase of lease pool equipment. In February 2008 we borrowed $3.0 million, also to partially fund the purchase of lease pool equipment. As of April 7, 2008, there is $4.0 million outstanding under the facility. We intend to utilize this facility from time to time to fund short term working capital needs, such as the purchase of lease pool equipment.

In connection with the July 2005 Seamap acquisition, we issued $3.0 million in promissory notes payable to the former shareholders of Seamap. The notes bear interest at 5% annually with interest payable annually at each anniversary date of the notes. Principal is payable in two equal installments on the second and third year anniversary of the notes. In July 2007 we made a $1.5 million principal payment on these notes. The final $1.5 million installment is due in July 2008.

We believe that our liquidity needs will be met from cash on hand, cash provided by operating activities and from proceeds of our existing working capital facility. Our current revolving credit facility matures on February 1, 2009. We expect to extend this facility or to replace it with a similar facility prior to its maturity. However, should our liquidity or capital needs increase because of significant additional purchases of lease pool equipment or the acquisition of another business; we may seek other sources of capital. These other sources could include the issuance of equity securities, the issuance of debt securities, other long-term debt arrangements, an expanded revolving credit facility, or a combination of these various sources.

As of January 31, 2008, we had deposits in foreign banks equal to approximately $7.7 million. These funds may generally be transferred to our accounts in the United States without restriction. However, the transfer of these funds may result in withholding taxes payable to foreign taxing authorities. Any such transfer taxes generally may be credited against our federal income tax obligations in the United States. Additionally, the transfer of funds from our foreign subsidiaries to the United States may result in currently taxable income in the United States.

The following table sets forth estimates of future payments of our consolidated contractual obligations as of January 31, 2008 (in thousands):

	Payments Due by Period				
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-term debt	$1,575	$1,575	$ —	$ —	$ —
Operating leases	2,831	811	1,056	593	371
Purchase obligations	3,101	3,101	—	—	—
Total	$7,507	$5,487	$1,056	$593	$371

At January 31, 2008 we had unrecognized tax benefits of approximately $5.0 million related to uncertain tax positions, including approximately $3.4 million of non-current income taxes payable. We are not able to reasonably estimate when, if ever, these obligations will be paid.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant estimates made by us in the accompanying consolidated financial statements relate to the allowances for uncollectible accounts receivable and inventory obsolescence; the useful lives of our lease pool assets and amortizable intangible assets and the impairment assessments of our lease pool and various intangible assets. Other areas where we have made significant estimates include the valuation of stock options and the assessment of the need for a valuation allowance related to deferred tax assets and the assessment of uncertain tax positions.

Critical accounting policies are those that are most important to the portrayal of a company's financial position and results of operations and require management's subjective judgment. Below is a brief discussion of our critical accounting policies.

Revenue Recognition

- *Leases* — We recognize lease revenue ratably over the term of the lease unless there is a question as to whether it is collectible. Commission income is recognized once it has been paid to us. We do not enter into leases with embedded maintenance obligations. Under our standard lease, the customer is responsible for maintenance and repairs to the equipment, excluding normal wear and tear. We provide technical advice to our customers as part of our customer service practices.
- *Equipment Sales* — We recognize revenue and cost of goods sold from equipment sales upon agreement of terms and when delivery has occurred, unless there is a question as to its collectibility. We occasionally offer extended payment terms on equipment sales transactions. These terms are generally one to two years in duration.

Allowance for Doubtful Accounts

We make provisions to the allowance for doubtful accounts periodically, as conditions warrant, based on whether such receivables are estimated to be collectible.

Long-Lived Assets

We carry our lease pool of equipment and other property and equipment at cost, net of accumulated depreciation, and compute depreciation on the straight-line method over the estimated useful lives of the property and equipment, which range from two to 10 years. Cables are depreciated over two years, geophones over three years, channel boxes over five to seven years and earth vibrators and other heavy equipment are depreciated over a 10-year period. Buildings are depreciated over 40 years, property improvements are amortized over 10 years and leasehold improvements are amortized over the shorter of useful life and the life of the lease. Intangible assets are amortized from three to 15 years.

The estimated useful lives for rental equipment are based on our experience as to the economic useful life of its products. We review and consider industry trends in determining the appropriate useful life for our lease pool equipment, including technological obsolescence, market demand and actual historical useful service life of our lease pool equipment. Additionally, to the extent information is available publicly, we compare our depreciation policies to those of other companies in our industry for reasonableness. When we purchase new equipment for our lease pool, we begin to depreciate it upon its first use and depreciation continues each month until the equipment is fully depreciated, whether or not the equipment is actually in use during that entire time period.

Our policy regarding the removal of assets that are fully depreciated from our books is the following: if an asset is fully depreciated and is still expected to generate revenue, then the asset will remain on our books. However, if a fully depreciated asset is not expected to have any revenue generating capacity, then it is removed from our books.

In accordance with SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, we perform a review of our lease pool assets for potential impairment when events or changes in circumstances indicate that the carrying amount may not be fully recoverable. We typically review all major categories of assets (not each individual asset) in our consolidated lease pool with remaining net book value to ascertain whether or not we believe that a particular asset group will generate sufficient cash flow over their remaining life to recover the remaining carrying value of those assets. Assets that we believe will not generate cash flow sufficient to cover the remaining net book value are subject to impairment. We make our assessments based on customer demand, current market trends and market value of our equipment to determine if it will be able to recover its remaining net book value from future leasing or sales. During fiscal 2008 and 2007 we recorded no impairment charge related to the valuation of our seismic equipment lease pool, while during fiscal 2006 we recorded an impairment charge of approximately $600,000.

Goodwill and Other Intangible Assets

We carry our amortizable intangible assets at cost, net of accumulated amortization. Amortization is computed on a straight-line method over the estimated life of the asset. Currently, proprietary rights are amortized over a 12.5 to 15-year period, while covenants-not-to-compete are amortized over a three-year period. The basis for the proprietary right lives are generally based upon the results of valuation reports commissioned from third parties. Covenants-not-to-compete are amortized over the term of the contract. Goodwill is not subject to systematic amortization, but rather is tested for impairment annually.

Under SFAS 142, *Goodwill and Other Intangible Assets*, we perform an impairment test on goodwill and other intangibles on an annual basis and at any time circumstances indicate that an impairment may have occurred. Impairment testing compares the carrying amount of the goodwill and other intangible assets with their fair value. Fair value is estimated based upon discounted cash flows. When the carrying value of the goodwill and other intangible assets exceeds its fair value, an impairment charge is recorded. The estimation of discounted future cash flows requires us to exercise judgment and make significant estimates.

Income Taxes

Deferred tax assets and liabilities are determined based on temporary differences between income and expenses reported for financial reporting and tax reporting. We have assessed, using all available positive and negative evidence, the likelihood that the deferred tax assets will be recovered from future taxable income.

Under SFAS No. 109, *Accounting for Income Taxes*, an enterprise must use judgment in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists (i) the more positive evidence is necessary and (ii) the more difficult it is to support a conclusion that a valuation allowance is not needed for some portion, or all, of the deferred tax asset. Among the more significant types of evidence that we consider are:

- taxable income projections in future years;
- whether the carryforward period is so brief that it would limit realization of tax benefits;
- future sales and operating cost projections that will produce more than enough taxable income to realize the deferred tax asset based on existing sales prices and cost structures; and
- our earnings history exclusive of the loss that created the future deductible amount coupled with evidence indicating that the loss is an aberration rather than a continuing condition.

In determining the valuation allowance, we consider the following positive indicators:

- the current level of worldwide oil and gas exploration activities resulting from historically high prices for oil and natural gas;
- increasing world demand for oil;
- our recent history of profitable operations in various jurisdictions;
- our anticipated positive income in various jurisdictions; and
- our existing customer relationships.

We also considered the following negative indicators:

- the risk of the world oil supply increasing, thereby depressing the price of oil and natural gas;
- the risk of decreased global demand for oil; and
- the potential for increased competition in the seismic equipment leasing and sales business.

Based on our evaluation of the evidence, as of January 31, 2008 we have not provided a valuation allowance against our deferred tax assets.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is recognition: The enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that would have full knowledge of all relevant information. The second step is measurement: A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in (1) an increase in a liability for income taxes payable or (2) a reduction of an income tax refund receivable or a reduction in a deferred tax asset or an increase in a deferred tax liability or both (1) and (2). The evaluation of tax positions and the measurement of the related benefit require significant judgment on the part of management.

We adopted FIN 48 effective February 1, 2007. As a result of the adoption we recorded a reduction in our deferred tax assets in the amount of approximately $3.4 million, recognized a liability for unrecognized tax benefits of approximately $1.2 million and decreased the February 1, 2007 balance in retained earnings by approximately $4.6 million. (See Note 10 to our Consolidated Financial Statements.)

Stock-Based Compensation

Effective February 1, 2006, we adopted the provisions of SFAS No. 123R, using the modified prospective transition method. Under this method, stock-based compensation expense recognized for share-based awards during the fiscal year ended January 31, 2007 includes: (i) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of, February 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), and (ii) compensation expense for all stock-based compensation awards granted subsequent to February 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R.

Determining the grant date fair value under both SFAS 123R and SFAS 123 requires management to make estimates regarding the variables used in the calculation of the grant date fair value. Those variables are the future volatility of our common stock price, the length of time an optionee will hold their options until exercising them (the "expected term"), and the number of options or shares that will be forfeited before they are exercised (the "forfeiture rate"). We utilize various mathematical models in calculating the variables. Share-based compensation expense could be different if we used different models to calculate the variables.

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), to define fair value, establish a framework for measuring fair value and expands disclosures about the use of fair value to measure assets and liabilities. SFAS 157 requires quantitative disclosures using a tabular format in all periods (interim and annual) and qualitative disclosures about the valuation techniques used to measure fair value in all annual periods. SFAS 157 will be effective for our fiscal year beginning February 1, 2008. We are currently evaluating the effect that the adoption of SFAS 157 will have on our consolidated financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). SFAS 159 expands opportunities to use fair value measurements in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 will be effective for us on February 1, 2008. We are currently evaluating the effect that the adoption of SFAS 157 will have on our consolidated financial position and results of operations.

In December 2007, the FASB revised SFAS No. 141, *Business Combinations* ("SFAS 141R"), which is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early application is not permitted before that date. SFAS 141R requires assets and liabilities recorded in a business combination to be recorded at fair value and replaces the cost-allocation process under the prior standard. In addition, SFAS 141R requires separate recognition of acquisition costs and requires recognition of contractual contingencies at fair value as of the acquisition date. Further, the revised standard requires capitalization of research and development assets and requires fair value recognition of contingent consideration as of the acquisition date. We are currently evaluating the impact of adopting SFAS 159 will have on our consolidated financial statements, which will be effective for our fiscal year beginning February 1, 2009.

In December 2007, the FASB issued Statement of Financial Accounting Standard No. 160, *Non-Controlling Interests in Consolidated Financial Statements, An Amendment of Accounting Research Bulletin No. 51* ("SFAS 160"), which is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early application is not permitted before that date. SFAS 160 changes the terminology of minority interests, which will now be known as non-controlling interest and requires that non-controlling interests be clearly identified within stockholders' equity as a separate component from the parent company's equity and net income or loss attributable to non-controlling interests be clearly identified and presented on the face of the consolidated statement of operations. In addition, the standard requires adequate disclosure between interests of the parent company and interests of the non-controlling equity holders. We do not expect that this pronouncement will have a significant impact on our financial condition or results of operations.

In March 2008, the FASB issued Statement of Financial Accounting Standard No. 161, *Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133* ("SFAS 161"), which is effective for fiscal years, and interim periods within those fiscal years, beginning on or after November 15, 2008. Early application is encouraged. SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. The Statement requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. In addition, the standard requires tabular disclosure of fair value of derivative instruments and their gains and loss, requires disclosure regarding credit risk related contingent features of the Company's derivative instruments and requires cross referencing within the footnote disclosures regarding information about derivative instruments. We do not expect that this pronouncement will have a significant impact on our financial condition or results of operations.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Market Risk

We are exposed to market risk, which is the potential loss arising from adverse changes in market prices and rates. We have not entered, or intend to enter, into derivative financial instruments for hedging or speculative purposes.

Foreign Currency Risk

We operate in a number of foreign locations which gives rise to risk from changes in foreign exchange rates. To the extent possible, we attempt to denominate our transactions in foreign locations in U.S. dollars. For those cases in which transactions are not denominated in U.S. dollars, we are exposed to risk from changes in exchange rates to the extent that non-U.S. dollar revenues exceed non-U.S. dollar expenses related to those operations. Our non-U.S. dollar transactions are denominated primarily in British pounds sterling, Russian rubles, Canadian dollars, Australian dollars and Singapore dollars. As a result of these transactions, we generally hold cash balances that are denominated in these foreign currencies. At January 31, 2008, our consolidated cash and cash equivalents included foreign currency denominated amounts equivalent to approximately $4.5 million in U.S. dollars. A 10% increase in the U.S. dollar as compared to each of these currencies would result in a loss of approximately $450,000 in the U.S. dollar value of these deposits, while a 10% decrease would result in an equal amount of gain. We do not currently hold or issue foreign exchange contracts or other derivative instruments to hedge these exposures.

Some of our foreign operations are conducted through wholly owned foreign subsidiaries that have functional currencies other than the U.S. dollar. We currently have subsidiaries whose functional currencies are the Canadian dollar, British pound sterling, Russian ruble, Australian dollar and the Singapore dollar. Assets and liabilities from these subsidiaries are translated into U.S. dollars at the exchange rate in effect at each balance sheet date. The resulting translation gains or losses are reflected as Accumulated Other Comprehensive Income in the Shareholders' Equity section of our Consolidated Balance Sheets. Approximately 70% of our net assets were impacted by changes in foreign currencies in relation to the U.S. dollar. During the year ended January 31, 2008, the U.S. dollar generally declined in value versus the above currencies. As a result of this decline, we have recognized an increase of approximately $4.9 million in Accumulated Other Comprehensive Income, primarily related to changes in the relative exchange rate of the U.S. dollar against the Canadian dollar, British pound sterling and the Australian dollar.

Item 8. *Financial Statements and Supplementary Data*

The information required by this item appears beginning on page F-1 and is incorporated by reference.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, we have evaluated, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Our principal executive officer and principal financial officer have concluded that our current disclosure controls and procedures were effective as of January 31, 2008 at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Rule 13a-15(c) under the Exchange Act, our management assessed the effectiveness of our internal control over financial reporting as of January 31, 2008. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control Integrated Framework*. Based on this assessment, our management concluded that, as of January 31, 2008, our internal control over financial reporting is effective based on those criteria.

Hein & Associates LLP, the independent registered public accounting firm who audited our consolidated financial statements included in this Form 10-K, has issued a report on our internal control over financial reporting, which is included herein.

Changes in Internal Control over Financial Reporting

There was no change in our system of internal control over financial reporting during our fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Pursuant to General Instruction G to Form 10-K, we incorporate by reference into this item the information to be disclosed in our definitive proxy statement for our 2008 Annual Meeting of Shareholders.

We have adopted a Code of Business Conduct and Ethics, which covers a wide range of business practices and procedures. The Code of Business Conduct and Ethics represents the code of ethics applicable to our principal executive officer, principal financial officer, and principal accounting officer or controller and persons performing similar functions ("senior financial officers"). A copy of the Code of Business Conduct and Ethics is available on our website, http://www.mitchamindustries.com, and a copy will be mailed without charge, upon written request, to Mitcham Industries, Inc., P.O. Box 1175, Huntsville, Texas, 77342-1175, Attention: Robert P. Capps. We intend to disclose any amendments to or waivers of the Code of Business Conduct and Ethics on behalf of our senior financial officers on our website, at http://www.mitchamindustries.com promptly following the date of the amendment or waiver.

Item 11. *Executive Compensation*

Pursuant to General Instruction G to Form 10-K, we incorporate by reference into this item the information to be disclosed in our definitive proxy statement for our 2008 Annual Meeting of Shareholders.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Pursuant to General Instruction G to Form 10-K, we incorporate by reference into this item the information to be disclosed in our definitive proxy statement for our 2008 Annual Meeting of Shareholders.

Item 13. *Certain Relationships and Related Transactions and Director Independence*

Pursuant to General Instruction G to Form 10-K, we incorporate by reference into this item the information to be disclosed in our definitive proxy statement for our 2008 Annual Meeting of Shareholders.

Item 14. *Principal Accounting Fees and Services*

Pursuant to General Instruction G to Form 10-K, we incorporate by reference into this item the information to be disclosed in our definitive proxy statement for our 2008 Annual Meeting of Shareholders.

PART IV

Item 15. *Exhibits, Financial Statement Schedules*

(a) List of Documents Filed

(1) *Financial Statements*

The financial statements filed as part of this Annual Report are listed in "Index to Consolidated Financial Statements" on page F-l

(2) *Financial Statement Schedules*

Schedule II — Valuation and Qualifying Accounts

(3) *Exhibits*

The exhibits required by Item 601 of Regulation S-K are listed in subparagraph (b) below.

(b) Exhibits

The exhibits marked with the cross symbol (†) are filed with this Form 10-K. The exhibits marked with the asterisk symbol (*) are management contracts or compensatory plans or arrangements filed pursuant to Item 601(b)(10)(iii) of Regulation S-K.

Exhibit Number	Document Description	Report or Registration Statement	SEC File or Registration Number	Exhibit Reference
3.1	Amended and Restated Articles of Incorporation of Mitcham Industries, Inc.	Incorporated by reference to Mitcham Industries, Inc.'s Registration Statement on Form S-8, filed with the SEC on August 9, 2001.	333-67208	3.1
3.2	Second Amended and Restated Bylaws of Mitcham Industries, Inc.	Incorporated by reference to Mitcham Industries, Inc.'s Annual Report on Form 10-K for the fiscal year ended January 31, 2004, filed with the SEC on May 28, 2004.	000-25142	3.2
10.1*	Employment Agreement, dated January 15, 1997, between Mitcham Industries, Inc. and Billy F. Mitcham, Jr.	Incorporated by reference to Mitcham Industries, Inc.'s Registration Statement on Form S-l, filed with the SEC on January 17, 1997.	333-19997	10.4
10.2*	Separation Agreement and Release, effective as of August 23, 2006, between Michael A. Pugh and Mitcham Industries, Inc.	Incorporated by reference to Mitcham Industries, Inc.'s Report on Form 10-Q for the quarter ended October 31, 2006, filed with the SEC on September 12, 2006.	000-25142	10.1
10.3*	Mitcham Industries, Inc. 1994 Stock Option Plan	Incorporated by reference to Mitcham Industries, Inc.'s proxy statement for the fiscal year ended January 31, 2007, filed with the SEC on April 16, 2007.	000-25142	10.3
10.4*	Mitcham Industries, Inc. 1994 Non-Employee Director Stock Option Plan	Incorporated by reference to Mitcham Industries, Inc.'s proxy statement for the fiscal year ended January 31, 2007, filed with the SEC on April 16, 2007.	000-21542	10.4
10.5*	Mitcham Industries, Inc. 1998 Stock Awards Plan	Incorporated by reference to Mitcham Industries, Inc.'s proxy statement for the fiscal year ended January 31, 1998, filed with the SEC on June 1, 1998.	000-25142	Exhibit A
10.6*	Amended and Restated 1998 Stock Awards Plan	Incorporated by reference to Mitcham Industries, Inc.'s Current Report on Form 8-K, filed with the SEC on September 8, 2004.	000-25142	10.3

Exhibit Number	Document Description	Report or Registration Statement	SEC File or Registration Number	Exhibit Reference
10.7*	Mitcham Industries, Inc. 2000 Stock Option Plan	Incorporated by reference to Exhibit A of Mitcham Industries, Inc.'s proxy statement for the fiscal year ended January 31, 2000, filed with the SEC on May 26, 2000.	000-25142	Exhibit A
10.8*	Mitcham Industries, Inc. Stock Awards Plan	Incorporated by reference to Exhibit A of Mitcham Industries, Inc.'s proxy statement for the fiscal year ended January 31, 2006, filed with the SEC on May 31, 2006.	000-25142	Appendix A
10.9*	Form of Nonqualified Stock Option Agreement under the Mitcham Industries, Inc. Stock Awards Plan	Incorporated by reference to Mitcham Industries, Inc.'s Report on Form 10-Q for the quarter ended October 31, 2006, filed with the SEC on September 12, 2006.	000-25142	10.3
10.10*	Form of Restricted Stock Agreement under the Mitcham Industries, Inc. Stock Awards Plan	Incorporated by reference to Mitcham Industries, Inc.'s Report on Form 10-Q for the quarter ended October 31, 2006, filed with the SEC on September 12, 2006.	000-25142	10.4
10.11*	Form of Incentive Stock Option Agreement under the Mitcham Industries, Inc. Stock Awards Plan	Incorporated by reference to Mitcham Industries, Inc.'s Report on Form 10-Q for the quarter ended October 31, 2006, filed with the SEC on September 12, 2006.	000-25142	10.5
10.12*	Form of Restricted Stock Agreement	Incorporated by reference to Mitcham Industries, Inc.'s Current Report on Form 8-K, filed with the SEC on September 8, 2004.	000-25142	10.1
10.13*	Form of Nonqualified Stock Option Agreement	Incorporated by reference to Mitcham Industries, Inc.'s Current Report on Form 8-K, filed with the SEC on September 8, 2004.	000-25142	10.2
10.14*	Form of Incentive Stock Option Agreement	Incorporated by reference to Mitcham Industries, Inc.'s Current Report on Form 8-K, filed with the SEC on September 8, 2004.	000-25142	10.4
10.15*	Form of Phantom Stock Award Agreement	Incorporated by reference to Mitcham Industries, Inc.'s Current Report on Form 8-K, filed with the SEC on September 8, 2004.	000-25142	10.5

Exhibit Number	Document Description	Report or Registration Statement	SEC File or Registration Number	Exhibit Reference
10.16*	Form of Stock Appreciation Rights Agreement	Incorporated by reference to Mitcham Industries, Inc.'s Current Report on Form 8-K, filed with the SEC on September 8, 2004.	000-25142	10.6
10.17*	Form of Incentive Stock Option Agreement	Incorporated by reference to Mitcham Industries, Inc.'s Current Report on Form 8-K, filed with the SEC on September 8, 2004.	000-25142	10.7
10.18*	Form of Nonqualified Stock Option Agreement	Incorporated by reference to Mitcham Industries, Inc.'s Current Report on Form 8-K, filed with the SEC on September 8, 2004.	000-25142	10.8
10.19*	Summary of Non-Employee Director Compensation	Incorporated by reference to Mitcham Industries, Inc.'s proxy statement for the fiscal year ended January 31, 2007, filed with the SEC on April 16, 2007.	000-21542	10.19
10.20	Exclusive Lease Agreement, dated September 12, 2006, between Sercel, Inc. and Mitcham Industries, Inc.	Incorporated by reference to Mitcham Industries, Inc.'s Current Report on Form 8-K, filed with the SEC on September 12, 2006.	000-25142	10.1
10.21	Loan Agreement, dated March 30, 2004, between Mitcham Industries, Inc. and First Victoria National Bank	Incorporated by reference to Mitcham Industries, Inc.'s Annual Report on Form 10-K for the fiscal year ended January 31, 2004, filed with the SEC on May 28, 2004.	000-25142	10.16
10.22	Renewal Extension and Modification Agreement, dated January 31, 2007, between Mitcham Industries, Inc. and First Victoria Bank	Incorporated by reference to Mitcham Industries, Inc.'s proxy statement for the fiscal year ended January 31, 2007, filed with the SEC on April 16, 2007.	000-21542	10.22
10.23	Stock Purchase Agreement, effective as of July 1, 2005, between Mitcham Industries, Inc. and Mark Welker, Tomoko Welker, Chew Kok Lee Pinnington, Michael Pinnington, Timothy Pinnington and Phillip Bull.	Incorporated by reference to Mitcham Industries, Inc.'s Current Report on Form 8-K, filed with the SEC on July 15, 2005.	000-25142	10.1
10.24	Amendment to Mitcham Industries, Inc. 2000 Stock Option Plan	Incorporated by reference to Mitcham Industries, Inc.'s proxy statement for the fiscal year ended January 31, 2007, filed with the SEC on April 16, 2007.	000-21542	10.24

Exhibit Number	Document Description	Report or Registration Statement	SEC File or Registration Number	Exhibit Reference
10.25	Form of Performance Award for the Mitcham Industries, Inc. Stock Awards Plan	Incorporated by reference to Mitcham Industries, Inc.'s Current Report on Form 8-K filed on October 21, 2007.	000-21542	10.1
10.26	Form of Phantom Share Agreement for the Mitcham Industries, Inc. Stock Awards Plan	Incorporated by reference to Mitcham Industries, Inc.'s Current Report on Form 8-K filed on October 21, 2007.	000-21542	10.2
21.1	Subsidiaries of Mitcham Industries, Inc.	Incorporated by reference to Mitcham Industries, Inc.'s Annual Report on Form 10-K for the fiscal year ended January 31, 2006, filed with the SEC on May 10, 2006.	000-25142	21
23.1†	Consent of Hein & Associates LLP			
31.1†	Certification of Billy F. Mitcham, Jr., Chief Executive Officer, pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended			
31.2†	Certification of Robert P. Capps, Chief Financial Officer, pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended			
32.1†	Certification of Billy F. Mitcham, Jr., Chief Executive Officer, under Section 906 of the Sarbanes Oxley Act of 2002, 18 U.S.C. § 1350			
32.2†	Certification of Robert P. Capps, Chief Financial Officer, under Section 906 of the Sarbanes Oxley Act of 2002, 18 U.S.C. § 1350			

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 14th day of April 2008.

MITCHAM INDUSTRIES, INC.

By: /s/ Billy F. Mitcham, Jr.

Billy F. Mitcham, Jr.,
President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title/Capacity	Date
/s/ BILLY F. MITCHAM, JR. Billy F. Mitcham, Jr.	President, Chief Executive Officer and Director (Principal Executive Officer)	April 14, 2008
/s/ ROBERT P. CAPPS Robert P. Capps	Executive Vice President — Finance, Chief Financial Officer and Director (Principal Financial Officer and Principal Accounting Officer)	April 14, 2008
/s/ PETER H. BLUM Peter H. Blum	Non-Executive Chairman of the Board	April 14, 2008
/s/ ROBERT J. ALBERS Robert J. Albers	Director	April 14, 2008
/s/ JOHN F. SCHWALBE John F. Schwalbe	Director	April 14, 2008
/s/ RANDAL DEAN LEWIS Randal Dean Lewis	Director	April 14, 2008

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report Of Independent Registered Public Accounting Firm on Financial Statements

To the Board of Directors
Mitcham Industries, Inc.
Huntsville, Texas

We have audited the accompanying consolidated balance sheets of Mitcham Industries, Inc. (the "Company") as of January 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows for each of the three years in the period ended January 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mitcham Industries, Inc. at January 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Mitcham Industries, Inc. internal control over financial reporting as of January 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the committee of Sponsoring Organizations of the Treadway Commission and our report dated April 15, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123R, *Share-Based Payment*, during the year ended January 31, 2007 and Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, Accounting for Income Taxes*, during the year ended January 31, 2008.

Hein & Associates LLP

Houston, Texas
April 14, 2008

Report Of Independent Registered Public Accounting Firm on Internal Controls

To the Board of Directors
Mitcham Industries, Inc.
Huntsville, Texas

We have audited Mitcham Industries, Inc.'s internal control over financial reporting as of January 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the committee of Sponsoring Organizations of the Treadway Commission.

We also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Mitcham Industries, Inc. as of January 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended January 31, 2008 and our report dated April 15, 2008 expressed an unqualified opinion on those financial statements.

Hein & Associates LLP

Houston, Texas
April 14, 2008

MITCHAM INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS

	January 31, 2008	January 31, 2007
	(In thousands, except per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 13,884	$12,582
Accounts receivable, net of allowance for doubtful accounts of $1,512 and $1,212 at January 31, 2008 and 2007, respectively	12,816	11,823
Current portion of contracts receivable	2,964	1,787
Inventories, net	6,352	7,308
Deferred tax asset	1,230	483
Prepaid expenses and other current assets	1,491	2,003
Total current assets	38,737	35,986
Seismic equipment lease pool and property and equipment, net	53,179	35,432
Intangible assets, net	3,692	2,127
Goodwill	4,358	3,358
Deferred tax asset	1,505	5,094
Long-term portion of contracts receivable and other assets	2,430	1,305
Total assets	$103,901	$83,302
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 16,729	$16,343
Current maturities — long-term debt	1,500	1,500
Income taxes payable	1,967	328
Deferred revenue	872	948
Accrued expenses and other current liabilities	3,674	3,177
Total current liabilities	24,742	22,296
Non-currènt income taxes payable	3,391	—
Long-term debt	—	1,500
Total liabilities	28,133	23,796
Commitments and contingencies (Note 11 & 15)		
Shareholders' equity:		
Preferred stock, $1.00 par value; 1,000 shares authorized; none issued and outstanding	—	—
Common stock $.01 par value; 20,000 shares authorized; 10,708 and 10,601 shares issued at January 31, 2008 and January 31, 2007, respectively	107	106
Additional paid-in capital	71,929	67,385
Treasury stock, at cost (921 and 919 shares at January 31, 2008 and 2007, respectively)	(4,805)	(4,781)
Retained earnings (deficit)	662	(6,142)
Accumulated other comprehensive income	7,875	2,938
Total shareholders' equity	75,768	59,506
Total liabilities and shareholders' equity	$103,901	$83,302

The accompanying notes are an integral part of these consolidated financial statements.

MITCHAM INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended January 31,		
	2008	2007	2006
	(In thousands, except per share data)		
Revenues:			
Equipment leasing	$34,364	$24,942	$22,104
Lease pool equipment sales	3,488	4,297	5,218
Seamap equipment sales	24,720	11,227	4,020
Other equipment sales	13,849	8,444	3,247
Total revenues	76,421	48,910	34,589
Cost of sales:			
Direct costs — equipment leasing	1,846	2,167	2,907
Direct costs — lease pool depreciation	10,403	7,612	8,310
Cost of lease pool equipment sales	1,019	1,961	950
Cost of Seamap and other equipment sales	27,347	14,087	4,080
Impairment of lease pool assets	—	—	617
Total cost of sales	40,615	25,827	16,864
Gross profit	35,806	23,083	17,725
Operating expenses:			
General and administrative	17,425	14,970	9,437
Provision for doubtful accounts	460	251	188
Depreciation and amortization	1,476	1,307	648
Total operating expenses	19,361	16,528	10,273
Operating income	16,445	6,555	7,452
Other income (expense):			
Interest income	687	987	528
Interest expense	(208)	(151)	(106)
Other, net	3	66	17
Total other income (expense)	482	902	439
Income before income taxes	16,927	7,457	7,891
Provision (benefit) for income taxes	5,488	(1,828)	(2,964)
Net income	$11,439	$ 9,285	$10,855
Net income per common share:			
Basic	$ 1.18	$ 0.97	$ 1.19
Diluted	$ 1.11	$ 0.93	$ 1.10
Shares used in computing income per common share:			
Basic	9,698	9,596	9,126
Diluted	10,282	10,026	9,844

The accompanying notes are an integral part of these consolidated financial statements.

MITCHAM INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Years Ended January 31, 2006, 2007 and 2008							
	Common Stock		Additional Paid-In Capital	Treasury Stock	Retained (Deficit) Earnings	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount						
	(In thousands)							
Balances, January 31, 2005	**9,894**	**$ 99**	**$62,702**	**$(4,686)**	**$(26,282)**	**$(94)**	**$2,138**	**$33,877**
Comprehensive income, net of tax:								
Net income		—	—	—	10,855	—	—	10,855
Foreign currency translation		—	—	—	—	—	926	926
Comprehensive income								11,781
Issuance of common stock upon exercise of options	471	5	1,635	—	—	—	—	1,640
Amortization of restricted stock, net of cancellations	(5)	—	(9)	—	—	86	—	77
Stock-based compensation		—	76	—	—	—	—	76
Balances, January 31, 2006	**10,360**	**104**	**64,404**	**(4,686)**	**(15,427)**	**(8)**	**3,064**	**47,451**
Comprehensive income, net of tax:								
Net income	—	—	—	—	9,285	—	—	9,285
Foreign currency translation	—	—	—	—	—	—	(126)	(126)
Comprehensive income								9,159
Issuance of common stock upon exercise of options, net of stock surrendered as payment of option price	204	2	954	(95)	—	—	—	861
Restricted stock issued	37	—	—	—	—	—	—	—
Reclass of deferred compensation	—	—	(8)	—	—	8	—	—
Stock-based compensation	—	—	1,645	—	—	—	—	1,645
Tax benefit from exercise of stock options	—	—	390	—	—	—	—	390
Balances, January 31, 2007	**10,601**	**106**	**67,385**	**(4,781)**	**(6,142)**	—	**2,938**	**59,506**
Adjustment to retained earnings upon adoption of FIN 48 (Note 10)	—	—	—	—	(4,635)	—	—	(4,635)
Comprehensive income, net of tax:								
Net income	—	—	—	—	11,439	—	—	11,439
Foreign currency translation	—	—	—	—	—	—	4,937	4,937
Comprehensive income								16,376
Issuance of common stock upon exercise of options	65	1	281	—	—	—	—	282
Issuance of common stock upon exercise of warrants	23	—	98					98
Restricted stock issued	19	—	274	—	—	—	—	274
Shares surrendered for payment of taxes upon vesting of restricted stock	—	—	—	(24)	—	—	—	(24)
Tax benefit from exercise of stock options and vesting of restricted stock	—	—	1,912	—	—	—	—	1,912
Stock-based compensation	—	—	1,979	—	—	—	—	1,979
Balances, January 31, 2008	**10,708**	**$107**	**$71,929**	**$(4,805)**	**$ 662**	**$ —**	**$7,875**	**$75,768**

The accompanying notes are an integral part of these consolidated financial statements.

MITCHAM INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended January 31,		
	2008	2007	2006
	(In thousands)		
Cash flows from operating activities:			
Net income	$ 11,439	$ 9,285	$10,855
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	11,879	8,919	8,958
Impairment of lease pool assets	—	—	617
Stock-based compensation	2,253	1,645	153
Provision for doubtful accounts	461	251	188
Provision for inventory obsolescence	348	144	—
Gross profit from sale of lease pool equipment	(2,469)	(2,336)	(4,268)
Excess tax benefit from exercise of non-qualified stock options	(1,912)	(390)	—
Provision for deferred income taxes	1,103	(2,523)	(3,000)
Non-current income taxes payable	406	—	—
Changes in:			
Trade accounts and contracts receivable	(4,454)	(6,778)	(892)
Inventories	847	(5,088)	(268)
Current assets of discontinued operations, net	—	354	35
Income taxes payable	2,924	295	2
Accounts payable, accrued expenses and other current liabilities	7,627	1,054	(1,093)
Prepaids and other, net	552	(1,246)	(86)
Net cash provided by operating activities	31,004	3,586	11,201
Cash flows from investing activities:			
Sales from used lease pool equipment	3,488	4,297	5,218
Acquisition of subsidiaries	(3,784)	(1,000)	(2,537)
Purchases of short-term investments	—	—	(6,000)
Redemptions of short-term investments	—	2,550	3,450
Purchases of seismic equipment held for lease	(29,967)	(12,868)	(8,186)
Purchases of property and equipment	(886)	(1,677)	(784)
Long-term assets of discontinued operations	—	—	216
Net cash used in investing activities	(31,149)	(8,698)	(8,623)
Cash flows from financing activities:			
Proceeds from borrowings	4,500	—	—
Payments on borrowings	(6,000)	—	(918)
Proceeds from issuance of common stock upon exercise of options and warrants, net of shares surrendered during exercises	356	861	1,640
Excess tax benefit from exercise of non-qualified stock options	1,912	390	—
Net cash provided by financing activities	768	1,251	722
Effect of changes in foreign exchange rates on cash and cash equivalents	679	5	—
Net increase (decrease) in cash and cash equivalents	1,302	(3,856)	3,300
Cash and cash equivalents, beginning of year	12,582	16,438	13,138
Cash and cash equivalents, end of year	$ 13,884	$ 12,582	$16,438

The accompanying notes are an integral part of these consolidated financial statements.

Mitcham Industries, Inc.

Notes to Consolidated Financial Statements
(In thousands, except for per share amounts)

1. Organization and Summary of Significant Accounting Policies

Organization — Mitcham Industries, Inc., a Texas corporation (the "Company"), was incorporated in 1987. The Company, through its wholly owned Canadian subsidiary, Mitcham Canada, Ltd. ("MCL") and its wholly owned Russian subsidiary, Mitcham Seismic Eurasia LLC ("MSE"), provides full-service equipment leasing, sales and service to the seismic industry worldwide. The Company, through its wholly owned Australian subsidiary, Seismic Asia Pacific Pty Ltd. ("SAP"), provides seismic, oceanographic and hydrographic leasing and sales worldwide, primarily in Southeast Asia and Australia. The Company, through its wholly owned subsidiary, Seamap International Holdings Pte, Ltd. ("Seamap"), designs, manufactures and sells a broad range of proprietary products for the seismic, hydrographic and offshore industries with product sales and support facilities based in Huntsville, Texas, Singapore and the United Kingdom. All intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition of Leasing Arrangements — The Company leases various types of seismic equipment to seismic data acquisition companies. The majority of leases at January 31, 2008 and 2007 are for one year or less. Lease revenue is recognized ratably over the term of the lease. The Company does not enter into leases with embedded maintenance obligations. The standard lease provides that the lessee is responsible for maintenance and repairs to the equipment, excluding normal wear and tear. The Company provides technical advice to its customers without additional compensation as part of its customer service practices. Repairs or maintenance performed by the Company is charged to the lessee, generally on a time and materials basis.

Revenue Recognition of Equipment Sales — Revenues and cost of goods sold from the sale of equipment is recognized upon acceptance of terms and when delivery has occurred, unless there is a question as to its collectibility. In cases where the equipment sold is manufactured by others, the Company believes it is appropriately reporting revenues at gross because the Company (1) is the obligor in the sales arrangement; (2) has full latitude in pricing the product for sale; (3) has general inventory risk should there be a problem with the equipment being sold to the customer or if the customer does not complete payment for the items purchased; (4) has discretion in supplier selection if the equipment ordered is not unique to one manufacturer; and (5) assumes credit risk for the equipment sold to its customers.

Presentation — In June 2006, the Financial Accounting Standards Board ("FASB") ratified Emerging Issues Task Force 06-3 ("EITF 06-3") *How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation),* to address the presentation of taxes in the income statement. Our accounting policy is to present the taxes within the scope of EITF 06-3 on a net basis. Our adoption of EITF 06-3 at the beginning of fiscal 2008 had no impact on our consolidated results of operations.

Contracts receivable — In connection with the sale of seismic equipment, the Company will from time to time accept a contract receivable as partial consideration. These contracts bear interest at a market rate and generally have terms of less than two years. Interest income on contracts receivable is recognized when accrued, unless there is a question as to collectibility in which case it is recognized when received.

Allowance for doubtful accounts — Trade receivables are uncollateralized customer obligations due under normal trade terms. The carrying amount of trade receivables and contracts receivable is reduced by a valuation allowance that reflects management's estimate of the amounts that will not be collected, based on historical experience with specific customers and general economic and industry conditions. Amounts are written-off when collection is deemed unlikely. Past due amounts are determined based on contractual terms.

Cash and Cash Equivalents — The Company considers all highly liquid investments with maturity of three months or less at the date of purchase to be cash equivalents.

Short-term Investments — The Company considers all highly liquid investments with an original maturity greater than three months, but less than twelve months, to be short-term investments.

Inventories — Inventories are stated at the lower of average cost (which approximates first-in, first-out) or market. An allowance for obsolescence is maintained to cover any materials or parts that may become obsolete. Inventories are periodically monitored to ensure that the reserve for obsolescence covers any obsolete items.

Seismic Equipment Lease Pool — Seismic equipment held for lease consists primarily of recording channels and peripheral equipment and is carried at cost, net of accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the equipment, which are five to seven years for channel boxes and two to ten years for other peripheral equipment. As this equipment is subject to technological obsolescence and wear and tear, no salvage value is assigned to it. The Company continues to lease seismic equipment after it has been fully depreciated if it remains in acceptable condition and meets acceptable technical standards. This fully depreciated equipment remains in fixed assets on its books. Fully depreciated asset that are not expected to generate future revenues are removed from its books.

Property and Equipment — Property and equipment is carried at cost, net of accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the property and equipment. The estimated useful lives of equipment range from three to seven years. Buildings are depreciated over 40 years and property improvements are amortized over 10 years. Leasehold improvements are amortized over the shorter of useful life or the life of the respective leases. No salvage value is assigned to property and equipment.

Intangible Assets — Intangible assets are carried at cost, net of accumulated amortization. Amortization is computed on a straight-line method over the estimated life of the asset. Covenants-not-to-compete are amortized over a three-year period. Proprietary rights are amortized over a 12.5 to 15-year period.

Impairment — The Company applies Statement of Financial Accounting Standards ("SFAS") 144, *Accounting For the Impairment or Disposal of Long-Lived Assets ("SFAS 144")*, to its long-lived assets, including its amortizable intangible assets. SFAS 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations.

The Company, under guidance of SFAS 142 — *Goodwill and Other Intangible Assets*, performs an impairment test on goodwill on an annual basis. No impairment charges related to goodwill were recorded during fiscal 2006, 2007 or 2008.

Income Taxes — The Company accounts for income taxes under the liability method, whereby the Company recognizes, on a current and long-term basis, deferred tax assets and liabilities which represent differences between the financial and income tax reporting bases of its assets and liabilities. Deferred tax assets and liabilities are determined based on temporary differences between income and expenses reported for financial reporting and tax reporting. The Company has assessed, using all available positive and negative evidence, the likelihood that the deferred tax assets will be recovered from future taxable income.

Under SFAS No. 109, *Accounting for Income Taxes* ("SFAS 109") an enterprise must use judgment in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists (a) the more positive evidence is necessary and (b) the more difficult it is to support a conclusion that a valuation allowance is not needed for some portion of, or all of, the deferred tax asset. Among the more significant types of evidence considered are:

- taxable income projections in future years;
- whether the carry forward period is so brief that it would limit realization of tax benefits;
- future sales and operating cost projections that will produce more than enough taxable income to realize the deferred tax asset based on existing sales prices and cost structures; and
- earnings history exclusive of the loss that created the future deductible amount coupled with evidence indicating that the loss is an aberration rather than a continuing condition.

Effective February 1, 2007, the Company adopted FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, Accounting for Income Taxes*. FIN 48 requires that the financial statement effects of a tax position taken or expected to be taken in a tax return to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The cumulative effect of applying FIN 48 was $4,635 and was recorded as an adjustment to the February 1, 2007 balance of retained earnings.

Use of Estimates — The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and accompanying notes. Estimates are used for, but not limited to allowance for doubtful accounts, lease pool valuations, valuation allowance on deferred tax assets, depreciable lives of fixed assets and intangible assets, impairment of fixed assets and intangible assets and the valuation of stock options. Future events and their effects cannot be perceived with certainty. Accordingly, these accounting estimates require the exercise of judgment. The accounting estimates used in the preparation of the consolidated financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes. Actual results could differ from these estimates.

Substantial judgment is necessary in the determination of the appropriate levels for the Company's allowance for doubtful accounts because of the extended payment terms the Company often offers to its customers and the limited financial wherewithal of many of these customers. As a result, the Company's allowance for doubtful accounts could change in the future, and such change could be material to the financial statements taken as a whole. The Company must also make substantial judgments regarding the valuation allowance on deferred tax assets. The Company is required to record a valuation allowance to reduce its net deferred tax assets to the amount that the Company believes is more likely than not to be realized. In assessing the need for a valuation allowance, the Company has considered all positive and negative evidence, including scheduled reversals of deferred tax liabilities, prudent and feasible tax planning strategies, projected future taxable income and recent financial performance.

Fair Value of Financial Instruments - The Company's financial instruments consist of trade receivables, contracts receivable and accounts payable. Due to the short maturities of these financial instruments, the Company believes that their fair value approximates their carrying amounts. In connection with the Seamap acquisition, the Company has $1,500 in promissory notes payable to the shareholders of Seamap. The Company believes the carrying value of the notes payable approximates the estimated fair value because of the short maturity of the notes payable.

Foreign Currency Translation — All balance sheet accounts of the Canadian, Australian, Singapore, United Kingdom and Russian subsidiaries have been translated at the current exchange rate as of the end of the accounting period. Statement of operations items have been translated at average currency exchange rates. The resulting translation adjustment is recorded as a separate component of comprehensive income within shareholders' equity.

Stock-Based Compensation — Effective February 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standard ("SFAS") No. 123R, *Share-Based Payment* ("SFAS 123R") using the modified prospective transition method. Under this method, stock-based compensation expense recognized for share-based awards during the fiscal year ended January 31, 2008 and 2007 includes: (a) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of, February 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"); and (b) compensation expense for all stock-based compensation awards granted subsequent to February 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. In accordance with the modified prospective transition method, results for the prior periods have not been restated. Prior to the adoption of SFAS 123R, the Company recognized stock-based compensation expense in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and related Interpretations, as permitted by SFAS 123.

Earnings Per Share — Net income per basic common share is computed using the weighted average number of common shares outstanding during the period. Net income per diluted common share is computed using the weighted average number of common shares and potential common shares outstanding during the period. Potential common shares result from the assumed exercise of outstanding common stock options having a dilutive effect using the treasury stock method, from unvested shares of restricted stock using the treasury stock method and from outstanding common stock warrants. For the fiscal years ended January 31, 2008, 2007 and 2006, the following table sets forth the number of dilutive shares that may be issued pursuant to options, restricted stock and warrants outstanding used in the per share calculations.

	Year Ended January 31,		
	2008	2007	2006
Stock options	554	409	706
Restricted stock	23	10	—
Warrants	7	11	12
Total dilutive shares	584	430	718

Anti-dilutive weighted shares of common stock of 138, 137 and 43 for the fiscal years ended January 31, 2008, 2007 and 2006, respectively, have been excluded from the effect of dilutive shares.

Reclassifications — Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no effect on the results of operations or comprehensive income.

2. New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), to define fair value, establish a framework for measuring fair value and expands disclosures about the use of fair value to measure assets and liabilities, SFAS 157 requires quantitative disclosures using a tabular format in all periods (interim and annual) and qualitative disclosures about the valuation techniques used to measure fair value in all annual periods. SFAS 157 will be effective for the Company's fiscal year beginning February 1, 2008. The Company is currently evaluating the effect that the adoption of SFAS 157 will have on its consolidated financial position and results of operations.

In February 2008, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). SFAS 159 expands opportunities to use fair value measurements in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 will be effective for the Company on February 1, 2008. The Company is currently evaluating the impact of adopting SFAS 159 on its consolidated financial statements.

In December 2007, the FASB revised SFAS No. 141, *Business Combinations* ("SFAS 141R"), which is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early application is not permitted before that date. SFAS 141R requires assets and liabilities recorded in a business combination to be recorded at fair value and replaces the cost-allocation process under the prior standard. In addition, SFAS 141R requires separate recognition of acquisition costs and requires recognition of contractual contingencies at fair value as of the acquisition date. Further, the revised standard requires capitalization of research and development assets and requires fair value recognition of contingent consideration as of the acquisition date. The Company is currently evaluating the impact of adopting SFAS 159 on its consolidated financial statements, which will be effective for the Company on February 1, 2009.

In December 2007, the FASB issued Statement of Financial Accounting Standard No. 160, *Non-Controlling Interests in Consolidated Financial Statements, An Amendment of Accounting Research Bulletin No. 51* ("SFAS 160"), which is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early application is not permitted before that date. SFAS 160 changes the terminology of minority interests, which will now be known as non-controlling interest and requires that non-controlling interests be clearly identified within stockholders' equity as a separate component from the parent company's equity and net income or loss attributable to non-controlling interests be clearly identified and presented on the face of the consolidated statement of operations. In addition, the standard requires adequate disclosure between interests of the parent company and interests of the non-controlling equity holders. The Company does not expect that this pronouncement will have a significant impact on its financial condition or results of operations.

In March 2008, the FASB issued Statement of Financial Accounting Standard No. 161, *Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133* ("SFAS 161"), which is effective for fiscal years, and interim periods within those fiscal years, beginning on or after November 15, 2008. Early application is encouraged. SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. The Statement requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. In addition, the standard requires tabular disclosure of fair value of derivative instruments and their gains and loss, requires disclosure regarding credit risk related contingent features of the Company's derivative instruments and requires cross referencing within the footnote disclosures regarding information about derivative instruments. The Company does not expect that this pronouncement will have a significant impact on its financial condition or results of operations.

3. Supplemental Statements of Cash Flows Information

Supplemental disclosures of cash flows information for the years ended January 31, 2008, 2007 and 2006 are as follows:

	Year Ended January 31,		
	2008	2007	2006
Interest paid	$ 233	$ 157	$ 22
Taxes paid, net	968	239	—
Note payable issued to prior owners of Seamap	—	—	3,000
Seismic equipment acquired in exchange for cancellation of accounts receivable	—	—	192
Seismic equipment purchases included in accounts payable at year-end	8,566	12,600	—

4. Inventories

Inventories stated at the lower of average cost (which approximates first-in, first-out) or market consisted of the following:

	As of January 31, 2008	As of January 31, 2007
Raw materials	$3,565	$3,996
Finished goods	898	2,023
Work in progress	2,693	1,686
Cost of inventories	7,156	7,705
Less allowance for obsolescence	(804)	(397)
Net inventories	$6,352	$7,308

5. Contracts Receivable

Contracts receivable consisted of $5,360, due from five customers as of January 31, 2008 and $3,077 due from three customers as of January 31, 2007. These contracts bear interest ranging from 8% — 12% with repayment terms ranging from 12 to 24 months. All contracts are secured by the equipment sold. All of the contracts receivable are considered collectible, and no allowances have been established for them.

6. Seismic Equipment Lease Pool and Property and Equipment

Seismic equipment lease pool and property and equipment consisted of the following as of:

	As of January 31, 2008	As of January 31, 2007
Recording channels	$ 60,287	$ 44,148
Other peripheral equipment	56,389	44,153
Cost of seismic equipment lease pool	116,676	88,301
Land and buildings	366	366
Furniture and fixtures	5,026	4,347
Autos and trucks	605	382
Cost of property and equipment	5,997	5,095
Cost of seismic equipment lease pool and property and equipment	122,673	93,396
Less accumulated depreciation	(69,494)	(57,964)
Net book value of seismic equipment lease pool and property and equipment	$ 53,179	$ 35,432

	As of January 31, 2008	As of January 31, 2007
Location of seismic equipment lease pool and property and equipment:		
United States	$19,602	$12,969
Canada	27,108	18,062
Australia	1,861	1,057
Russia	3,399	1,965
Singapore	634	623
United Kingdom	575	756
Total	$53,179	$35,432

7. Goodwill and Other Intangible Assets

	Weighted Average Remaining Life at 1/31/08	As of January 31, 2008 Gross Carrying Amount	As of January 31, 2008 Accumulated Amortization	As of January 31, 2008 Net Carrying Amount	As of January 31, 2007 Gross Carrying Amount	As of January 31, 2007 Accumulated Amortization	As of January 31, 2007 Net Carrying Amount
Goodwill		$4,358			$3,358		
Proprietary rights	12.5	$3,886	$ (333)	$3,553	$1,850	$(195)	$1,655
Covenants not-to-compete	0.4	1,000	(861)	139	1,000	(528)	472
Amortizable intangible assets		$4,886	$(1,194)	$3,692	$2,850	$(723)	$2,127

In December 2007, the Company acquired all intellectual proprietary rights related to the source controller software utilized in the Seamap GunLink product line from Tanglesolve Instrumentation Ltd. (Tanglesolve) for £1,400 or approximately $2,784. This software had been developed by Tanglesolve under a cooperation agreement with Seamap. The acquired proprietary rights were assigned a life of 12.5 years, which equates to the remaining life of the GunLink design, as the software is an integral part of the design.

Amortizable intangible assets are amortized over their estimated useful lives of three to 15 years using the straight-line method. Aggregate amortization expense was $471, $457 and $266 for the years ended January 31, 2008, 2007 and 2006, respectively. As of January 31, 2008, future estimated amortization expense related to amortizable intangible assets is estimated to be:

For fiscal year ended January 31,:	
2009	$ 425
2010	286
2011	286
2012	286
2013 and thereafter	2,409
Total	$3,692

As of January 31, 2008, the Company had goodwill of $4,358. No impairment has been recorded against the goodwill account. The Company increased goodwill by $1,000 during fiscal 2008 for the earn-out payment paid to the former shareholders of Seamap in July 2007.

8. Long-Term Debt and Notes Payable

On June 27, 2005, the Company entered into a $12,500 revolving loan agreement with First Victoria National Bank (the "Bank"). On February 1, 2007, the facility was amended to extend its term to February 1, 2009. The facility bears interest at the prime rate. Amounts available for borrowing under the facility are determined by a borrowing base. The borrowing base is computed based on certain outstanding accounts receivable, certain portions of the Company's lease pool and any lease pool assets that are to be purchased with proceeds of the facility. Borrowings under the facility are secured by essentially all of the Company's domestic assets. Interest on any outstanding principal balance is payable monthly, while the principal is due at maturity. The loan agreement also contains certain financial covenants that require, among other things, that the Company maintain a debt to shareholder's equity ratio of a maximum of 1.3 to 1.0, maintain a current assets to current liabilities ratio of a minimum of 1.25 to 1.0, and not incur or maintain any indebtedness or obligations or guarantee the debts or obligations of others in a total aggregate amount which exceeds $1,000 without the prior written approval of the Bank, except for indebtedness incurred as a result of the Seamap acquisition and other specific exceptions. As of January 31, 2008, no amounts were outstanding under this arrangement. In March 2008 we borrowed $4,000 under this facility.

In connection with the Seamap acquisition in July 2005, the Company issued $3,000 in promissory notes payable to the former shareholders of Seamap. The notes bear interest at 5%, which is payable annually on the anniversary of the notes. The first principal payment of $1,500 was paid in July 2007 and the remaining principal balance is due in July 2008.

9. Shareholders' Equity

The Company has 1,000 shares of preferred stock authorized, none of which were outstanding as of January 31, 2008 and 2007. The preferred stock may be issued in multiple series with various terms, as authorized by the Company's Board of Directors. The Company has 20,000 shares of common stock authorized, of which 10,708 and 10,601 are issued as of January 31, 2008 and 2007, respectively.

In July 2001, in exchange for services, the Company issued warrants to an investment banking firm to purchase 20 shares of its common stock for $5.00 per share. As a result of the anti-dilution provisions of those warrants, the exercise price of the warrants was reduced to $4.42 per share and the number of shares issuable upon exercise of the warrants increased by approximately 3 shares. The 23 warrants were exercised in July 2007.

During fiscal 2008, approximately 2 shares were surrendered in exchange for payment of taxes due upon the vesting of restricted shares. The shares had an average fair value of $16.36.

10. Income Taxes

The components of income tax expense (benefit) were as follows:

	Year Ended January 31,		
	2008	2007	2006
Income before income taxes is attributable to the following jurisdictions:			
Domestic	$ 6,297	$ 3,143	$ 5,668
Foreign	10,630	4,314	2,223
Total	$16,927	$ 7,457	$ 7,891
The components of income tax expense (benefit) were as follows:			
Current:			
Federal	$ 2,901	$ 406	$ 130
Foreign	1,078	289	(94)
Non-current taxes payable	406	—	—
	4,385	695	36
Deferred:			
Federal	(898)	316	(1,169)
Foreign	2,001	(2,839)	(1,831)
Income tax expense (benefit)	$ 5,488	$(1,828)	$(2,964)

The following is a reconciliation of expected to actual income tax (benefit) expense:

	Year Ended January 31,		
	2008	2007	2006
Federal income tax expense at 34%	$5,755	$ 2,534	$ 2,683
Tax credit utilization	—	—	(105)
Utilization of valuation allowance	—	—	(2,921)
Reversal/release of valuation allowance	—	(5,954)	(3,000)
Decrease in foreign effective tax rate	26	1,032	—
Foreign exchange gain	76	631	—
Permanent differences	42	(131)	27
Foreign effective tax rate differential	(567)	(198)	258
Other	(250)	258	94
Potential tax, penalties and interest resulting from uncertain tax positions	406	—	—
	$5,488	$(1,828)	$(2,964)

The components of the Company's deferred taxes consisted of the following as of:

	As of January 31, 2008	As of January 31, 2007
Deferred tax assets:		
Foreign net operating loss carry forwards	$ 2,210	$ 3,472
U.S. net operating loss carry forward attributable to excess stock option deductions	—	1,582
Tax credit carry forwards	2,107	1,115
Stock option book expense under FAS 123R	1,276	524
Depreciation difference	481	482
Allowance for doubtful accounts	450	376
Allowance for inventory obsolescence	236	68
Impairment of fixed assets	—	166
Accruals not yet deductible for tax purposes	543	137
Gross deferred tax assets	7,303	7,922
Valuation allowance	—	(1,583)
Deferred tax assets	7,303	6,339
Deferred tax liabilities:		
Undistributed earnings of controlled foreign corporations not permanently reinvested	(2,312)	(664)
Non-deductible intangible assets	(606)	—
Unrealized foreign exchange gain (loss)	—	(98)
Deferred tax liabilities	(2,918)	(762)
Effect of uncertain tax positions	(1,650)	—
Total deferred tax assets, net	$ 2,735	$ 5,577

The Company had Canadian net operating loss carry forwards of approximately $5,933 (Canadian $5,946) as of January 31, 2008. The Canadian net operating losses will begin to expire in 2020. The Company had United Kingdom net operating loss carry forwards of approximately $1,056 (£531) as of January 31, 2008, which carry forward indefinitely.

The Company had Australian foreign tax withholding credit carry forwards of approximately $174 (Australian $194) as of January 31, 2008. The Australian foreign tax withholding credits will begin to expire in 2011. The Company also recorded a deferred tax asset for potential foreign tax credits associated with undistributed earnings of controlled foreign corporations not permanently reinvested of approximately $1,933.

The Company reduced its valuation allowance of approximately $1,583 as of January 31, 2007 to zero at January 31, 2008. The valuation allowance as of January 31, 2007 related to the U.S operating loss carry forward attributable to excess stock option deductions. The U.S. net operating loss carry forward is fully utilized as of January 31, 2008 and the benefit of the excess stock option deductions realized. Therefore, the valuation allowance related to the U.S. net operating loss carryforward has been reversed, and the benefit of the excess stock option deduction has been credited to additional paid-in-capital.

As of January 31, 2008, the Company had unrecognized tax benefits amounting to approximately $5,041 attributable to uncertain tax positions. The Company recognizes interest and penalties related to income tax matters as a component of income tax expense. The unrecognized tax benefits attributable to uncertain tax positions include accrued interest and penalties of $1,163. Income tax expense for the year ended January 31, 2008 includes $406 attributable to uncertain tax positions, including $390 of potential penalties and interest.

The Company's U.S. federal income tax returns for certain prior periods will close during the year ended January 31, 2009, unless extended by examination or agreement. Also, the tax returns of MCL, the Company's Canadian subsidiary, for the years ended January 31, 2004 through the year ended January 31, 2007 are being examined by Canadian federal tax authorities. Accordingly, it is reasonably possible that some uncertain tax positions will be resolved within the next twelve months. Should these uncertain tax positions be resolved, the amount of unrecognized tax benefits would decrease by up to approximately $1,835.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits, excluding potential penalties and interest, is as follows:

	Year Ended January 31, 2008
Unrecognized tax benefits as of February 1, 2007	$(3,862)
Increases as a result of tax positions taken in prior years	(16)
Increases as a result of tax positions taken in current year	—
Settlements	—
Lapse of statute of limitations	—
Unrecognized tax benefits as of January 31, 2008	$(3,878)

Recognition of the unrecognized tax benefits of $3,878 would have an effect on the effective tax rate.

The Company files U.S. federal income tax returns as well as separate returns for its foreign subsidiaries within their local jurisdictions. The Company's tax returns may be subject to examination by the Internal Revenue Service ("IRS") for fiscal year ending January 31, 2005 through 2007. Additionally, any net operating losses that were generated in prior years and utilized in these years may also be subject to examination by the IRS. The Company's tax returns may also be subject to examination by state and local revenue authorities for fiscal years ended January 31, 2005 through 2007.

11. Commitments and Contingencies

Purchase Obligations — At January 31, 2008, the Company had approximately $3,101 in purchase orders outstanding. The purchase orders were issued in the normal course of business, and are expected to be fulfilled within 180 days of January 31, 2008.

12. Stock Option Plans

Effective February 1, 2006, the Company adopted the provisions of SFAS 123R using the modified prospective transition method. Under this method, stock-based compensation expense recognized for share-based awards during the year ended January 31, 2008 includes: (i) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of, February 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123; and (ii) compensation expense for all stock-based compensation awards granted subsequent to February 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. In accordance with the modified prospective transition method, results for the prior periods have not been restated. Prior to the adoption of SFAS 123R, the Company recognized stock-based compensation expense in accordance with APB 25 and related Interpretations, as permitted by SFAS 123.

At January 31, 2008, the Company had stock-based compensation plans as described in more detail below. The total compensation expense related to stock-based awards granted under these plans during the years ended January 31, 2008 and 2007, was approximately $2,253 and $1,645, respectively. The total compensation expense related to stock-based awards granted under these plans during the year ended January 31, 2006, reflecting compensation expense recognized in accordance with APB 25, was approximately $86. Effective February 1, 2006, the Company recognized stock-based compensation costs net of a forfeiture rate for only those shares expected to vest over the requisite service period of the award. The Company estimated the forfeiture rate for fiscal 2008 and 2007 based on its historical experience regarding employee terminations and forfeitures.

The fair value of each option award is estimated as of the date of grant using a Black-Scholes-Merton option pricing formula. Expected volatility is based on historical volatility of the Company's stock over a preceding period commensurate with the expected term of the option. For fiscal year 2008, the expected term was based upon historical exercise patterns. The "simplified" method described in SEC Staff Accounting Bulletin No. 107 was used to determine the expected term of the options for fiscal 2007. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Expected dividend yield was not considered in the option pricing formula since the Company does not pay dividends and has no plans to do so in the future. The weighted average grant-date fair value of options granted during the years ended January 31, 2008, 2007 and 2006 was $9.79, $8.53 and $5.88, respectively. The assumptions for the periods indicated are noted in the following table.

Weighted average Black-Scholes-Merton fair value assumptions

	Year Ended January 31,		
	2008	2007	2006
Risk free interest rate	2.9 - 4.9%	4.7 - 5.2%	3.0%
Expected life	3.4 - 5.9 yrs	3.9 - 6.3 yrs	8 yrs
Expected volatility	53 - 58%	54 - 67%	67 - 68%
Expected dividend yield	0.0%	0.0%	0.0%

In addition, prior to the adoption of SFAS 123R, the Company presented all tax benefits related to deductions resulting from the exercise of stock options, if any, as operating activities in the consolidated statement of cash flows. SFAS 123R requires that cash flows resulting from tax benefits attributable to tax deductions in excess of the compensation expense recognized for those options (excess tax benefits) be classified as financing in-flows and operating out-flows. The Company had excess tax benefits of approximately $1,912 and $390 during the years ended January 31, 2008 and 2007, respectively.

The Company has share-based awards outstanding under five different plans: the 1994 Stock Option Plan ("1994 Plan"), the 1998 Amended and Restated Stock Awards Plan ("1998 Plan"), the 2000 Stock Option Plan ("2000 Plan"), the Mitcham Industries, Inc. Stock Awards Plan ("2006 Plan") and the 1994 Non-Employee Director Plan ("Director Plan"), (collectively, the "Plans"). Stock options granted and outstanding under each of the plans generally vest evenly over three years (except for the Director Plan, under which options generally vest after one year) and have a 10-year contractual term. The exercise price of a stock option generally is equal to the fair market value of the Company's common stock on the option grant date. All Plans except for the 2006 Plan have been closed for future grants. All shares available but not granted under the 1998 Plan and the 2000 Plan as of the date of the approval of the 2006 Plan were transferred to the 2006 Plan. As of January 31, 2008, there were approximately 636 shares available for grant under the 2006 Plan. The 2006 Plan provides for awards of nonqualified stock options, incentive stock options, restricted stock awards, restricted stock units and phantom stock. New shares are issued for restricted stock and upon the exercise of options.

Stock Based Compensation Activity

The following table presents a summary of the Company's stock option activity for the year ended January 31, 2008:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value
Outstanding, January 31, 2007	1,208	$ 7.57		
Granted	257	18.67		
Exercised	(72)	3.88		
Forfeited	(2)	13.19		
Expired	(1)	16.64		
Outstanding, January 31, 2008	1,390	$ 9.80	6.59	$10,304
Exercisable at January 31, 2008	899	$ 6.35	5.30	$ 9,481
Vested and expected to vest at January 31, 2008	1,276	$10.03	7.11	$10,240

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading day of the fourth quarter of fiscal 2008 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on January 31, 2008. This amount changes based upon the fair market value of the Company's common stock. Total intrinsic value of options exercised for the years ended January 31, 2008 and 2007 was $1,064 and $2,863, respectively. The fair value of options that vested during the years ended January 31, 2008 and 2007 was approximately $1,017 and $1,153, respectively. For the year ended January 31, 2008, approximately 137 options vested.

As of January 31, 2008, there was approximately $2,390 of total unrecognized compensation expense related to unvested stock options granted under the Company's share-based compensation plans. That expense is expected to be recognized over a weighted average period of 1.32 years.

Cash received from option exercises for the year ended January 31, 2008 was an aggregate of approximately $278. During the year ended January 31, 2008, income taxes payable were reduced by approximately $1,912 as a result of the tax deduction from option exercises, of which amount approximately $1,583 came from utilization of related net operating losses.

Restricted stock awards as of January 31, 2008 and changes during the year ended January 31, 2008 were as follows:

	Year Ended January 31, 2008	
	Number of Shares	Weighted Average Grant Date Fair Value
Unvested, beginning of period	38	$13.10
Granted	18	19.46
Vested	(14)	13.61
Canceled	—	—
Unvested, end of period	42	$15.60

As of January 31, 2008, there was approximately $303 of unrecognized stock-based compensation expense related to unvested restricted stock awards. That cost is expected to be recognized over a weighted average period of 1.1 years.

Had compensation cost for options granted prior to February 1, 2006 been determined based on the grant date fair value as prescribed by SFAS 123, the Company's pro forma net income and pro forma net income per share would have been as follows:

	Year Ended January 31, 2006
Pro forma impact of fair value method	
Reported income from continuing operations attributable to common shareholders	$10,855
Less: fair value impact of employee stock compensation	(1,104)
Pro forma income from continuing operations attributable to common shareholders	$ 9,751
Reported net income	$10,855
Income (loss) per common share	
Basic — as reported net income	$ 1.19
Diluted — as reported net income	$ 1.10
Basic — pro forma net income	$ 1.07
Diluted — pro forma net income	$ 0.99

13. Segment Reporting

The following information is disclosed as required by SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information.*

The Equipment Leasing segment offers for lease or sale, new and "experienced" seismic equipment to the oil and gas industry, seismic contractors, environmental agencies, government agencies and universities. The Equipment Leasing segment is headquartered in Huntsville, Texas, with sales and services offices in Calgary, Canada; Brisbane, Australia; Ufa, Bashkortostan, Russia.

On July 12, 2005, the Company acquired 100% of the outstanding common stock of Seamap. Seamap is engaged in the design, manufacture and sale of state-of-the-art seismic and offshore telemetry systems. Manufacturing, support and sales facilities are maintained in the UK and Singapore with a sales office in Huntsville, Texas.

Financial information by business segment is set forth below net of any allocations (in thousands):

	As of January 31, 2008			As of January 31, 2007			As of January 31, 2006		
	Equipment Leasing	Seamap	Consolidated	Equipment Leasing	Seamap	Consolidated	Equipment Leasing	Seamap	Consolidated
Fixed assets, net	$52,560	$1,209	$53,179	$34,523	$1,378	$35,432	$19,694	$ 230	$19,294
Intangible assets, net	—	3,692	3,692	—	2,127	2,127	—	2,584	2,584
Goodwill	—	4,358	4,358	—	3,358	3,358	—	2,358	2,358

	For the Year Ended								
	January 31, 2008			January 31, 2007			January 31, 2006		
	Equipment Leasing	Seamap	Consolidated	Equipment Leasing	Seamap	Consolidated	Equipment Leasing	Seamap	Consolidated
Revenues	$51,701	$25,383	$76,421	$37,683	$12,274	$48,910	$30,569	$4,020	$34,589
Interest income (expense), net	720	(235)	479	925	(89)	836	418	4	422
Income (loss) before taxes	15,422	1,562	16,927	10,793	(2,869)	7,457	8,322	(431)	7,891
Capital expenditures	31,013	407	30,853	13,591	1,423	14,545	8,857	113	8,970
Depreciation and amortization expense	10,948	1,075	11,879	8,074	857	8,919	8,649	309	8,958

Approximately $663 and $1,047 related to sales from Seamap to the Equipment Leasing segment is eliminated in the consolidated revenues for the fiscal years 2008 and 2007, respectively. Consolidated income before taxes reflect the elimination of $57 and $416 of profit from intercompany sales for the fiscal years 2008 and 2007, respectively. Capital expenditures and fixed assets are reduced by approximately $567 and $469 for the fiscal years 2008 and 2007, respectively, which represents the difference between the sales price and the cost to manufacture the equipment.

14. Quarterly Financial Data (Unaudited)

	Fiscal Year	April 30	July 31	October 31	January 31
Net revenues:	2008	$23,014	$15,399	$17,205	$20,803
	2007	14,115	10,959	12,741	11,095
Gross profit:	2008	10,104	6,573	9,276	9,853
	2007	7,297	5,132	5,910	4,744
Income before income taxes:	2008	5,809	2,651	4,014	4,453
	2007	3,623	1,204	2,539	91
Incomes taxes (benefit):	2008	1,869	930	1,583	1,106
	2007	184	(49)	(1,324)	(639)
Net income:	2008	3,940	1,721	2,431	3,347
	2007	3,439	1,253	3,863	730
Income per common share — basic:	2008	$ 0.41	$ 0.18	$ 0.25	$ 0.34
	2007	$ 0.36	$ 0.13	$ 0.40	$ 0.08
Income per common share — diluted:	2008	$ 0.39	$ 0.17	$ 0.24	$ 0.32
	2007	$ 0.33	$ 0.12	$ 0.38	$ 0.07

15. Leases

The Company leases seismic equipment to customers under operating leases with non-cancelable terms of one year or less. These leases are generally renewable on a month-to-month basis. All taxes (other than income taxes) and assessments are the contractual responsibility of the lessee. To the extent that foreign taxes are not paid by the lessee, the relevant foreign taxing authorities might seek to collect such taxes from the Company. Under the terms of its lease agreements, any amounts paid by the Company to such foreign taxing authorities may be billed and collected from the lessee. If the Company is unable to collect the foreign taxes it paid on behalf of its lessees, the Company may have foreign tax credits in the amounts paid which could be applied against its U.S. income tax liability subject to certain limitations. The Company is not aware of any foreign tax obligations as of January 31, 2008 and 2007 that are not reflected in the accompanying consolidated financial statements.

The Company leases seismic equipment, as well as other equipment from others under operating leases. Lease expense incurred by the Company in connection with such leases amounted to $749, $659 and $1,104 for the years ended January 31, 2008, 2007 and 2006, respectively.

The Company leases its office and warehouse facilities in Canada, Australia, Singapore, United Kingdom and Russia under operating leases. Office rental expense for the years ended January 31, 2008, 2007 and 2006, was $731, $524 and $326, respectively.

Aggregate minimum lease payments for operating leases are as follows:

For fiscal years ending:

2009	$811
2010	$587
2011	$469
2012	$364
2013 and thereafter	$599

16. Concentrations

Credit Risk — As of January 31, 2008 and 2007, amounts due from customers that exceeded 10% of consolidated accounts receivable amounted to an aggregate of approximately $2,861 and $2,247, respectively from one customer.

The Company maintains deposits and certificates of deposit with banks which exceed the Federal Deposit Insurance Corporation ("FDIC") insured limit and money market accounts which are not FDIC insured. In addition, deposits aggregating approximately $7,688 at January 31, 2008 are held in foreign banks. Management believes the risk of loss in connection with these accounts is minimal.

Industry Concentration — The Company's revenues are derived from seismic equipment leased and sold to companies providing seismic acquisition services. The seismic industry is dependant in large part on the expected future prices of oil and natural gas. The industry has recently enjoyed a period of growth due to increases in the prices for oil and natural gas and the extended outlook for such pricing. However, the industry has experienced significant volatility in the past and there can be no assurance that such volatility will not continue or that prices of oil and natural gas will not decline significantly. Should such conditions arise, the Company could be subject to significantly greater credit risk and declining demand for its products and services.

Supplier Concentration — The Company purchases the majority of its seismic equipment for its lease pool from a small number of suppliers, each being an industry leader for its product. The Company believes that two of its suppliers manufacture most of the land-based seismic systems and equipment in use. The Company has satisfactory relationships with its suppliers. However, should those relationships deteriorate, the Company may have difficulty in obtaining new technology requested by its customers and maintaining the existing equipment in accordance with manufacturers' specifications.

17. Sales and Major Customers

A summary of the Company's revenues from customers by geographic region, outside the U.S., is as follows:

	Year Ended January 31,		
	2008	2007	2006
Canada	$ 6,820	$ 8,302	$ 8,914
UK/Europe	27,892	9,318	2,355
South America	4,153	3,050	3,220
Asia/South Pacific	9,431	9,713	10,479
Eurasia	10,180	4,998	—
Other	4,119	1,940	233
Totals	$62,595	$37,321	$25,201

During fiscal 2008 and 2006, one customer exceeded 10% of total revenues. No customer exceeded 10% of fiscal 2007 total revenues.

Independent Registered Public Accounting Firm's Report On Financial Statement Schedule

To the Board of Directors
Mitcham Industries, Inc.
Huntsville, Texas

Our audits of the consolidated financial statements and internal control over financial reporting referred to in our report dated April 14, 2008 (included elsewhere in this Annual Report on Form 10-K) also included the financial statement schedule (Schedule II-Valuation and Qualifying Accounts) of Mitcham Industries, Inc. (the "Company"), listed in Item 15(a) of this Form 10-K. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits of the consolidated financial statements.

In our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Hein & Associates LLP

Houston, Texas
April 14, 2008

SCHEDULE II
MITCHAM INDUSTRIES, INC.

VALUATION AND QUALIFYING ACCOUNTS

Col. A	Col. B	Col. C(1)	Col. C(2)	Col. D	Col. E
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions Describe	Balance at End of Period
			(In thousands)		
Allowance for doubtful accounts					
January 31, 2008	$1,212	460	5(a)	(165)(b)	$1,512
January 31, 2007	$1,173	250	—	(211)(b)	$1,212
January 31, 2006	$1,009	188	—	(24)(b)	$1,173
Allowance for obsolete equipment and inventory					
January 31, 2008	$ 553	448	59	(16)(c)	$1,044
January 31, 2007	$ 351	248	(23)	(23)(c)	$ 553
January 31, 2006	$ 519	77	2(A)	(247)(c)	$ 351

(a) Represents translation differences.

(b) Represents recoveries and uncollectible accounts written off.

(c) Represents sale or scrap of inventory and obsolete equipment.

DIRECTORS

Billy F. Mitcham, Jr.
President and Chief Executive Officer

Peter H. Blum
Chairman of the Board
Vice Chairman and Head of Capital Markets
Ladenburg Thalmann & Co., Inc.

R. Dean Lewis
Dean, College of Business Administration
Sam Houston State University

John F. Schwalbe
Certified Public Accountant

Robert P. Capps
Executive Vice President, Finance and
Chief Financial Officer

Robert J. Albers
President
Bob Albers Consulting

CORPORATE OFFICERS AND MANAGEMENT

Billy F. Mitcham, Jr.
President and Chief Executive Officer

Robert P. Capps
Executive Vice President, Finance and
Chief Financial Officer

Guy Rogers
Vice President, Business Development

Guy Malden
Vice President, Marine Systems

MARKET INFORMATION

Nasdaq Global Market ®: MIND

COPIES OF FORM 10-K

Those wishing to obtain a copy of the Company's Form 10-K as filed annually with the Securities and Exchange Commission may do so, without charge, by request to Investor Relations at the Corporate Headquarters.

CORPORATE HEADQUARTERS

Mitcham Industries, Inc.
8141 SH 75 South
P.O. Box 1175
Huntsville, TX 77342-1175
936.291.2277

INDEPENDENT AUDITORS

Hein & Associates LLP
500 Dallas Street, Suite 2900
Houston, TX 77002

LEGAL COUNSEL

Vinson & Elkins LLP
First City Tower
1001 Fannin Street, Suite 2300
Houston, TX 77002

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
212-936-5100


MITCHAM
INDUSTRIES, INC.

END